Filed Pursuant to Rule 424B(5)

Registration Statement No. 333-102352

Prospectus Supplement

To Prospectus Dated January 16, 2004

Republic of Chile

U.S.$600,000,000

Floating Rate Notes due 2008

Issue price: 99.88225%

Interest payable on January 28, April 28, July 28, and October 28

The floating rate notes due 2008 (which we refer to as the notes) will mature on January 28, 2008. Interest on the notes is payable on January 28, April 28, July 28 and October 28 of each year, beginning April 28, 2004. The notes will bear interest for each three-month interest period equal to LIBOR (determined as described in this prospectus supplement) plus 0.40%. The notes are not redeemable prior to maturity.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Chile’s outstanding public external indebtedness. Under these provisions, which are described beginning on page S-11 of this prospectus supplement, Chile may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Chile will apply to list the notes on the Luxembourg Stock Exchange in accordance with its rules and regulations.

The underwriters expect to deliver the notes to purchasers on or about January 28, 2004.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price		Underwriting Discount	Proceeds to Chile (before expenses)

Per note	99.88225%	(1)	0.15%	99.73225%
Total for notes	U.S.$599,293,500		U.S.$900,000	U.S.$598,393,500

(1) Plus accrued interest, if any, from January 28, 2004.

Joint lead managers and bookrunners

Citigroup	JPMorgan

January 23, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Chile has not authorized anyone to provide you with different information. Chile is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates indicated on their respective covers.

Prospectus Supplement

About This Prospectus Supplement	S-3
Summary of the Offering	S-4
Use of Proceeds	S-6
Description of the Notes	S-7
New Provisions Applicable to the Notes	S-11
Underwriting	S-14
Validity of the Notes	S-18
General Information	S-19

Prospectus

About this Prospectus	1
Certain Defined Terms and Conventions	2
Forward-Looking Statements	3
Data Dissemination	4
Use of Proceeds	4
Summary	5
Republic of Chile	7
The Economy	12
Balance of Payments and Foreign Trade	38
Monetary and Financial System	47
Public Sector Finances	66
Public Sector Debt	81
Description of the Securities	90
Taxation	107
Plan of Distribution	110
Official Statements	111
Validity of the Securities	111
Authorized Representative	112
General Information	112
Tables and Supplemental Information	114

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated January 16, 2004, relating to Chile’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the accompanying prospectus, you should rely on the updated information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus. Chile has not authorized anyone else to provide you with different information. Chile and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

Chile is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Chile confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading as of its date;

•	it has not omitted facts, the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that you should consider before investing in the notes. You should read the entire prospectus supplement and prospectus carefully.

Issuer	The Republic of Chile.

Aggregate Principal Amount	US$600,000,000.

Issue Price	99.88225% plus accrued interest, if any.

Maturity Date	January 28, 2008.

Form of Securities	Chile will issue the notes in the form of one or more registered global securities without coupons. Chile will not issue any notes in bearer form.

Denominations	Chile will issue the notes in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Interest	The notes will bear interest from January 28, 2004 at a floating rate equal to LIBOR plus 0.40%. Chile will pay interest quarterly, on each January 28, April 28, July 28, and October 28, commencing on April 28, 2004. The notes will bear interest from January 28, 2004 at the interest rate determined for the first Interest Period as described in this prospectus supplement.

Collective Action Clauses	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Chile’s outstanding public external indebtedness. These provisions, which are commonly referred to as “collective action clauses,” are described in the section entitled “New Provisions Applicable to the Notes” in this prospectus supplement.

Redemption	Chile may not redeem the notes before maturity. At maturity, Chile will redeem the notes at par.

Status	The notes will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Chile and will be backed by the full faith and credit of Chile. The notes will rank equal in right of payment with all of Chile’s present and future unsecured and unsubordinated external indebtedness.

Withholding Tax and Additional Amounts	Chile will make all payments on the notes without withholding or deducting any taxes imposed by Chile, subject to certain specified exceptions. For more information, see “Description of the Securities—Debt Securities—Additional Amounts” on page 93 of the accompanying prospectus.

Further Issues	Chile may from time to time, without your consent, increase the size of the issue of the notes, or issue additional debt securities that may be consolidated and form a single series with the outstanding notes.

Listing	Chile will apply to list the notes on the Luxembourg Stock Exchange in accordance with its rules and regulations.

Governing Law	New York.

USE OF PROCEEDS

Chile will use the net proceeds from the sale of notes offered by this prospectus supplement to finance budgetary items corresponding to Chile’s complementary transactions program and to fund the prepayment of public debt up to an amount totaling US$450,000,000.

DESCRIPTION OF THE NOTES

Chile will issue the notes under an amended and restated fiscal agency agreement, to be entered into by Chile and JPMorgan Chase Bank, as fiscal agent, prior to the issuance of the notes, which will further amend and restate the amended and restated fiscal agency agreement dated as of January 15, 2003, between Chile and the fiscal agent. The information contained in this section summarizes the principal terms of the notes. The prospectus to which this prospectus supplement is attached contains a summary of the fiscal agency agreement and other general terms of the notes. You should review the information contained herein and in the accompanying prospectus. You should also read the fiscal agency agreement and the form of the notes before making your investment decision. Chile has filed a copy of the amended and restated fiscal agency agreement dated as of January 15, 2003 with the SEC, and will file a copy of the amended and restated fiscal agency agreement to be executed prior to the issuance of the notes. Copies of the fiscal agency agreement will also be made available at the offices of the fiscal agent and the paying agents.

General Terms of the Notes

The notes will:

•	be issued on or about January 28, 2004 in principal amount of US$600,000,000;

•	mature on January 28, 2008;

•	be issued in denominations of US$2,000 and integral multiples of US$1,000;

•	bear interest at a floating rate, which will be a per annum rate equal to three-month LIBOR plus 0.40% for each Interest Period, beginning on January 28, 2004 and ending on the maturity date of the notes. Interest on the notes will be payable quarterly on January 28, April 28, July 28, and October 28 of each year. The interest rate will be calculated in the manner described below under “—Interest Determination for the Notes;”

•	pay interest to persons in whose names the notes are registered at the close of business on January 13, April 13, July 13, and October 13, as the case may be, preceding each payment date;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Chile backed by the full faith and credit of Chile;

•	be equal in right of payment with all of Chile’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of a nominee of DTC, and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear Clearance System plc, and Clearstream Banking, société anonyme;

•	not be redeemable before maturity; and

•	contain “collective action clauses” under which Chile may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Interest Determination for the Notes

The notes will bear interest at a rate per annum during each Interest Period equal to the sum of LIBOR for such Interest Period plus 0.40%, payable quarterly in arrears on each Interest Payment Date.

JPMorgan Chase Bank, as calculation agent, will determine LIBOR and the interest rate for each Interest Period in accordance with the following provisions. The calculation agent’s determination of any rate of interest will be final and binding absent manifest error.

As used in this supplement, “Business Day” means any day, other than a Saturday or Sunday, on which banks in New York City are not required or authorized by law to close.

“Interest Determination Date” means, for each Interest Period, the second London Business Day next preceding the first day of such Interest Period.

“Interest Payment Date” means January 28, April 28, July 28, and October 28 of each year, commencing on April 28, 2004; provided that if any such date is not a Business Day, such Interest payment Date shall be the next succeeding Business Day, except that if such day would fall in the succeeding calendar month, such Interest Payment Date shall be the preceding Business Day.

“Interest Period” means (i) the period commencing on (and including) January 28, 2004 and ending on (but excluding) the next succeeding Interest Payment Date and (ii) each subsequent period thereafter commencing on (and including) the most recent Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

“LIBOR” with respect to each Interest Period will be the offered rate for three-month deposits in U.S. Dollars commencing on the first day of such Interest Period, as such rate appears on Telerate Page 3750 as of 11:00 A.M., London time, on the Interest Determination Date for such Interest Period. If such rate does not appear on Telerate Page 3750 on such Interest Determination Date, “LIBOR” for such Interest Period will be the arithmetic mean of the offered rates for three-month deposits in U.S. dollars commencing on the first day of such Period, as such rates appear on the Reuters Screen LIBO Page at approximately 11:00 A.M. London time, on the Interest Determination Date for such Interest Period if at least two such offered rates appear on the Reuters LIBO Page.

“London Business Day” means a Business Day on which the commercial banks are open for business in London.

“Reuters Screen LIBO Page” means the display designated as page “LIBO” on the Reuters Monitor Money Rates Service (or such other page as may replace the “LIBO” page on that service for the purpose of displaying London interbank offered rates of major banks for U.S. dollar deposits).

“Telerate Page 3750” means the display designated as page “3750” on the Moneyline Telerate Service (or such other page as may replace the “3750” page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

If no offered rate appears on Telerate Page 3750 and fewer than two offered rates appear on the Reuters Screen LIBO Page on such Interest Determination Date, the calculation agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the calculation agent with the approval of Chile, to provide the calculation agent with its offered quotation for three-month deposits in U.S. dollars, commencing on the first day of such Interest Determination Date and in a principal amount not less than U.S. $1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, LIBOR will be the arithmetic mean (rounded, if necessary, to the nearest  1/16 per cent.) of such quotations. If fewer than two quotations are provided, LIBOR with respect to such Interest Period will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on such Interest Determination Date by three major banks in New York City selected by the calculation agent with the approval of Chile for three-month loans in U.S. dollars to leading European banks, commencing on the first day of such Interest Period, and in a principal amount not less than U.S. $1,000,000 that is representative of a single transaction in such market at such time; provided that if fewer than three banks selected as aforesaid by the calculation agent with the approval of Chile are quoting rates as mentioned in this sentence, LIBOR will be LIBOR as in effect on such Interest Determination Date.

Payments of Principal and Interest

Chile will make payments of principal of and interest on the notes in U.S. dollars through the fiscal agent to DTC. Chile expects that payments to holders will be made in accordance with the procedures of DTC and its direct and indirect participants. Neither Chile nor the fiscal agent will have any responsibility or liability for any of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders from the money it receives.

Paying Agents; Transfer Agents; Registrar

Until the notes are paid, Chile will maintain a paying agent in the City of New York. Chile has initially appointed JPMorgan Chase Bank to serve as its paying agent. In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg where the notes can be presented for transfer or exchange for so long as any of the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require. Chile has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents and transfer agents at the addresses listed on the inside back cover of this prospectus supplement.

Chile undertakes that, if the conclusions of the ECONFIN Council meeting of 26-27 November 2000 are implemented, it will ensure that it maintains a paying agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive implementing such conclusions.

Further Issues

Chile may from time to time, without your consent, create and issue additional debt securities having the same terms and conditions as the notes offered by this prospectus supplement (or the same except for the amount of the first interest payment). Chile may consolidate the additional debt securities to form a single series with the outstanding notes.

Notices

Chile will publish notices to the holders of the notes in a leading newspaper having general circulation in London, currently expected to be the Financial Times. Chile will also publish notices to holders in a leading newspaper having general circulation in Luxembourg while the notes remain listed on the Luxembourg Stock Exchange and the rules of that exchange so require. Chile expects that it will make such publications in the Luxemburger Wort. A notice will be deemed given on the date of its first publication.

In addition to the above, Chile will mail notices to holders at their registered addresses. So long as DTC, or its nominee, is the registered holder of a global security or securities, each person owning a beneficial interest in the global security or securities must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global security or securities that is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest to receive notices provided to DTC.

NEW PROVISIONS APPLICABLE TO THE NOTES

The notes will contain provisions regarding acceleration and voting on amendments, modifications and waivers that differ from those applicable to Chile’s outstanding public external indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” Chile may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of less than all the holders of the notes.

Default and Acceleration of Maturity

The notes will contain the same events of default as those described in the accompanying prospectus, but the procedures for acceleration if an event of default occurs will be different from those described in the prospectus. The events of default are the following:

1.	Non-Payment: Chile’s failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

2.	Breach of Other Obligations: Chile’s failure to observe or perform any of its covenants or obligations under that series of the debt securities or the fiscal agency agreement for 60 days following written notice to Chile to remedy the failure by the fiscal agent or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

3.	Cross Default:

•	Chile’s failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

•	acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

4.	Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

5.	Validity: Chile or any governmental entity of Chile which has the legal power to contest the validity of the debt securities contests the validity of the debt securities of that series in any type of formal proceeding.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the notes outstanding (as defined below) may, by notice to the fiscal agent, declare all the notes to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will become immediately due and payable on the date Chile receives written notice of the declaration, unless the default or event of default has been remedied prior to receipt of such notice by Chile. The holders of more than 50% of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events giving rise to the declaration has or have been cured or waived.

Meetings, Modifications and Amendments

Chile may call a meeting of the holders of the notes at any time regarding the fiscal agency agreement or the notes. Chile will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 20 and not more than 180 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of the notes at its discretion or if the holders of at least 10% of the aggregate principal amount of the outstanding notes have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 20 and not more than 180 days before the meeting.

Only holders of the notes and their proxies are entitled to vote at a meeting of holders of the notes. Holders or proxies representing a majority of the aggregate principal amount of the outstanding notes will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing not less than 25% of the aggregate principal amount of the outstanding notes will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing not less than 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. The fiscal agent will set the procedures governing the conduct of any meeting.

Chile and the fiscal agent may modify or amend the terms and conditions of the notes or the fiscal agency agreement if such changes are agreed to, at any meeting of holders or in writing, by persons holding notes representing at least 50% of the aggregate principal amount of the then outstanding notes.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of the relevant series that would:

•	change the due dates for the payment of principal of or interest on the notes;

•	reduce any amounts payable on the notes;

•	reduce the amount of principal payable upon acceleration of the maturity of the notes;

•	change the payment currency or places of payment for the notes;

•	permit early redemption of the notes or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the notes whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the notes) or the terms and conditions of the notes or to take any other action with respect to the notes or change the definition of “outstanding” with respect to the notes;

•	change Chile’s obligation to pay any additional amounts;

•	change the governing law provision of the notes;

•	change the courts to the jurisdiction of which Chile has submitted, Chile’s appointment of an agent for service of process with an office in New York or Chile’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the notes, as described in this fiscal agency agreement;

•	in connection with an exchange offer for the notes, amend any event of default under the notes; or

•	change the status of the notes, as described under “Description of Securities-Debt Securities-Status of Debt Securities” in the accompanying prospectus.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the notes, can be made without your consent, as long as a supermajority of the holders of the notes (that is, the holders of at least 75% of the aggregate principal amount of the outstanding notes) agrees to the change.

No consent of the holders is or will be required for any modification, amendment or change requested by Chile or the fiscal agent to:

•	add to Chile’s covenants for the benefit of the holders;

•	waive any right or power of Chile;

•	provide security or collateral for the notes;

•	cure any ambiguity, or correct or supplement any defective provision of the fiscal agency agreement; or

•	change the terms and conditions of the notes or the fiscal agency agreement in any manner which Chile and the fiscal agent mutually deem necessary or desirable so long as any change of this type will not adversely affect the interests of any holder of the notes.

For purposes of determining whether the required percentage of holders of the notes has approved any amendment, modification or change to, or waiver of, the notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, notes owned by Chile or any other obligor on the notes or by any person directly or indirectly controlled by Chile, or controlling or controlled by or under direct or indirect common control with any other obligor on the notes will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only notes that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “control” means the power, directly or indirectly, through the ownership of the voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors or a corporation, trust, financial institution or other entity.

UNDERWRITING

Citigroup Global Markets, Inc. and J.P. Morgan Securities Inc. are acting as underwriters of the offering. Subject to the terms and conditions stated in the underwriting agreement dated as of January 23, 2004, the underwriters have agreed to purchase, and Chile has agreed to sell to the underwriters, the principal amount of notes set forth opposite the underwriters’ names.

Underwriter	Principal Amount of Notes
Citigroup Global Markets, Inc.	$300,000,000
J.P. Morgan Securities Inc.	300,000,000

Total	$600,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the notes included in this offering is subject to approval of legal matters by counsel and to other conditions.

The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes to the public, the underwriters may change the public offering price.

The underwriting discounts and commissions that Chile is to pay to the underwriters in connection with this offering are 0.15% of the principal amount of the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Chile estimates that its total expenses for this offering will be $650,000, a portion of which will be reimbursed by the underwriters.

The underwriters and their affiliates have performed and in the future may perform investment banking and other advisory services for Chile from time to time in the ordinary course of their business, for which they have received customary fees and expenses.

Chile has agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The notes are offered for sale in the United States, the Americas, Europe and Asia, in jurisdictions where it is legal to make these offers. The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

The underwriters have specifically agreed to act as follows in each of the following places:

•	General. They have not offered, sold or delivered, and they will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of the underwriters, after reasonable investigation, result in compliance with the applicable laws and regulations of such jurisdiction and which will not impose any obligations on Chile, except as set forth in the underwriting agreement;

•	United Kingdom. The underwriters have represented and agreed that:

(i) they have not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) they have only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by them in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA would not apply to Chile; and

(iii) they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom.

•	Japan. The underwriters have represented and agreed that they will not, without complying with the applicable Japanese laws and regulations or pursuant to an exemption from the registration requirements of the Securities Exchange law of Japan, offer or sell any of the notes (a) in Japan, (b) to any Japanese person (i.e., a Japanese resident, corporation or other entity organized under the laws of Japan) or (c) to anyone who plans to reoffer or resell the notes in Japan or to any Japanese person.

•	Germany. The underwriters have represented and agreed not to offer or sell the notes in the Federal Republic of Germany other than in compliance with the Securities Selling Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and any other laws applicable in the Federal Republic of Germany governing the issue, distribution and sale of securities.

•	France. The underwriters have represented and agreed that this pricing supplement and the accompanying prospectus are not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this prospectus supplement and the accompanying prospectus have not been and will not be submitted to the commission des opérations de bourse for approval in France. The underwriters and Chile have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any notes to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes and that any such offers, sales and distributions have been and will be made in France (i) with the prior approval of the French Ministry of Economy and Finance in accordance with Articles 9 and 10 of the Decree (décret) no. 89-938 of December 29, 1989 relating to financial relations between France and foreign countries and (ii) (A) to qualified investors (investisseurs qualifiés) and/or (B) to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated 1st October, 1998. This prospectus supplement and the accompanying prospectus or any other offering material relating to the notes is not to be further distributed or reproduced (in whole or in part) in France by the recipients thereof and this prospectus supplement and the accompanying prospectus or any other offering material relating to the notes has been distributed on the understanding that such recipients will only participate in the issue or sale of the notes for their own account and undertake not to transfer, directly or indirectly, the notes to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

•	Greece. No public offering of the notes is permitted in the Hellenic Republic, without the issuance and publication of a prospectus approved by the Capital Market Committee and the Athens Stock Exchange and consequently no advertisement of any kind, notifications, statements or other actions are permitted to be taken in the Hellenic Republic with a view to attracting the public in the Hellenic Republic to acquire any of the notes. All provisions of codified law 2190/1920, law 876/1979 and Presidential Decree 52/1992, as now in force, must be complied with in respect of anything done with regard to the public offering of the notes in, from or otherwise involving the Hellenic Republic. In accordance with Article 4 of Presidential Decree 52/1992, the above approval procedure is not required if the notes are to be offered in the Hellenic Republic only to a restricted number of investors and/or persons engaged professionally in the investment business.

•

Portugal. The underwriters represent, warrant and agree that (i) they have not directly or indirectly taken any action or offered, advertised, sold or delivered and will not directly or indirectly offer, advertise, sell, re-sell, re-offer or deliver any notes in circumstances which could qualify as a public offer pursuant to the Código dos Valores Mobiliários or in circumstances which could qualify the issue of notes as an issue in the Portuguese market, and (ii) they have not directly or indirectly distributed and will not directly or indirectly distribute the agreement, or any document, circular, advertisement or any offering material except in accordance with all applicable laws and regulations.

Neither Chile nor the underwriters have represented that the notes may be lawfully sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to an exemption, or assume any responsibility for facilitating these sales.

VALIDITY OF THE NOTES

The following persons will give opinions regarding the validity of the notes:

•	For Chile:

•	Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Chile; and

•	Baraona, Marré y Spiess Abogados, special Chilean counsel to Chile.

•	For the underwriters:

•	Shearman & Sterling LLP, special New York counsel to the underwriters; and

•	Carey y Cía. Ltda., special Chilean counsel to the underwriters.

As to all matters of Chilean law, Cleary, Gottlieb, Steen & Hamilton may rely on, and assume the correctness of, the opinion of Baraona, Marré y Spiess Abogados and Shearman & Sterling LLP may rely on, and assume the correctness of, the opinion of Carey y Cía. Ltda.

All statements with respect to matters of Chilean law in this prospectus supplement and the prospectus have been passed upon by Baraona, Marré y Spiess Abogados and Carey y Cía. Ltda.

GENERAL INFORMATION

Authorization

The Executive Power of Chile has authorized the issuance of the notes by Supreme Decree No. 11, published in the Official Gazette of January 22, 2004, as amended by Supreme Decree No. 36, published in the Official Gazette of January 23, 2004. Chile has obtained, or will obtain before the issue date for the notes, all other consents and authorizations (if any) necessary under Chilean law for the issuance of the notes.

Litigation

Except for the litigation described under “Government Expenditures—Government Litigation” in the accompanying prospectus, neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the notes. Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Clearing

Chile has applied to have the notes accepted into DTC’s book-entry settlement system. The notes have been accepted for clearance through the clearing systems of Euroclear System and Clearstream Banking, société anonyme. The securities codes are:

CUSIP	ISIN
168863 AT 5	US168863AT57

The Republic of Chile has applied for the Common Code.

Listing

Chile will apply to list the notes on the Luxembourg Stock Exchange in accordance with its rules and regulations.

As long as the notes are listed on the Luxembourg Stock Exchange, you may receive free of charge copies of the following documents at the offices of the listing agent or the Luxembourg paying and transfer agents on any business day:

•	this prospectus supplement and the accompanying prospectus;

•	the fiscal agency agreement attaching the forms of the notes;

•	English translations of the Supreme Decree;

•	any other documents filed by Chile with the SEC; and

•	copies of the most recent annual economic report of Chile.

The notes will be issued in registered, book-entry form through the facilities of the Depository Trust Company, and will be issued in certificated form only under the limited circumstances described in the accompanying prospectus. For so long as the notes are listed on the Luxembourg Stock Exchange, if the notes are ever issued in certificated form:

•	certificated notes will be delivered by the fiscal agent as described in the accompanying prospectus and at the offices of the Luxembourg paying agent;

•	holders of notes in certificated form will be able to transfer or exchange their notes at the offices of the Luxembourg transfer agent; and

•	certificated notes may be presented and surrendered at the offices of the Luxembourg paying agent for payments of interest and/or principal.

Chile has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent. You can contact the listing agent and the Luxembourg paying agent and transfer agent at the addresses listed on the inside back cover of the prospectus supplement.

Where You Can Find More Information

Chile has filed a registration statement relating to its debt securities, including the notes offered by this prospectus supplement, and warrants with the SEC under the U.S. Securities Act of 1933. Neither this prospectus supplement nor the accompanying prospectus contains all of the information described in the registration statement. For further information, you should refer to the registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington D.C.:

SEC Public Reference Room

Room 1024, Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information. These documents are also available to the public from the SEC’s web site at http://www.sec.gov.

PROSPECTUS

Republic of Chile

Debt Securities and Warrants

The Republic of Chile may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. Chile may offer securities with an aggregate principal amount of up to US$1,923,910,000. The debt securities will be direct, unconditional and unsecured external indebtedness of Chile. The debt securities will at all times rank at least equally with all other unsecured and unsubordinated external indebtedness of Chile. The full faith and credit of Chile will be pledged for the due and punctual payment of all principal and interest on the securities.

Chile will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Chile may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2004.

i

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities Chile may offer. Each time Chile sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained herein as updated by the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “General Information—Where You Can Find More Information.”

This prospectus is based on information that is publicly available or that Chile has supplied, unless otherwise expressly stated. Chile confirms that:

•	The information contained in this prospectus is true and correct in all material respects and is not misleading as of its date;

•	It has not omitted facts, the omission of which makes this prospectus as a whole misleading; and

•	It accepts responsibility for the information it has provided in this prospectus and will provide in any prospectus supplement.

Chile is a foreign sovereign state. Therefore, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Chile. Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of such missions or to military purposes, including such property which is property of a military character or under the control of a military authority or defense agency, since such waiver is not permitted under the laws of Chile. Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Chile with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Chile unless a court were to determine that Chile is not entitled under the Immunities Act to sovereign immunity with respect to such action. Chile will irrevocably submit to the jurisdiction of any federal or state court in the Borough of Manhattan, the City of New York and will irrevocably waive, to the fullest extent permitted by law, any immunity from the jurisdiction of such courts in connection with any action based upon the securities covered by this prospectus or brought by any holder of securities covered by this prospectus. Notwithstanding the absence of a waiver of immunity by Chile, it would be possible to obtain a United States judgment in such an action against Chile if a court were to determine that Chile is not entitled under the Immunities Act to sovereign immunity with respect to such action. The enforceability in Chile of such a judgment is dependent on such judgment not violating the principles of Chilean public policy.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate (1)
At December 31, 2000	Ps.572.68 per US$1.00
Average for year ended December 31, 2000	Ps.539.49 per US$1.00
At December 31, 2001	Ps.656.20 per US$1.00
Average for year ended December 31, 2001	Ps.634.94 per US$1.00
At December 31, 2002	Ps.712.38 per US$1.00
Average for year ended December 31, 2002	Ps.688.94 per US$1.00
At June 30, 2003	Ps.697.23 per US$1.00
At December 31, 2003	Ps.599.42 per US$1.00
Average for year ended December 31, 2003	Ps.691.40 per US$1.00

(1)	As reported by the Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, pesos are translated into U.S. dollar amounts using the exchange rate at period end.

In accordance with paragraph 2 of article 44 of its Constitutional Organic Act, the Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.572.08 per US$1.00 as of January 15, 2004. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Presentation of Financial Information

All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Central Bank, the information in this prospectus may be adjusted or revised. The information and data contained in this prospectus for December 31, 2002 and thereafter is preliminary and subject to further revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This prospectus defines the terms set forth below as follows:

•	Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•	Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included or CIF basis and (ii) for purposes of balance of payments, statistics collected on a free on board or FOB basis at a given departure location.

•	Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon departure of goods from Chile on a FOB basis and (ii) for purposes of balance of payments, statistics collected on a FOB basis.

•	Rate of inflation or inflation rate is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the later December against the indices for the prior December. See “Monetary and Financial System—Inflation.”

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices.

This prospectus refers to the state-owned companies and institutions as indicated below:

Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	Corfo
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional de Petróleo	Enap
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami

FORWARD-LOOKING STATEMENTS

The following documents relating to the securities to be offered by this prospectus may contain forward-looking statements:

•	this prospectus; and

•	any prospectus supplement.

Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of them in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•	adverse external factors, such as high international interest rates, low copper and mineral prices and recession or low growth in Chile’s trading partners. High international interest rates could increase Chile’s current account deficit and budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account deficit. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile and, indirectly, lower growth in Chile;

•	adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves;

•	other adverse factors, such as climatic or seismic events, international or domestic hostilities and political uncertainty.

DATA DISSEMINATION

Chile is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Chile, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/country/chlcats.htm. Neither Chile nor any agents or underwriters acting on behalf of Chile in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Chile will use the net proceeds from the sale of securities offered by this prospectus for the general purposes of the government.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire prospectus and any prospectus supplement carefully.

Selected Financial Information

	1998	1999		2000		2001		2002		Six months ended June 30, 2003
	(In millions of US$, except as otherwise indicated)
THE ECONOMY
Gross Domestic Product (GDP) (1)	US$ 79,374	US$ 72,995		US$74,873		US$68,264		US$66,425		US$35,126
Real GDP (in billions of constant 1996 Pesos)	Ps. 34,377	Ps. 34,115	(4)	Ps. 35,537	(4)	Ps. 36,626	(4)	Ps. 37,412	(4)	Ps. 19,408
% Change from prior year	3.2%	(1.0	)%(4)	4.2	%(4)	3.1	%(4)	2.1	%(4)	3.3%
Consumer price index (annual rate of change)	4.7%	2.3%		4.5%		2.6%		2.8%		1.6%
Wholesale price index (annual rate of change)	0.3%	13.5%		7.9%		3.1%		10.4%		3.1%
Unemployment rate (annual average)	6.3%	9.8%		9.2%		9.0%		9.0%		8.7%
Balance of payments (in millions of US$)
Trade balance	US$ (2,040)	US$ 2,427		US$ 2,119		US$ 2,054		US$ 2,513		US$ 1,628
Current account	(3,918)	99		(766)		(1,192)		(553)		137
Capital account (including change in reserves)	4,160	975		491		2,356		800		(1,086)
Errors and omissions	(242)	(1,074)		276		(1,164)		(246)		949
Central Bank net international reserves (period-end)	16,292	14,947		15,111		14,400		15,351		15,490
Number of months of import coverage	10.6	12.2		10.6		10.5		11.6		N/A
PUBLIC FINANCE (in billions of US$)
Public sector revenue (2)	US$ 17.2	US$ 15.5		US$ 16.9		US$ 15.4		US$ 14.7		US$ 15.5(5)
% of GDP	21.6%	21.3%		22.6%		22.6%		22.1%		N/A
Public sector expenditure (2)	16.9	16.5		16.8		15.6		15.2		16.0(5)
% of GDP	21.3%	22.7%		22.4%		22.9%		22.9%		N/A
Public sector surplus/ (deficit) (2)	0.3	(1.0)		0.1		(0.2)		(0.5)		(0.5	)(5)
% of GDP	0.4%	(1.4)%		0.1%		(0.3)%		(0.8)%		N/A
Consolidated non-financial public sector surplus/ (deficit)	(0.5)	(1.1)		(0.4)		(0.4)		(1.1)		N/A
% of GDP	(0.6)%	(1.5)%		(0.6)%		(0.6)%		(1.6)%		N/A
PUBLIC DEBT (3) (in millions of US$)
Public sector external debt	US$ 2,461	US$ 2,795		US$2,580		US$ 3,008		US$ 3,737		US$ 4,720
Public sector external debt/GDP	3.2%	4.0%		3.7%		4.6%		5.8%		6.9%
Public sector external debt/exports	15.1%	16.3%		13.4%		16.3%		20.4%		N/A

(1)	GDP in U.S. dollars calculated by transforming the nominal GDP in pesos at the average exchange rate of each period.
(2)	Central government.
(3)	Includes short-, medium- and long-term debt of the non-financial public sector. The non-financial public sector includes the central government, municipalities and public owned enterprises, and does not include Banco Estado and the Central Bank.
(4)	Preliminary.
(5)	As established in 2003 Budget Law.

Source: Central Bank, Budget Office and National Statistics Institute.

[Figure: MAP OF CHILE]

REPUBLIC OF CHILE

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory with an area of approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. Its borders are with Peru in the north, the Antarctic territory in the south, Bolivia and Argentina in the east and the Pacific Ocean in the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Sala y Gómez Island.

Continental Chile has five well-defined geographic regions: the northern desert, the high Andean sector, the central valley, the southern lake district and the archipelago region. Outside the urban areas, approximately 21% of the land is forested. The remainder consists primarily of agricultural areas, deserts and mountains. The northern desert region is rich in various mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and in its two largest ports, San Antonio and Valparaíso. According to the 2002 national census, Chile’s population is approximately 15.1 million, with an annual average growth rate of 1.2% from April 1992 to April 2002. Its population is highly urbanized, with approximately 87% living in cities in 2002, and approximately 40% of Chile’s urban dwellers reside in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. The Chilean population has a 96% literacy rate, and Spanish is the official language.

Chile considers itself an upper-middle income economy. The following table sets forth comparative GNP figures and select other comparative statistics for 2002:

	Argentina		Brazil		Chile		Colombia		Mexico		Venezuela		United States
Per capita GNP (1)	US$	10,500	US$	7,600	US$	10,100	US$	6,100	US$	9,000	US$	5,400	US$	36,300
Life expectancy (in years)		75		71		76		71		72		74		77
Infant mortality (as % of live births)		1.6%		3.1%		0.9%		2.2%		2.4%		2.4%		0.7%
Adult literacy rate		97%		86%		96%		93%		92%		93%		97	% (2)

(1)	Figures are adjusted for purchasing power parity.
(2)	Source: CIA World Fact book.

Source: The World Bank.

Constitution and Government

Chile is organized as a democratic republic and has a political system based on several fundamental democratic precepts: recognition and protection of human dignity, popular sovereignty, equal protection of the law, representative form of government, protection of private property, governance based upon the rule of law, separation of powers and freedom of speech and association. The Political Constitution of the Republic of Chile, as amended, approved in a national referendum in 1980 provides for a system of government composed of three separate and independent powers: an executive branch headed by a President with a non-renewable six-year term, a legislative branch consisting of a two-chambered Congress, and a judicial branch with a Supreme Court as its highest authority.

Since its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s and from 1924 to 1925 and 1931 to 1932), Chile had a democratically elected government. In September 1973, a military junta assumed power until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democrat Party, reinstated civilian rule when he took office for a four-year term on March 11, 1990 with the support of the Concertación de Partidos por la Democracia, a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as contemplated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the Christian Democratic Party and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In December 1999, again with the support of the Concertación coalition, Ricardo Lagos, a member of the Socialist Party, was elected to the presidency for a six-year term. He took office on March 11, 2000 and is currently in office.

Congress and Political Parties

Under the Constitution, the Congress consists of a Senate and a Chamber of Deputies. Forty-eight Senators compose the Senate, while the Chamber of Deputies consists of 120 members.

Of the 48 Senators, 38 are elected by popular vote; all 120 Deputies are also elected by popular vote. Senators hold tenure through staggered eight-year terms, while Deputies are elected to four-year terms. In addition to the 38 Senators elected by popular vote, the Senate has nine ordinary, or “institutional,” Senators, each serving an eight-year term. Of the nine institutional Senators, three are appointed by the Supreme Court, the National Security Council appoints another four and the President appoints the remaining two. The Constitution also allows past presidents who have served a full six-year term to become “special institutional Senators for life”. Former President Eduardo Frei Ruiz-Tagle exercised this right, increasing the total number of institutional Senators (at that time) from nine to ten.

Chile has two major political groups, which are the center-left coalition and the center-right alliance.

•	The center-left coalition, Concertación, includes the centrist Christian Democratic (Partido Demócrata Cristiano – PDC) and Radical Social Democratic (Partido Radical Social Demócrata – PRSD) parties, as well as the moderate leftist Party for Democracy (Partido por la Democracia – PPD) and the Socialist Party (Partido Socialista – PS).

•	The center-right alliance includes the National Renewal Party (Renovación Nacional – RN) and the Independent Democratic Union (Unión Demócrata Independiente –UDI).

Chile also has several other smaller parties, which are neither represented in the executive branch nor in Congress, but do have elected representatives in certain local governments. Because voting for the Chamber of Deputies is done on a district-by-district basis, Deputy candidates for smaller parties may be elected to the Chamber of Deputies by receiving a majority of votes within a particular district even though the party with which they are affiliated may not receive a significant percentage of total votes at a national level.

The following tables set forth the results of the presidential elections held in 1989, 1993 and 1999, and of the congressional elections held in 1989, 1993, 1997 and 2001:

Presidential Elections

(in %)

	1989	1993		1999	1999 (2)
Center-Left	55.2	58.0		48.0	51.3
Center-Right	29.4	30.6	(1)	47.5	48.7
Far-Left	—	4.7		3.2	—
Humanists and Greens	—	6.7		1.0	—
Centrist Union	15.4	—		0.4	—

(1)	Aggregate percentage represented by two center-right presidential candidates.
(2)	Second round took place in January 2000.

Congressional Elections (Chamber of Deputies)

(in %)

	1989	1993	1997	2001
Center-Left	51.5	55.4	50.5	47.9
Center-Right	34.2	36.7	36.3	44.3
Far-Left	5.3	6.4	7.5	5.2
Humanists and Greens	—	1.4	2.9	1.1
Centrist Union	2.6	—	2.1	—
Others	6.4	0.1	0.7	1.5

Chile will hold its next presidential and congressional elections in December 2005.

In November 2002, the Court of Appeals of Rancagua ordered the impeachment and suspension of five Concertación Deputies as part of a bribery investigation. In January 2003, the Supreme Court confirmed the suspension of all the Deputies involved in the case. However, in August 2003, one of the Deputies was acquitted and reinstated. The other four were convicted of these charges in December 2003. Additionally, in January 2003, the Court of Appeals of Antofagasta impeached one Deputy of the opposition party, UDI, on charges of fraud and misappropriation of public funds. In October 2003, the Supreme Court confirmed the impeachment.

In December 2002, Senator Nelson Ávila was expelled from the PPD, becoming an independent member of the Senate and leaving the Concertación coalition with one vote less in such chamber.

The following table sets forth the composition of the Senate and Chamber of Deputies as of December 31, 2003:

Composition of Senate			Composition of Chamber of Deputies
Center-Left	19		Center-Left	59
Center-Right	17		Center-Right	56
Independent	1		Impeached and Suspended	5

Institutional	10	(1)	Total	120

Total	48

(1)	Four institutional senators are supporters of the Concertación.

National Security Council

The National Security Council, a special governmental body in Chile, advises the President on domestic and national security issues and appoints four of the nine ordinary institutional Senators. The Council was created pursuant to the Constitution in 1980 and began full operations in 1989 as part of the transition to democracy. The Council is composed of eight voting members, which include the President of the Republic, the President of the Senate, the Chief Justice of the Supreme Court, each of the Commanders-in-Chief of the three branches of the Armed Forces, the Head of the Police Department and the General Comptroller. Non-voting members of the Council include the Ministers of the Interior, Foreign Affairs, National Defense, Economic Development and Reconstruction, and Finance.

International and Regional Relations

Chile has had no significant regional or international conflicts in recent years. Chile is a member of or party to:

•	the United Nations, as a founding member, including many of its specialized agencies. Since January 2003, Chile is a non-permanent member of the UN Security Council (membership lasts until the end of 2005);

•	the Organization of American States (OAS);

•	the World Health Organization;

•	the World Trade Organization (WTO);

•	the International Labor Organization;

•	the International Monetary Fund (IMF);

•	the International Bank for Reconstruction and Development (World Bank);

•	the Inter-American Development Bank;

•	the International Conference of Copper Exporting Countries; and

•	the Asian Pacific Economic Cooperation forum (APEC).

In February 2003, the Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Central Bank became a member of the Bank for International Settlements (BIS).

Chile maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade, investment and services. Chile is a member of the Latin American Integration Association (Asociación Latinoamericana de Integración — ALADI), a regional trade association. Chile is also party to a number of bilateral trade arrangements. See “Balance of Payments and Foreign Trade — Foreign Trade — Trade Policy” for more information on these arrangements.

Measures Implemented to Deter Terrorism and Money Laundering

Chile is committed, through its membership in the UN and the OAS, to the taking of positive action against terrorism, in coordination with international community efforts. In 2001, as pro-tempore secretary to the Rio Group, Chile led the coordination of the Group’s position at the twenty-fourth meeting of consultation of OAS’ Ministers of Foreign Affairs, including the organization of a meeting of legal experts from the member countries with view to addressing legal issues relating to the prevention of and reaction to terrorist acts, particularly in the framework of UN Security Council resolution No. 1373.

In adopting the necessary measures for the implementation of UN Security Council resolution No. 1373 in 2001, President Lagos issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1373. To the same end, in 2001, Chile became party of the “International Convention for the Suppression of the Financing of Terrorism.” In compliance with the undertakings of the Convention, Chile enacted Law No. 19,906, by which the financing of terrorism has been made a criminal offense.

Currently, the Congress is debating an amendment to the law on illicit traffic in narcotics and other illegal drugs. In December 2003, the Financial Analysis and Intelligence Unit Act (UAF) was adopted creating a governmental unit aimed at preventing the use of the financial system and other sectors of the economy for specified illegal activities, particularly aimed at money laundering. The UAF will be responsible for gathering, processing and exchanging information related to the financing of terrorist activities. If the UAF has a reasonable belief that a financial operation is being used to launder money or to fund terrorist activities, it is required to promptly provide all relevant information to Chilean prosecutors and courts.

With the purpose of deterring terrorism, the Banks and Financial Institutions Commission (Superintendencia de Bancos e Instituciones Financieras — SBIF), an independent governmental agency, has instructed banks and other the entities under its supervision to implement certain recommendations that expand the concept of illegal activities constituting international terrorism, such as money laundering and providing improper financing. In addition, a list of individuals and entities under suspicion of international terrorist activities (issued by the UN Security Council) has been officially delivered by the central government to the banks and other relevant bodies for their corresponding investigation.

THE ECONOMY

History and Background

Chile is a country rich in natural resources and its economy has been oriented historically towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In reaction, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of some key sectors (including electricity and steel). As result of these policies, its role in the economy expanded in the following decades.

As part of the government’s efforts to liberalize Chile’s economy between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition to these economic reforms, the administration tried to professionalize Chile’s monetary policy by recruiting career economists to the Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy was still heavily regulated by the late 1960s.

The socialist government of President Allende (1970 to 1973) further increased the government’s role in the economy by implementing a widespread nationalization program, deepening agrarian reform and increasing government expenditures. By 1973, inflation reached an annual rate of more than 500%, industrial output declined more than 6% and the Central Bank’s foreign exchange reserves stood at slightly above US$40 million.

Following the military coup d’etat in 1973, the military government (1973 to 1990) introduced liberal economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence in the economy, by, among other actions, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military administration was able to reduce inflation, eliminate budget deficits and initiate an economic recovery, in the early 1980s due to macroeconomic policies and a global recession that resulted in an external debt crisis, Chile’s economy contracted. See “Public Sector Debt—Debt Service and Debt Restructuring.” Furthermore, the government’s decision to implement an austerity program and depreciate the peso contributed to a sharp recession that began in 1982 with real GDP decreasing 13.4% during that year. In 1983, real GDP further decreased 3.5% and unemployment reached a peak of 20.5% (without taking into account certain ad-hoc emergency employment programs developed by the government). However, from 1984 to 1989, these measures resulted in:

•	increased exports;

•	an average GDP growth of 6.7% per year;

•	a 66.6% reduction in the current account deficit; and

•	a steady rise in international reserves.

In 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to increases in inflation. When the elected government of President Aylwin took office in 1990, it implemented a macroeconomic policy designed to correct these economic imbalances.

In December 1989, the government redefined the Central Bank as a fully autonomous agency functioning independently from the central government. At that time, the autonomous and independent status of the Chilean Central Bank was unique in Latin America. The Central Bank’s two main objectives are to keep inflation under control and to ensure the regular flow of external and domestic payments. See “Monetary and Financial System—Role of the Central Bank.” The government also undertook a deliberate effort to coordinate macroeconomic policies between the Central Bank and the Ministry of Finance.

The Concertación coalition governments of President Patricio Aylwin (1990 to 1994), President Frei Ruiz-Tagle (1994 to 2000), the son of the former President Eduardo Frei (1964 to 1970), and President Ricardo Lagos (2000 to 2006) have sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations have consistently attempted to construct a wide consensus on free-market economic principles including respect and protection of private property, the subsidiary role of the state in the economic activity, free trade, open and fair competition and sound macroeconomic policies. The government attributes economic growth during this period primarily to increases in investment and international trade, as well as broadening the array of export goods beyond Chile’s traditionally predominant export of copper.

Recent Macroeconomic Performance

Since the Central Bank was rendered autonomous from the central government in 1989, inflation has gradually tended to decrease. In the period of 1990-2000, inflation went from 27.3% to 4.5% per annum. In the following years, inflation has been consistent with the current Central Bank medium term target of 3% (ranging between 2-4% per year). Inflation reached 2.6% in 2001, 2.8% in 2002 and was 1.1% in 2003. With respect to public finance management, the current administration has reaffirmed its commitment to budgetary discipline by setting a goal of achieving a structural surplus equal to 1% of GDP each year. The government believes that pursuing a structural surplus balance policy will enable it to achieve a counter-cyclical macroeconomic policy. Since adoption of this policy in 2000, in light of slow growth and low world copper prices, the government’s counter-cyclical policy has led to moderate real deficits that are in line with the long-term surplus policy. This may change, however, if economic growth and world copper prices increase in the short-term, as currently expected. See “Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.”

Since 1999, the Central Bank has allowed the currency to freely float against the U.S. Dollar and other foreign currencies. Under certain exceptional circumstances and under strict transparency standards, the Central Bank maintains its right to intervene in the exchange rate market. The combination of strict monetary policy, fiscal policy and free-floating exchange rate has facilitated the strengthening of the economy. Chile’s currency was tested when, after a prolonged period of rapid economic growth, the Chilean economy, along with most emerging market economies, faced the effects of the international crises that originated in 1998 in Asia. The external contagion forced a severe reduction in domestic demand, a strong real depreciation of the peso and resulted in the first technical recession in 17 years that drove the unemployment rate above 10 percent (a level not seen since 1988). The Chilean economy started to recover in the last quarter of 1999. In 2000, GDP grew by 4.4%. In 2001 and 2002, Chile’s GDP growth fell short of the average rate prevailing in the 1990s, reflecting mainly the effects of a cyclical downturn in the international economy. The uncertainty in the international capital markets, events related to September 11, 2001 and the accounting frauds and financial problems affecting certain international companies worsened the international economic situation in 2002. These external shocks had a significant impact and somewhat reduced Chilean economic growth. Nevertheless, Chilean macroeconomic and microeconomic policies and the important role of Chilean institutions helped to keep the economy stable. In 2003, the Chilean economy showed signs of recovery, including improvements in the stock markets whose principal index, the IPSA (Selective Shares Price Index), increased over 45% between January and November 2003. Chile believes that a combination of recent significant increases in international prices for Chile’s principal commodities (including copper, pulp and wood), improvements in Chile’s main export markets and increased trade from countries that have recently entered into free trade arrangements with Chile (such as the United States and the European Union) should help sustain economic growth during 2004. See “Foreign Trade—Trade Policy.”

The following table sets forth information regarding Chile’s recent macroeconomic performance:

Recent Macroeconomic Performance

	Current Account (1)	GDP Growth (3)	Domestic Demand Growth (3)
	(in millions of US$)	(in %)	(in %)
2001 (2)
First quarter	(1,562.9)	3.2	6.6
Second quarter	(1,212.2)	4.1	0.9
Third quarter	(1,457.6)	2.9	2.8
Fourth quarter	(1,192.2)	2.0	(1.5)
2002 (2)
First quarter	(775.4)	1.3	(1.9)
Second quarter	(624.8)	1.7	1.3
Third quarter	(743.0)	2.4	4.2
Fourth quarter	(553.1)	3.2	4.1
2003 (2)
First quarter	(625.0)	3.7	3.5
Second quarter	(733.8)	2.8	3.5

(1)	Cumulative 12 month.
(2)	Preliminary.
(3)	In constant 1996 pesos.

Source: Central Bank.

Privatization Program and Public Private Partnership

Privatization Program

Beginning in 1974, the military government began to implement a large-scale privatization program. The Concertación coalition administrations have continued the privatization program, with certain changes to enhance transparency and coordination with the private sector, including the limited flotation of interests in state-owned companies and the grant of concession rights.

The privatization program included three phases, which are described below.

First, between 1974 through 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90% of all then state-owned companies, which represented more than 500 companies. In addition, the government began a comprehensive reform of its social security system in 1980. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vestable and portable benefits that are entrusted to specialized fund management companies known as administradoras de fondos de pensiones (AFPs). See “Monetary and Financial System—The Chilean Pension System.” During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchaser waived its rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices. Second, between 1984 through 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by Corfo (33 companies). Third, beginning in 1990, the Concertación coalition administrations modified the government’s policy towards privatizations, increasing transparency in the process. Since the previous administration had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the government of President Aylwin decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. From 1990 to 2003, there have been 27 principal privatizations of existing companies (of which 12 are through concessions) in different sectors, including water supply, sanitation, power utility and transportation.

On December 31, 1998, the government divided Emporchi, a state-owned ports company, into ten state-owned companies, each to be operated by a private company under a concession or charter granted by the government. The government initiated a port-concession process during the six months of 1999. The ports granted in concession are Valparaíso, San Antonio and San Vicente-Talcahuano in 1999; Iquique in 2000; and Antofagasta in 2003. A concession for the port of Arica is expected to be granted during 2004.

Prior to 1999, Chile’s water supply sector was comprised principally of 13 state-owned companies, accounting for 92% of the water supply. In November 1997, Congress enacted a law authorizing private investment in the water sector and the transfer of up to 65% of its property to the private sector. By 2001, the government had privatized five state-owned water companies. Since 2001, the current administration has sought to transfer the remaining state-owned water companies to private control by means of a long-term concessions program. Between 2001 and 2003, five of the eight remaining companies have been given in concession. In 2003, the government received US$299.3 million from the program.

During 2003, the government of President Lagos extended the privatization program to:

•	the sale of the remaining non-controlling stake in electricity company Empresa Generadora de Electricidad Colbún S.A. (originally privatized in 1997);

•	the sale of a 10.3% equity interest in sanitation company Aguas Andinas S.A., a water supply and sanitation company in which the government still holds a 35% stake; and

•	the transfer of exploitation concession rights in four water supply and sanitation companies (Empresa de Servicios Sanitarios de Tarapacá S.A. — ESSAT, Empresa de Servicios Sanitarios de Antofagasta S.A. — ESSAN, Empresa de Servicios Sanitarios de Atacama S.A. — EMSSAT and Empresa de Servicios Sanitarios de Coquimbo S.A.— ESSCO) that cover the water network and sewage system in the largest cities in the northern area of the country and hold significant water exploitation rights. Bids for ESSAN, ESSCO and EMSSAT have been accepted and transfers are expected to be finalized by March 2004.

The latest phase of privatizations has resulted in approximately US$3.13 billion in aggregated net proceeds. This amount does not include the aggregate amount equal to approximately US$205 million that was transferred to Corfo after capital decreases effected in ESSAN, ESSCO and EMSSAT in December 2003.

In 2004, the government anticipates that it will transfer exploitation concession rights in Empresa de Servicios Sanitarios de Magallanes S.A. and Empresa de Servicios Sanitarios de la Araucanía S.A. The government will also seek to grant a concession to operate and exploit the port of Arica and the dock front on the port of Talcahuano. In addition, Corfo will continue to solicit better valuations for the concession rights in ESSAT. During 2004 and 2005, the government plans to dispose of any shares it still retains in the privatized water supply and sewage companies, majority ownership of which has been privatized during the privatization program as discussed above.

After the completion of these privatizations in 2004, the government does not anticipate additional privatizations of major state-owned companies.

Public Works—Infrastructure Concessions; a Case of Private Public Partnership

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996, are aimed at increasing private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for and flexibility in the form of concessions to foreign and local investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants concessions through the Ministry of Transportation and Public Works. The first concession was granted in 1993. A concession may regard any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods of up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period. If there is a revenue guarantee, the concessionaire must transfer 50% of any amount in excess of a specified real rate of return to the Ministry of Transportation and Public Works. The government assesses each project to determine how risks associated with the project should be shared by the concessionaire and the government. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government, if any. The government has also created a foreign exchange hedge mechanism for public work concessions financed in foreign currencies to reduce currency risk exposure, which is also available on a case-by-case basis.

As of December 2003, 39 concession projects have been commissioned, 23 of which are already fully operative, 13 under construction and 3 granted but not yet in construction. Concessions include projects such as the rehabilitation and maintenance of highways (totaling approximately 2,570 kilometers and including a substantial portion of the Pan-American Highway), the construction and/or maintenance of nine airports, and one water irrigation project. Investment in these projects totals more than US$5.6 billion. Among the projects expected to be included in future concession plans are the building of schools, hospitals, jails, bridges and public surface transportation services and related facilities.

Gross Domestic Product

On March 25, 2002, the Central Bank updated the base year for GDP comparisons from 1986 to 1996. For this reason, GDP data given in this prospectus is preliminary.

The average annual rate of growth between 1990 and 2000 was 6.2%, including the 1.0% technical recession in 1999. In the following years, Chile’s growth has fallen short of the average rate prevailing in the 1990s, reflecting mainly the effects of the cyclical downturn of the international economy. The government believes that the current economic climate, characterized by low interest rates and a recovery of the terms of international trade due to an improvement in external conditions, will tend to spur domestic demand in the near future. The following tables set forth GDP and expenditures for the periods indicated:

GDP and Expenditures

(in Ps. billions)

	1998	1999	2000 (1)	2001 (1)	2002 (1)	Six months ended June 30, 2003 (1)
GDP	Ps.36,535	Ps.37,139	Ps.40,393	Ps.43,344	Ps.45,763	Ps.25,420
Imports of goods and services	10,802	10,148	12,110	13,829	14,571	8,410

Total supply of goods and services	47,337	47,287	52,504	57,172	60,333	33,830

Exports of goods and services	(9,609)	(10,992)	(12,858)	(14,526)	(15,620)	(9,251)

Total goods and services available for domestic expenditures	37,728	36,295	39,646	42,647	44,714	24,578

Allocation of total goods and services:	28,182	28,555	31,276	33,435	35,056	19,228
Consumption (public and private)	37,728	36,295	39,646	42,647	44,714	24,578
Gross investment (public and private)	9,546	7,740	8,369	9,212	9,658	5,350

Total domestic expenditures	36,535	37,139	40,393	43,344	45,763	25,420

(1)	Preliminary.

Source: Central Bank.

GDP and Expenditures

(in constant Ps. billions of 1996)

	1998	1999	2000 (1)	2001 (1)	2002 (1)	Six months ended June 30, 2003 (1)
GDP	Ps.34,377	Ps.34,115	Ps.35,537	Ps.36,626	Ps.37,412	Ps.19,408
Imports of goods and services	10,929	9,887	10,957	11,305	11,363	5,946

Total supply of goods and services	45,306	44,003	46,493	47,931	48,775	25,354
Exports of goods and services	9,970	10,700	11,283	11,968	12,125	6,672

Total goods and services available for domestic expenditures	35,335	33,302	35,211	35,963	36,650	18,682

Allocation of total goods and services:
Consumption (public and private)	26,054	25,714	27,035	27,581	28,149	14,303
Gross investment (public and private)	9,281	7,588	8,176	8,382	8,501	4,379

Total domestic expenditures	35,335	33,302	35,211	35,963	36,650	18,682

Real GDP growth (%)	3.2%	(0.8)%	4.2%	3.1%	2.1%	3.3	%(2)

(1)	Preliminary.
(2)	Compared with the first six months of 2002.

Source: Central Bank.

Composition of Demand

From a demand perspective, the primary user of total goods and services available for domestic expenditures (absorption) is private consumption, representing approximately 63.8% of GDP on average from 1998 to 2002. During the same period, government consumption averaged only 11.0% of GDP.

The following table sets forth information regarding GDP by categories of aggregate demand.

GDP by Aggregate Demand

(% of total GDP at constant prices)

	1998	1999	2000 (1)	2001 (1)	2002 (1)
GDP (in billions of constant 1996 pesos)	34,337	34,115	35,537	36,626	37,412
Absorption	102.8%	97.6%	99.1%	98.2%	98.0%
Private consumption	64.2	64.1	63.8	63.6	63.3
Government consumption	10.8	11.2	11.0	11.0	11.1
Gross fixed investment	27.0	22.2	23.0	22.9	22.7
Exports of goods and services	29.0	31.4	31.8	32.7	32.4
Imports of goods and services	31.8	29.0	30.8	30.9	30.4

(1)	Preliminary.

Source: Central Bank.

Savings and Investment

The government attributes the steady, high economic growth rates during the 1990s to the government’s sustained efforts to encourage capital investment prior to and during that period. The ratio of gross fixed investment during the past four years has remained relatively constant, reflecting a smooth productive transformation in the Chilean economy, through the accumulation of machinery, construction and equipment containing new technologies. The ratio was 20.8% in 1999, 20.7% in 2000, 21.3% in 2001, 21.1% in 2002 and 21.0% in the six-month period ended June 30, 2003. Increases in investment and saving have been positively correlated. From 1999 to June 30, 2003, private savings averaged 17.6% of GDP, while public savings averaged 2.7% of GDP.

The following table sets forth information concerning savings for the periods indicated:

Savings

(% of Nominal GDP)

	1998	1999	2000 (1)	2001 (1)	2002 (1)	Six months ended June 30, 2003 (1)
External savings	5.1	(0.1)	1.2	1.9	0.9	(0.2)
Total domestic savings	21.1	21.0	19.5	19.4	20.2	21.3
Public savings (central government only)	3.8	2.3	3.5	3.1	2.6	2.1
Private savings	17.3	18.7	16.0	16.3	17.6	19.2

Total savings (2)	26.1	20.8	20.7	21.3	21.1	21.0

(1)	Preliminary.
(2)	External savings plus domestic savings.

Source: Central Bank and Budget Office.

Principal Sectors of the Economy

The Chilean economy, with a GDP of US$66.4 billion in 2002, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

The following tables set forth the components of Chile’s GDP and their respective growth rates for the periods indicated:

Real GDP by Sector (% of GDP)

	1998		1999		2000 (1)		2001 (1)		2002 (1)		Six months ended June 30, 2003 (1)
PRIMARY SECTOR:
Agriculture, livestock and forestry		4.1		4.1		4.2		4.2		4.3		6.6
Fishing		1.1		1.2		1.3		1.4		1.5		1.2
Mining		7.3		8.2		8.1		8.4		8.2		8.1

Total primary sector		12.6		13.5		13.6		14.0		13.9		15.9

MANUFACTURING SECTOR (2):		16.3		16.3		16.3		15.9		16.0		15.7

SERVICES SECTOR:
Construction		9.2		8.3		7.9		7.9		7.9		7.8
Electricity, gas and water		2.9		2.8		2.9		2.8		2.9		2.9
Trade and catering		11.3		10.8		10.8		10.7		10.7		10.9
Personal services (3)		10.5		10.8		10.7		10.7		10.7		9.5
Financial services (4)		12.5		12.5		12.5		12.5		12.4		12.5
Transport and communications		6.9		7.0		7.3		7.7		7.7		7.4
Housing		7.4		7.6		7.5		7.4		7.5		7.3
Public administration		3.8		3.9		3.8		3.7		3.7		3.6

Total services sector		64.4		63.8		63.4		63.5		63.5		61.8

Net adjustments for payments made by financial institutions, VAT and import tariffs		6.7		6.4		6.7		6.7		6.6		6.6

Total		100.0		100.0		100.0		100.0		100.0		100.0

Real GDP (in billions of constant 1996 pesos)	Ps.	34,377	Ps.	34,115	Ps.	35,537	Ps.	36,626	Ps.	37,412	Ps.	19,408

(1)	Preliminary.
(2)	Includes the processing of mining production.
(3)	Includes public and private health and education services.
(4)	Includes financial services, insurance, leasing and services for companies.

Source: Central Bank.

Change in GDP by Sector

(% change from previous year)

	1998	1999	2000 (1)	2001 (1)	2002 (1)	Six months ended June 30, 2003 (1) (5)
PRIMARY SECTOR:
Agriculture, livestock and forestry	5.0	(0.8)	5.5	5.2	4.2	5.7
Fishing	(6.2)	6.4	12.1	7.3	8.4	(6.6)
Mining	8.3	10.6	3.5	6.2	(0.3)	5.7

Total primary sector	5.7	6.5	4.9	6.0	1.9	4.7

MANUFACTURING SECTOR (2):	(2.3)	(0.5)	4.0	0.5	2.8	3.3
SERVICES SECTOR:
Construction	1.9	(9.9)	(0.9)	3.0	2.1	1.6
Electricity, gas and water	4.4	(4.7)	6.8	1.0	4.3	5.9
Trade and catering	3.5	(4.4)	3.8	2.5	2.0	3.4
Personal services (3)	3.2	1.9	3.3	2.7	1.9	1.7
Financial services (4)	6.0	(1.0)	4.5	2.9	1.9	3.0
Transport and communications	6.6	0.8	9.2	7.7	2.3	3.7
Housing	3.4	3.0	2.4	2.2	2.3	2.1
Public administration	1.5	1.5	1.5	1.8	1.8	1.9

Total services sector	3.9	(1.8)	3.6	3.1	2.1	2.7

Total GDP	3.2	(0.8)	4.2	3.1	2.1	3.3

(1)	Preliminary.
(2)	Includes the processing of mining production.
(3)	Includes public and private health and education services.
(4)	Includes financial services, insurance, leasing and services for companies.
(5)	Compared with the first six months of 2002.

Source: Central Bank.

Primary Sector

Chile’s primary sector of the economy is significant for its direct contribution to GDP (13.9% in 2002) and as supplier of primary goods to the manufacturing sector.

Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches.

From 1999 to 2002, exports of agricultural and livestock products represented approximately 9.9% of total exports, amounting to an average of US$1.6 billion per year. As of June 2003, exports of agricultural products reached US$1.2 billion.

Chile has particular climatic, botanical and soil conditions that give the country a comparative advantage in the forestry sector. The Chilean timber industry attempts to exploit these advantages with, among other things, an extensive planting program which in the past five years averaged approximately 96,000 hectares of new trees a year (88,089 hectares in 2002). Primary exports of the forestry sector were US$35.5 million in 2002, representing 0.2% of total exports. However, most forestry products are exported after gaining some value added through manufacturing. As of June 2003, primary exports of the forestry sector were US$10.2 million.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated total catch of 4.7 million tons of fish, mollusks and crustaceans in 2002. In less than a decade, Chile became a leading farmed salmon and trout producer and exporter in the world. Climatic conditions around the Chiloé and Aysén regions, including water that is continually replenished from both the Antarctic currents and the Andes melt-off, provide an ideal environment for year-round farmed fish production. Between 1990 and 2002, the Chilean salmon and trout industry grew significantly with a catch of 431,095 tons in 2002, a fifteen-fold increase as compared with 1990.

In 1991, the Fishing Act was enacted to introduce the concept of sustainable use. The government also limited the size of Chile’s fishing fleet to put a curb on over-fishing and implemented a rational resource management system to promote sustainable fishing conditions for the future.

A Temporary New Fishing Act was passed in January 2001, granting governmental fishing agencies the authority to establish limits on the number of fish that industrial ship-owners may catch. In December 2002, the Congress extended the effectiveness of this act until 2012.

Mining

Chile has large reserves of metallic and non-metallic resources and is the world’s largest producer of copper, accounting for approximately 33.9% of world mine production of copper as of 2002. Chile has an estimated 85 million metric tons of copper reserves and produced 4,580 thousand metric tons of grade A copper in 2002. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector of the Chilean economy is a significant contributor to the export sector, as well as to GDP. The processing of mining production is included in the manufacturing sector.

Since 1974, because of trade liberalization, mining sector exports have increased in absolute terms, but decreased as a percentage of total exports because of an increase in exports from other sectors. In the 1990s, the mining sector grew due to increased investment, including the opening of new mines. During 2002, this sector represented 8.2% of GDP, and mining exports constituted approximately 41.8% of total exports. During 2002, mining exports amounted to approximately US$7.07 billion, and in the first six months of 2003, mining exports totaled approximately US$3.9 billion, compared to US$3.7 billion during the corresponding period of 2002. This increase is due mainly to the recovery of the price of copper, which averaged US$0.807 per pound during 2003 (with a peak of US$1.053 per pound on December 31, 2003), as compared to an average of US$0.706 per pound during 2002.

This sector is comprised of government-owned and private companies. The state-owned copper company, Codelco, is the largest copper producer in the world as well as the largest company in Chile. Codelco controls approximately 20% of the world’s proven, probable and possible copper reserves. Codelco accounted for 33% of Chile’s total copper sector output in 2002 and copper represented approximately 89% of all Chilean mining exports. During the 1990s, however, the government encouraged private sector participation in the mining sector, including foreign investment, which increased from US$0.8 billion in 1990 to US$2.4 billion in 1998.

In recent years, a trend toward diversification has made the electricity and service sectors increasingly appealing to foreign investors, while mining investments have decreased in relative terms. During 2002, foreign investments in the mining sector reached US$1.9 billion, including the US$1.1 billion sale between two large foreign companies of La Disputada, a private copper mining company.

A mining agreement between Chile and Argentina is currently effective with the purpose of encouraging the exploitation of mining deposits located close to these countries’ border areas.

The Lagos administration is contemplating amendments to the tax system applicable to the mining sector, which are designed to allow for competition between international and national mining companies under a similar tax regime.

Manufacturing Sector

Manufacturing is one of the largest sectors of Chile’s economy, representing 16% of GDP in 2002, and is based primarily on the processing of natural resources. While the 1980s brought a period of stagnation, the 1990s saw a sharp increase in exports from the manufacturing sector as a result of a diversification away from copper as well as a substantial increase in the demand for and export of non-traditional products, such as processed food and printing products. See “Balance of Payments and Foreign Trade—Foreign Trade—Merchandising Trade.”

During 2001 and 2002, exports from the manufacturing sector were US$8.05 billion and US$8.12 billion respectively, representing 47.3% and 48.0% of total exports respectively. As of June 2003, manufacturing exports totaled US$4.45 billion.

The following table sets forth information regarding the output of manufacturing production for the periods indicated.

Output of Manufacturing Products (in billions of pesos and % of total)

	1998		1999		2000		2001		2002
Foodstuffs, beverages and tobacco	1,717	30.7	1,746	31.4	1,803	31.2	1,897	32.6	1,961	32.6
Textiles, clothing and leather	468	8.4	440	7.9	420	7.3	356	6.1	332	5.5
Wood products and furniture	467	8.3	476	8.5	512	8.8	499	8.6	579	9.6
Paper and printing products	651	11.6	677	12.2	699	12.1	713	12.3	792	13.2
Chemicals, petroleum, rubber and plastic products	1,144	20.5	1,167	21.0	1,221	21.1	1,242	21.4	1,267	21.1
Non-metallic mineral products	323	5.8	272	4.9	302	5.2	310	5.3	314	5.2
Base metals products	187	3.3	188	3.4	193	3.3	186	3.2	193	3.2
Metal products, machinery and equipment	615	11.0	584	10.5	619	10.7	594	10.2	553	9.2
Miscellaneous manufacturing	23	0.4	17	0.3	19	0.3	18	0.3	22	0.4

Total	5,595	100%	5,567	100%	5,788	100%	5,815	100%	6,014	100%

Source: Central Bank and Ministry of Finance.

Chile’s most important manufactured products have been food, chemicals and forestry products, accounting for approximately 78.7% in 2002 of total manufactured products and the majority of non-copper exports. The remainder of this sector’s production is oriented towards internal consumption and intermediate goods.

Manufactured food exports include products such as fishmeal, wine, frozen fish (including processed salmon), juices, canned foods. Exports of manufactured food products have grown significantly in the past 10 years. During 2002, exports of manufactured food products amounted to US$2.8 billion and in the first half of 2003 reached US$1.6 billion.

Manufactured exports from the forestry sector have also grown significantly in the past 10 years. This sector includes wood products, furniture, paper, cardboard and pulp. During 2002, exports of manufactured forestry products amounted to US$2.3 billion and in the first half of 2003, they reached US$1.2 billion.

Chile is the largest exporter of wine in Latin America and a leading exporter of wine in the world. During 2002, wine exports amounted to US$608 million and reached US$300 billion in the first half of 2003.

In the second half of the past decade, fishmeal exports decreased. However, in the past two years, fishmeal exports have recovered slightly and reached US$322 million and US$180 million in 2002 and the first half of 2003 respectively.

Services Sector

Construction

The construction sector is comprised of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector has been aided by a public works concession program implemented by the Ministry of Public Works and Transportation, mainly highway projects. The non-infrastructure sub-sector has also grown through various construction projects, including new hotels, apartment and office buildings, mall centers, commercial outlets, cinemas and single-family homes. During 2003, this sector grew in part due to the historically low interest rates prevailing in both national and international financial markets. During 2002, this sector grew 2.1%, and during the first half of 2003, it grew by 1.7%, as compared to 4.3% for the same period of 2002.

Energy, Gas and Water

Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. Between 1999 and 2002, this sector has remained approximately constant as a percentage of GDP, representing 2.9% of GDP in 2002.

Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, currently there is a single refiner in Chile, which is state-owned. National or international refiners sell their refined products in an open and competitive market to private distributors. From 1999 to 2002, domestic production of natural gas increased from 2.25 billion cubic meters to 2.54 billion cubic meters, representing an approximate 13% increase. For the same period, crude oil production decreased from 290 thousand cubic meters to 257 thousand cubic meters, representing an approximate 12% decrease. During the first half of 2003, crude oil production reached approximately 111,000 cubic meters. However, Chile relies heavily on imports of natural gas, which are mainly imported from Argentina.

Until 1995, Chile did not import natural gas, but by 1999 it was importing 3.79 billion cubic-meters per year, principally from Argentina. In 2002, total natural gas imports were 5.24 billion cubic-meters (compared to 5.23 billion in 2001 and 4.37 billion in 2000). Crude oil imports for the same period increased from 10,782 thousand cubic meters to 11,208 thousand cubic meters, representing an approximate 4% increase.

The electricity industry in Chile is divided into three sub-sectors: generation, transmission and distribution.

The generation sub-sector consists of companies that generate electricity from hydro-electric, gas-fired and thermal sources. In 2002, 42.353 GWh were produced in Chile, of which 53.4% was generated by hydraulic powered plants, 24.1% was generated by combined cycle power plants and 22.5% was derived from steam powered plants.

The transmission sub-sector consists of companies that transmit the electricity produced by generation companies at high voltage through high-tension power lines covering long geographical distances.

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers. As of December 2002, 100% of the equity interests in the distribution and generation companies in Chile was controlled by the private sector. Over 80% of the investment in the power sector has been concentrated in the generation, transmission and distribution of hydro-electric and thermal power generated systems. Remaining investments have been made in natural gas and fossil fuel power generated systems, which are expected to cover approximately 24% of Chilean electricity generation output by the year 2015.

In 2002, the government sent a bill to Congress concerning the regulation of the transmission sector in order to promote investment and efficiency. The bill is undergoing discussions and negotiations in Congress between generators, congressmen and government authorities and therefore it has not yet been approved.

The power sector has paralleled Chile’s economic growth in the past decade. Deregulation and the government’s policy of promoting competition and investment, through projects like the government sponsored natural gas pipeline projects from Argentina, has bolstered the growth of this sector. The power sector suffered shortages due to a number of droughts from 1996 to 1999.

The National Commission of Energy (Comisión Nacional de Energía) is the specialized regulator of the power sector (and acts in concert with the Energy and Fuel Commission—Superintendencia de Energía y Combustibles). In November 2003, the National Commission of Energy launched a process of fixing the prices of electric energy transfer among generation, transmission and distribution companies.

In Chile, approximately 96% of the population living in urban centers has access to drinkable water. The water and wastewater sector in Chile is comprised of eight state-owned companies, 11 private big companies and 30 small private companies, which in 2002 accounted for 22.9%, 76.7% and 0.5% of total client base, respectively.

The government expects that the treatment of wastewater will increase from 22.6% in 1999 to 80% in 2005 resulting from investments in this sector, such as in the treatment plants El Trebal and La Farfana inaugurated during 2000 and 2003, respectively. These plants treat over 70% of total wastewater in the city of Santiago. In 2002, the treatment of wastewater reached 42.3% of total wastewater.

Trade and Catering

This sector is primarily comprised of commerce (retail and bulk local commerce). Additionally, it includes a portion of Chile’s gross tourism income and other related services such as restaurant, dining, lodging and catering. Growth and liberalization of Chile’s economy during the 1990s led to the rapid growth of this sector. From 1999 to June 30, 2003, this sector has represented approximately 10.7% of GDP.

Investment in the commerce sub-sector in 2002, 2001, 2000 and 1999 totaled US$1.5 billion, US$1.8 billion, US$2.0 billion and US$1.6 billions, respectively, showing a decrease during the last two years. Of this investment, approximately 30% has been directed to the construction and improvement of shopping malls in Santiago and the rest of the country. As of December 2003, Chile had 25 malls and at least four others were under construction. The rest of the investment was mainly for the construction of supermarkets and megamarkets (supermarkets with more than 10,000 sq. meters), which at June 2003 totaled 642 and 36, respectively. The travel and leisure industry, particularly tourism, is one of the most important contributors to the services sector. From 1999 to 2001, average tourists visiting Chile annually totaled 1.7 million, decreasing to 1.4 million in 2002 due to the decrease of Argentinean tourists (non-Argentinean were approximately 898,000 in 2002 compared to 872,000 in 2001). Estimated gross tourism income in 2001 and 2002 totaled US$828 million and US$967 million, respectively.

Personal Services

Chile’s personal services sector is primarily comprised of public and private education and health services.

In Chile, parents are free to choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization to operate. Chile’s public education system has been decentralized and public schools are managed by local governments (municipalidades), which are responsible for their own budget. The public schools receive monthly fund transfers from the government based on their number of students. In the same manner, some privately managed schools also receive governmental financing on the same basis. The most difficult problems facing the educational system in Chile are insufficient classroom space and time, the quality of education for underprivileged students and the use of obsolete curricula. The government is working to enhance pedagogic skills, improve faculty-training programs and establish a performance-based incentives plan.

The Chilean health system is a dual insurance system comprised of the public National Health Fund (Fondo Nacional de Salud—Fonasa) and licensed private insurers (Institución de Salud Previsional—Isapre), which provide prepaid health insurance plans. As of 1981, all workers are required to set aside at least 7% of their wage income for the financing of a health insurance plan. Workers may opt to join the Fonasa health service network (by contributing their corresponding 7%) or to purchase a health insurance policy offered by any Isapre.

The Ministry of Health operates a universally available healthcare system, providing medical and health care, surgical services and therapies, and public disease prevention programs through regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services rendered primarily in facilities managed by the Ministry of Health. The government also provides health care coverage for the uninsured and the indigent. As of July 2003, approximately 2.8 million people were covered by private health insurance policies contracted with Isapres and, at least, 10.4 million people were covered by Fonasa. The remaining population receives health care from the armed forces and police health care systems or from private or alternative health care providers.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección—MLE), or they may choose to obtain care at no cost at public facilities (Modalidad de Atención Institucional—MAI). Isapres offer a myriad and widely varying combinations of premiums and co-payments, depending on the beneficiary’s age, sex, pre-existing diseases and economic capabilities, in order to obtain care from a network of private providers.

The personal services sector represented 10.8% of GDP in 1999, 10.7% in 2000, 10.7% in 2001, 10.7% in 2002 and 9.5% in the six-month term ended June 30, 2003. Other services include media (radio and television) and other personal and social services not provided by the government or any other public institution. Since 1999, the sector increase has shown a positive correlation to the GDP.

Financial Services

Chile’s financial services sector is comprised of banks, AFPs, life and other insurance companies and other institutional investors. From 1998 to 2001, with the exception of 1999, the financial services sector has continuously increased, remaining constant at a percentage level of approximately 12.5% of total GDP.

Conditions in this sector have been relatively favorable in recent years due to stable regulations, including a fully funded pension system managed by private institutions, the AFPs, which has created a significant savings flow.

By the end of 2003, Chile’s banking sector was composed of 25 privately-owned banks and one state-owned bank, Banco Estado. As of June 30, 2003, total banking system assets, deposits and loans amounted to Ps.52.0 billion, Ps.25.4 billion and Ps.32.6 billion, respectively.

Chile’s securities market is comprised of three stock exchanges: the Bolsa de Comercio de Santiago, accounting for almost 73% of all amount of equity trading in 2002, the Bolsa Electrónica de Chile (the electronic stock exchange), accounting for approximately 26% of equity trading and the Bolsa de Corredores de Valparaíso. Trading of shares of stock on these exchanges represents their main source of revenue. As of December 31, 2003, the Santiago Stock Exchange had 239 companies listed, and total market capitalization was US$85.5 billion.

Transport and Communications

Chile’s transport and communications sector has grown since 1999 at a faster rate than the average GDP during each period (0.8% in 1999, 9.2% in 2000, 7.7% in 2001, 2.3% in 2002 and 3.7% in the six-month term ended June 30, 2003). This trend may be mainly explained by an increase in international trade as well as increasing domestic demand for telecommunication services, which is due to the introduction of new information technologies and a continuous consumption increase in this sector. This sector represented 7.0% of GDP in 1999, 7.3% in 2000, 7.7% in 2001, 7.7% in 2002 and 7.4% in the six-month term ended June 30, 2003.

Annual investment in the telecommunications sector was approximately US$1.0 billion in 1999, US$1.1 billion in 2000, US$1.0 billion in 2001 and US$0.6 billion in 2002. In 2002, the mobile business accounted for 35% of total investments, while local telephony investments totaled 32%, followed by Internet services with 15% and long distance entities with 14%. As of December 2002, the country had 6.4 million mobile subscribers and 3.5 million fixed telephone lines, representing a penetration rate of more than 40% for mobile services and 22.1% for fixed telephony.

New fiber optic cable links have also improved Chile’s communications with the rest of the world.

The administration of President Lagos has emphasized the importance of adopting new communications and information technologies. According to the 2002 census, 20.5% of total homes have a computer and 10.2% have Internet access. Encouraged by the government policy, internet-related services have grown. Commuted Internet connections increased by 9.2% in 2001, as compared with 2000, but decreased by 9.9% in 2002. Dedicated connections increased 800% in 2001, as compared with 2000, and further increased approximately 300% in 2002. In 2002, commuted connections constituted approximately 570,000 connections, compared to approximately 190,000 dedicated connections. The trend shows that users are switching from slow connections to faster ADSL service in accordance with the increase in Internet demand and in usage per capita.

Over the next few years, the government anticipates that a significant portion of new investment in telecommunications will go towards developing a Wireless Local Loop (WLL) telecommunications system, which will facilitate the creation of a virtually universal access to basic telephone services and IP technology. The advantages of WLL include deployment speed, lower costs in areas where underground pipes are highly congested and broadband availability in places where the terrain is rugged. New technology that provides communication services through power lines will be launched in 2004 and the government expects that this technology will compete with the ADSL technology thus increasing broadband penetration. Other broadband wireless technologies, like Local Multipoint Distribution Services (LMDS), may also be used by businesses to develop corporate networks.

Chile is linked to three fiber optic networks in Latin America: the South American Crossing (SAC), Emergia and Silica Networks. Chile has not yet been actively engaged in developing the G3 technology business.

The following table provides a summary of certain information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	1998	1999	2000	2001	2002(2)
Lines per 100 inhabitants	20.4	20.3	21.6	22.4	22.1
Cellular subscribers per 100 inhabitants	6.5	15.0	22.2	34.1	41.1
Domestic long distance minutes (millions)	2,469	2,282	2,345	2,415	2,194
International long distance minutes (only outgoing millions)	215	210	224	255	274

(1)	Figures for minutes are rounded.
(2)	Preliminary.

Source: Ministry of Transport and Telecommunications.

Transportation has also contributed to growth in this sector due to increases in freight activity. From 1999 to 2002, the total amount of maritime cargo transported increased by 10.4%, averaging approximately 73.5 million tons per year. From 1999 to 2002, the total amount of air cargo transported increased by approximately 14%, averaging approximately 260,000 tons per year. From 1999 to 2002, the total amount of railroad freight transported decreased by 4%, averaging approximately 21.6 million tons per year.

Through several state-owned companies, the government operates 10 ports, which moved more than 25.3 million tons during 2002, accounting for 33% of the total cargo transported through the country’s ports (these figures do not take into account the handling of private mining shipments by private port facilities associated with nearby mining operations). The remainder country’s cargo is transported through 28 privately owned ports and terminals, 14 of which are exclusively for private use.

As part of its goal of increasing participation of the private sector in the administration of roads, ports, airports and railways, the government has privatized the auxiliary services in the state-owned ports by granting concessions in 5 out of 11 ports, which had been formerly all managed by Empresa Portuaria de Chile S.A. (Emporchi), a state-owned port management and operator company. Private companies provide some port services, such as loading and unloading. The Ministry of Transportation and Public Works is currently developing and implementing an Urban Transportation Plan for the city of Santiago, named Plan Transantiago. This plan should be completed during 2005. It includes an extension of the subway network that will become the axis of the new public transportation service supported by a system of shuttle carriers, a single payment card system, the optimization and modernization of the management system and construction of new infrastructure mainly through the public works concession mechanism.

Housing

This sector includes sale and rental of houses and related services provided by realtors and residential real estate developers. Its contribution to GDP has remained relatively constant from 1999 to 2002, showing an average yearly increase rate of 2.5%. The housing sector GDP increased by 2.3% in 2002 and by 2.1% during the six-month term ended June 30, 2003.

Public Administration

The public administration sector consists of expenditures of the central government for public administrative services, principally personnel expenditures. Since 1999, the public administration sector has increased by 1.7% on average, but has decreased as a percentage of GDP from 3.9% in 1999 to 3.7% in 2002.

Employment and Labor

Employment

After the Asian crisis in 1999, the economy-wide cost optimization process, which followed the period of rapid GDP expansion, led to a decrease in employment. This phenomenon of diminishing work places, coupled with the growth of the available labor force, led to increasing unemployment. Unemployment reached 9.2% in 2000, 9.0% in 2001 and 2002, and 9.1% in the six-month period ended June 30, 2003, which represents approximately 50 basis points less than the unemployment level recorded for the same period in 2002 and shows a modest recovery from the 1999 recession unemployment level. In 2000, the Lagos administration implemented a special emergency employment program in order to keep unemployment below 10%. This mechanism takes the form of subsidies for private companies that hire new employees. During 2003, the emergency employment programs facilitated the creation of approximately 100,000 positions, as compared to 108,000 in 2002. The following table sets forth certain information regarding employment and labor in Chile for the periods indicated:

Employment and Labor

(in thousands of persons)

						Six months ended June 30, 2003
	1998	1999	2000	2001	2002
Nationwide:
Labor force	5,739	5,827	5,847	5,891	5,914	6,060
Employment (1)	5,375	5,255	5,311	5,358	5,385	5,538
Participation rate (2)	54.4%	54.4%	53.7%	53.2%	52.5%	51.3%
Unemployment rate (3)	6.3%	9.8%	9.2%	9.0%	9.0%	8.7%
Santiago:
Labor force	2,491	2,542	2,533	2,534	2,524	5,589
Employment (1)	2,320	2,269	2,285	2,313	2,314	2,367
Participation rate (2)	58.7%	58.9%	57.7%	56.6%	55.4%	56.0%
Unemployment rate (3)	6.9%	10.8%	9.8%	8.7%	8.3%	8.6%

(1)	To be considered employed, a person must work for at least one paid hour per week.
(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Unemployed population above the minimum age requirement as percentage of the labor force.

Source: National Statistics Institute.

The unemployment rate is strongly affected by seasonal fluctuations, especially in the agricultural and commerce sectors, in which the temporary labor force increases during most of spring and summer months. In 2002, the difference between total unemployment rates for June and December was 1.8%.

The composition of employment in Chile, broken down by sectors in the economy, approximately follows the composition of GDP. In 2002, the manufacturing, trade and catering, and financial services sectors employed 41.3% of Chile’s labor force and contributed 39.0% of GDP; and the agriculture, livestock and forestry, and fishing sectors contributed 5.8% of GDP but accounted for 13.1% of Chile’s labor force because of this sector’s labor-intensive nature. The mining sector, however, which accounted for 8.2% of GDP in 2002, employed approximately only 1.3% of Chile’s labor force during that period.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated:

Employment

(% by sector) (1)

						Six months ended June 30, 2003
	1998	1999	2000	2001	2002
PRIMARY SECTOR
Agriculture, livestock and forestry and fishing	14.1%	14.1%	13.9%	13.2%	13.1%	13.3%
Mining	1.6	1.4	1.4	1.4	1.3	1.2

MANUFACTURING SECTOR	15.7	14.5	14.3	14.2	14.2	14.4

SERVICES SECTOR
Construction	8.9	7.3	7.3	7.8	7.9	8.0
Electricity, gas and water	0.6	0.6	0.6	0.6	0.6	0.6
Trade and catering	18.3	19.1	18.8	19.0	19.4	19.0
Financial services	7.2	7.5	7.7	7.8	7.8	7.9
Transport and communications	8.0	7.8	8.0	8.0	8.3	8.5
Community and social services	25.7	27.6	28.1	28.1	27.3	27.1
Other activities	0.0	0.0	0.0	0.0	0.0	0.0

Total	100%	100%	100%	100%	100%	100%

(1)	Preliminary.

Source: National Statistics Institute.

The participation of women in the labor force remained approximately constant: women made up 34% of the labor force in June 2003, as compared with 35% in 1999.

By the end of 2002, approximately 10.3% of the total labor force in Chile was unionized compared to 9.9% in 1999. Collective bargaining agreements are negotiated directly by each union and the employer rather than on an industry-wide basis. In accordance with the labor laws, unions may go on strike during the collective bargaining negotiations. From 1999 to 2003, there have been minor work stoppages in the public and private sectors. There have also been sporadic, limited and rather short-term stoppages in the mining, industrial, health and public education sub-sectors.

Following the International Labor Organization guidelines, in 2001 an amendment to the Labor Code became effective which allows a company to engage in collective bargaining with different unions at the same time. The collective bargaining negotiations may be extended to a group of companies upon the express consent of participating employers and unions. The amendment fosters competition during stoppage and allows the labor market to operate more efficiently while reducing long-term unemployment rate by introducing part-time, flexible time, work at home, temporary, and special training contracts.

In 2002, Chile implemented a new unemployment insurance system based on an individual account managed by a private fund manager plus a common solidarity fund. The system is financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15.0 million per year contributed to the solidarity fund). The unemployment insurance system seeks to assure the availability of emergency income to workers in search of new employment and thus provide for stability and reduce layoff costs. As of June 2003, 1.5 million workers were covered by the system.

In 2003, the government sent to Congress a bill designed to give greater flexibility to companies and facilitate their entering into bilateral agreements with their employees with the goal of reducing restrictions on work schedules. This new legislation is anticipated to promote part-time jobs and labor-training contracts and to encourage the participation of women in the labor force.

Wages

Real wages have grown at an average rate of 1.7% between 1999 and 2002. The real wage per hour index increased by 0.7% in 2000, 2.6% in 2001 and 1.2% in 2002. Wages have not been significantly affected by inflationary pressure due to reduced inflation rates. Public sector wages are adjusted according to the estimated inflation rate for the following year. Labor productivity, as derived from the real GDP, has grown at an average annual rate of 2.0% between 1999 and 2002.

Real Wages

(% change from previous year)

	1998	1999	2000	2001	2002(1)
Average real wages	2.9%	2.4%	0.7%	2.6%	1.2%
Public sector (2)	5.0%	4.7%	0.0%	4.6%	1.1%
Private sector	2.2%	1.5%	1.0%	1.7%	1.2%
Average change in productivity (3)	1.4%	1.5%	3.1%	2.2%	1.6%

(1)	Preliminary.
(2)	Corresponds to community and social services sector.
(3)	Derived from change in real GDP per worker.

Sources: Central Bank, Ministry of Finance and National Statistics Institute.

Poverty, Distribution of Wealth and Social Reforms

The government has a special commitment to the development of the disadvantaged social sectors such as the poor and indigenous population. The Ministry of Planning and Cooperation has been created to coordinate such efforts. The ministry prepares the Social and Economic Survey, which is a comprehensive report on the status of poverty, income distribution and the implementation of social development plans. The latest survey results are from the 2000 Survey. A new survey is currently in progress and its results should be available in June 2004. Poverty is categorized according to a methodology that measures the household income. Households living in poverty are those where income is lower than twice the value of a minimum subsistence goods basket, while extreme poverty is defined as income lower than the cost of the basket.

The percentage of the population living with a per capita income below the poverty line fell from 38.6% in 1990 to 20.6% in 2000. This reduction in poverty can be attributed to strong GDP growth in the 1990s, rising wages, rapidly increasing employment rate and a significant increase in government transfers and expenditures designated for low-income groups.

Social expenditures also have helped to improve income distribution. In fact, the poorest 20% of the population have increased their share of national income from 3.7% to 6.4% in 2000, while the share of the wealthiest 20% decreased from 57.5% to 53.4% during the same year. In addition, in 2000, the poorest 40% received 68.8% of total social spending and the wealthiest 40% received only 12% of those resources.

The following table sets forth information regarding the evolution of poverty for the periods indicated:

Evolution of Poverty

(% of Population)

	Extreme Poverty	Total Poverty(1)
1990	12.9	38.6
1992	8.8	32.6
1994	7.6	27.5
1996	5.8	23.2
1998	5.6	21.7
2000	5.7	20.6

(1)	Total poverty includes extreme poverty.

Source: Ministry of Planning and Cooperation.

The reduction in poverty can also be attributed to the government’s emphasis on social assistance programs, which allocate funds among poor communities based on their needs. These social programs have contributed to the decrease in extreme poverty from 12.9% in 1990 to 5.7% in 2000. Public social expenditures as a percentage of the total public expenditures increased from 63.3% in 1993 to 69.9% during 2002, equaling an increase of 3% of 2002 GDP.

In May 2002, President Lagos announced the Chile Solidario plan, a program designed to encourage poor people to participate in the existing social safety network. The plan includes economic incentives as well as long-term assistance to qualifying families in an effort to promote economic development and social advancement.

The social spending increased from 15.4% of GDP in 1999 to 16% 2002. Contributions to education and health increased from 6.4% of GDP to 7.2% of GDP between 1999 and 2002. The following table sets forth information regarding social public spending by the government in 1999 and 2002:

Social Public Spending (in billions of constant pesos of 2002)

	1999	2002	% change 1999 to 2002
Education	1,544	1,959	26.9
Health	1,077	1,326	23.1
Housing	396	410	3.5
Social Security	2,629	2,917	11.0
Others	648	718	10.8

Total	6,294	7,330	16.5

Source: Budget Office.

The following table sets forth information regarding income distribution in 2002 by population quintile in Chile:

Income Distribution in 2000 with and without Social Programs

(% of total income)

Population Quintiles	Individual Income (a)	Monetary Subsidies and Social Programs (b)	Total Income (a) + (b)
20%	3.7%	40.0%	6.4%
20%-40%	8.1	28.8	9.7
40%-60%	12.2	19.2	12.7
60%-80%	18.5	10.3	17.9
80%-100%	57.5	1.7	53.4

Source: Budget Office and Ministry of Planning and Cooperation.

Chile is highly concentrated both in terms of income distribution and geographical location of wealth. In 2001, the wealthiest 10% of municipalities captured 65.5% of the municipal systems’ income (mainly through real estate taxes), while the poorest 10% held only 0.2% of those resources. The government created the Municipal Fund as part of its efforts to improve the municipal wealth distribution. The Municipal Fund is a mechanism, which pools a percentage of revenues from fees collected by Chile’s 341 municipal governments on license plates and certain commercial licenses, as well as a portion of the amounts allocated to these municipal governments by the central government from the collection of real estate taxes. The Municipal Fund redistributes a portion of these municipal revenues to lower income municipalities. See “Public Sector Finance—General—Public Sector Accounts.”

Health System Reform

Currently, the Chilean health system faces several problems, some of which are global while others are specific to each subsystem. The main global challenge is to restructure and prepare the health system to face the new epidemiological and demographic reality of the Chilean population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. There are also problems reflecting the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems are associated with each subsystem of care. In the public sector, dissatisfaction results from delays, scarce resources service and reduced access to technological means or expensive modern therapies and unfriendly treatment as well as inefficiency and increasing costs. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases.

In June 2002, the government sent to Congress four bills of law concerning the reform of the health system. This initiative called Plan AUGE (the acronym means Universal Access with Explicit Guarantees), has the following main purposes:

•	health care coverage of 56 specific diseases are guaranteed through either the public health system (mainly upon the operation of Fonasa) or the Isapres,

•	the improvement of public hospitals and primary health services management,

•	the financing of the program and

•	Isapre regime amendment.

The bills are in Congress under discussion. According to the plan and to the 2004 Budget Act, 17 diseases will be fully covered in 2004.

Educational Reforms

Educational reforms began under the administration of President Aylwin. As part of these initiatives, the government has undertaken to create the infrastructure and organizational conditions necessary to lengthen the school-day at all subsidized educational establishments and to improve teacher training at university and secondary levels. A program, called Full School Day, aims to increase academic attendance from 1,200 to 1,520 hours per year for primary school students and from 1,400 to 1,620 hours per year for secondary school students. In 2001, 5,200 out of 9,467 schools had extended the number of hours of their academic attendance. In 2002, the number of schools that extended the number of hours was 6,269 out of 9,817. In 2004, more than 1.6 million students out of 3.2 million will be attending a Full School-Day institution. Additionally, in 2003, the Constitution was amended and made mandatory a twelve-year schooling term.

The current administration expects to increase substantially the assistance it provides for health-care and nutritional support for the poorest students, as well as to increase the access to new information technologies.

Lagos administration also plans to encourage parents to enroll their children into preschool instruction. To further that goal, a plan of opening 120,000 new spaces for preschool toddlers is currently implemented. Between 2000 and 2003, 64,000 new spaces have already been created, while the 2004 budget Act considers allocating funds to increase this figure up to 79,000 spaces.

Finally, in 2002, President Lagos announced the goal of providing the population with a wide access to university education. The government intends to promote attendance at both public and private universities and to broaden scholarship opportunities for financing tuition and fees for technical and graduate level studies. The government has sent a bill to Congress that proposes the use of securitization for financing undergraduate education.

Environment

The Chilean Constitution of 1980 grants all citizens the right to live in a pollution-free environment. It further provides that the law may specifically limit other legal rights in order to protect the environment.

Chile’s principal environmental concerns include industrial and urban pollution as well as air, water and soil pollution caused by development during periods of less strict environmental regulation. Chile has numerous laws, regulations, decrees and municipal ordinances that protect the environment. The General Environmental Act enacted in 1994 created the National Environmental Commission (Comisión Nacional del Medio Ambiente—Conama) and set forth a series of environmental regulations that meet internationally accepted standards of air and water quality, as well as noise pollution.

Among the elements of Chilean environmental regulation are the following:

The Environmental Impact Assessment System (SEIA) was created in 1997 under the authority of the General Environmental Act. The purpose of environmental impact assessment (EIA) is to ensure the environmental sustainability of projects and activities performed by the public and private sectors. A 13-minister board directs the Conama. The Conama has branches in different regions of the country and is responsible for the SEIA implementation and administration, as well as for the coordination of the public institutions that have environmental duties and authorities.

Depending on the circumstances of a particular project, the interested company must prepare an “environmental impact statement” or a more burdensome “environmental impact report”, which will be reviewed within 60 or 120 days, respectively. Conama conducts reviews of projects that are national in scope while a regional environmental commission conducts reviews of local projects. The process ends with a resolution issued by the relevant authorities certifying whether the project complies with all applicable environmental requirements. Interested parties have the right to contest the decision. Since 1999, 4,800 projects, with an estimated value of US$54.3 billion, have been submitted to and approved by the SEIA.

In addition to ordinary legal remedies available to those damaged by violators of environmental laws, the General Environmental Act authorizes the government to bring administrative and civil actions against violators as well as impose orders of specific performance to implement environmental damage mitigation or repair.

The government is implementing remediation plans that include pollution control and pollution prevention plans for areas affected by copper smelters, fish processing plants, pulp processing plants and highly populated areas such as the city of Santiago (Metropolitan region). In addition, the government grants subsidies to promote soil protection and forestation giving special emphasis to the use of native species.

Chile is party to the Montreal Protocol on Substances that Deplete the Ozone Layer, as amended by the London, Copenhagen, Montreal and Beijing rounds, as well as to the UN Framework Convention on Climate Change.

Finally, a new system for reducing air pollution and toxic emissions in the country by means of “decontamination bonds” has been launched and is undergoing technical implementation. This system allots tradable quotas of air pollution to companies within every geographic area, according to maximum permitted pollution criteria. Polluting companies may sell their pollution permits to other companies willing to pay the bond cost instead of performing costly or technologically burdensome antipollution measures. Each company may decide whether to invest in decontaminating technology or to buy decontamination bonds in the market. This system limits the total air pollution in Chile without limiting the development of new projects. The government believes that this is a flexible and efficient way to improve the quality of the air. It is expected that this program will start operations by June 2004.

Further Developments

Agenda Pro Crecimiento

During 2001, the government and the Industrial Development Society (Sociedad de Fomento Fabril—a trade association that represents all major private industrial and manufacturing business interests in Chile), jointly performed a technical analysis of several administrative and legal reforms designed to foster the further growth of the economy. The recommendations stemming from this work were summarized in a plan known as Agenda Pro Crecimiento. The issues addressed by the plan include tax structure, competitiveness, technological development, capital market efficiency, public expenditure effectiveness, labor regulations, power and energy regulation, protection of natural resources and other areas. The government has already implemented several of the measures proposed in the plan, while others are addressed in bills currently under discussion in Congress or under evaluation.

Inverlink Affair

During 2003, a series of scandals related to a local financial group known as the “Inverlink Group” caused broad public concern, the resignation or removal of various public officials, a temporary massive withdrawal of funds from the local mutual fund industry and the loss of a large amount of Corfo’s investments. There are a number of pending legal actions in connection with these scandals. Some of the largest companies that composed the Inverlink Group were: AFP Magister S.A. (a pensions fund manager), Compañía de Seguros de Vida Le Mans S.A. (a life insurance company), Isapre Vida Plena S.A. (a private health insurance company), Inverlink Corredora de Bolsa S.A (a brokerage/dealing house) and Inverlink Administradora General de Fondos S.A. (a general funds manager).

In early 2003, it became known that certain top officers of the Inverlink Group were secretly provided with material non-public information by a personal assistant to the then-president of the Central Bank. Those officers have subsequently stated that the information was being used for the enrichment of the Group or the responsible officers, often to the detriment of other investors. The news triggered the near-collapse of the insurance company as well as various pension and other funds of the group when private investors withdrew their investments. That, in turn, uncovered another scandal: Inverlink officers had been bribing an employee at Corfo and a few traders at securities broker/dealer houses in order to illegally obtain from Corfo certificates of deposit and other financial instruments, which were being used by Inverlink to support their financial transactions and cope with liquidity problems and cash outflows. To raise funds to cover withdrawals, the Inverlink Group began selling these instruments in the local market, particularly to mutual funds. It is estimated that financial instruments with a value of approximately US$100 million were illegally obtained from Corfo before the fraud was discovered.

After discovering the fraud, Corfo sought court protection to invalidate payment on the stolen instruments while, as the news spread, many investors were withdrawing their investments from Chilean mutual funds, which experienced a decrease in assets of approximately 32% in 5 days. Many market participants complained about the possible adverse implications on the stability of the payment system of a ruling favorable to Corfo. The government promptly intervened and reached agreement with private representatives from the financial institutions and secondary market players. The mutual fund market in Chile has since recovered from this incident and returned to normalcy.

Currently, Chile and Corfo are seeking relief before Chilean courts, which will have to determine civil (direct and subsidiary) and criminal liabilities and order indemnification. The Securities and Insurance Commission (Superintendencia de Valores y Seguros—SVS) is continuing the investigation to assess administrative liability from those directly and indirectly involved in the spurious securities trading.

These scandals led to the resignation of the President of the Central Bank, the Head of the SVS, and an executive vice president of Corfo. Several actions have been taken with respect to the Inverlink Group. The brokerage house has been permanently prohibited from operating and the general fund manager was dissolved. Receivers were appointed for the health insurance businesses, and the life insurance company went into bankruptcy. The pension funds manager must seek governmental approval prior to conducting any transaction involving the fund investment.

Justice System Reforms

The Chilean Constitution establishes the independence of the courts of justice from the executive and legislative branches. The Supreme Court is the supreme body within the court system. According to the Constitution, Chilean courts are exclusively responsible for trying civil and criminal cases and carrying out foreign court orders and rogatory letters. Supreme Court justices are appointed by the President from a five-candidate list prepared by the Supreme Court and their appointment is subject to Senate approval.

The Chilean justice system is currently undergoing a series of extensive reforms, which include the revision of criminal procedure, the creation of the Public Defender’s Office (Ministerio Público), and the institution of a system of oral examination of witnesses and defendants. More specifically, the Public Defender’s Office was created by law in 1997 and is in charge of investigating and handling criminal offense cases. The Office is an autonomous organization that is not vested with powers of adjudication; it is composed of regional and other local public prosecutors competent in every court in the country and is headed by the National Public Prosecutor. The Public Defender’s Office is authorized to initiate criminal public proceedings as well as require and adopt protective measures with respect to victims, witnesses and implicated offenders.

These reforms are designed to increase the efficiency of criminal prosecution by granting the public attorney’s office a proactive role in the prosecution of offenses as well as in the protection of the rights of the accused. As of December 2003, the new system was operating across the country except in the Metropolitan Region. The implementation of the program in this region is expected to be completed in 2005.

Judicial reform also includes the creation of family courts, which until now were under the jurisdiction of local courts. Each family court will rely on a technical advisory board and mediation as an alternative dispute resolution method.

Antitrust Tribunal

In November 2003, the Congress passed a new law amending and restating the currently effective Antitrust Act of 1973. The amendment created a court specialized and competent only in adjudicating antitrust and free competition matters (“Tribunal de la Libre Competencia”). The court will be composed of five members that must be skilled in the legal and economic aspects of the field and be knowledgeable of the changing conditions of the modern marketplace. The court will be vested with broad powers and resources to investigate potential antitrust offenses. The duties and competence of the court and the Chief National Economic Attorney (Fiscal Nacional Económico) were defined in order to maintain the independence of the tribunal. The court may impose fines of up to approximately US$12.0 million, as well as other forms of penalties. Fines may be levied on the corporate entities involved in the challenged activities, as well as on their directors, managers, and any other person participating in the antitrust offense. The amended and restated Antitrust Act is intended to provide a more sophisticated and clearer framework for market participants and will become effective in February 2004.

Tax Courts

The Chilean government has carried out an in-depth analysis regarding the procedures for trying and resolving tax disputes. In November 2002, the government sent to Congress a bill proposing a far-reaching overhaul of tax procedures, including the creation of independent tax courts of first instance and specialized courts of appeals. The new system contemplates a pre-trial administrative procedure where the Chilean Internal Revenue Service (Servicio de Impuestos Internos—SII) and the taxpayer may try to amicably settle the dispute.

Modernization of the State

The current administration is undertaking to modernize the state by building a more efficient and transparent public administration, and improving coordination among different public institutions in different levels of government departments. The undertaking involves the following:

•	creation of new public institutions in the areas of culture, infrastructure, social development, economic development, business competition regulation, environmental protection and public enterprise administration;

•	decentralization of public sector institutions;

•	encouragement of competition among public institutions, in part through greater flexibility in budget allocations to those institutions;

•	increase in use of information technologies;

•	increase in citizen participation and broad protection of private rights; and

•	establishment of simpler mechanisms of information dissemination, greater accountability of public authorities, and internal auditing.

In 2003, Congress passed a series of new regulations concerning remuneration of public officers and other recipients of public funds. Included, among others, are regulations relating to public procurement and recruiting of and labor agreements for high public officers and a series of regulations relating to campaign financing: political party financing of voting campaigns, donations for public purposes, limits on public expenditures and rules for public resource financing of political campaigns. These new regulations are designed to establish a competitive, uniform and transparent government procurement process operating electronically. In the area of highly-ranked administrative personnel, the regulations promote a merit-based administrative system encouraging professionalism, transparency and competition in the sphere of hiring and evaluating top public officers. The regulations create a new specialized entity, the National Department for Civil Service (Dirección Nacional del Servicio Civil), responsible for assuring transparency and rigor in the hiring and evaluation process for public officials. Finally, the regulations are designed to limit the danger of improper financial influence in the conduct of voting campaigns.

As a direct consequence of applying the regulations, the President’s power of nomination of public officials will be reduced from 3,110 to 600 officers (with the remaining 2,510 officers being appointed by the National Department for Civil Service). Furthermore, up to 8% of total public remuneration positions will be based strictly on the performance-related compensation.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered a surplus between 1987 and 1997, largely attributable to dynamic exports and record capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital. Since 1999, the Chilean economy has generated modest surpluses or deficits in its balance of payments, including a deficit of US$596 million in 2001 and a surplus of US$199 million in 2002.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and investment opportunities in Chile requiring the use of foreign savings to support the financing demands of the economy’s investment needs. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. During the 1990s, the government’s aim was to maintain the current account deficit in line with medium- and long-term external financing possibilities. Currently, and given the fact that the country adopted a floating exchange rate regime, the authorities maintain a permanent monitoring of the current account, in order to reduce the country’s vulnerability to external shocks.

The government believes that its policies are consistent with modest and sustainable current account deficits as a percentage of GDP. During 2001 and 2002, the deficit was 1.8% and 0.8% of GDP, respectively, while the average between 1999 and 2002 was 0.9% of GDP. In terms of the current account components, since 1999 and after several periods of trade deficits, the trade balance has generated surpluses. In 2001, the trade surplus reached US$2.1 billon and in 2002 it reached US$2.5 billion. This reflects the evolution of exchange rates and terms of trade, as well as the process of integration of Chile with world markets. The other current account components—services, income and transfers—have shown deficits. In the first six months of the year 2003 the current account totaled US$ 137 million compared to the US$ 194 million recorded for the first six months of 2002. The trade balance surplus was of US$1,797 million and US$1,628 million for the first half of 2002 and 2003 respectively.

Capital Account

The counterpart of the current account deficit is the capital account balance, which represents net foreign investment in Chile. The capital account includes direct investments, portfolio investments and short-, medium- and long-term indebtedness.

As a result the general slowdown of the international economy, capital inflows to Chile have decreased considerably in recent years. Capital inflows, measured as capital account surplus (excluding change in reserves), amounted to 0.3% of GDP in 1999, 1.1% of GDP in 2000, 2.6% of GDP in 2001 and 1.5% of GDP in 2002.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration in the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The opening of the capital account was fully completed in April 2001, when the Central Bank removed the remaining restrictions in foreign exchange operations, including among others, the mandatory and unremunerated deposit of a portion of capital inflows (encaje) and the authorization requirement that was in place for a number of capital transactions. In addition, the government has insisted on a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated institutional investors. As a result, the total volume of capital flows is expected to increase in both directions, either as capital inflows or outflows.

The Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of the banks and other entities authorized by the Central Bank, such as securities brokers and agents and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

The government believes that steps should be taken to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. As a first step, during 2003 Chile launched a program for the periodic domestic issuance of treasury bonds, which is believed to promote the development of long-term pricing benchmarks, and increase the depth of the fixed income market.

In 2002, the capital account (excluding change in reserves) registered a surplus of US$998 million, compared to surpluses of US$1,760 million in 2001, US$827 million in 2000 and US$237 million in 1999. The capital account surplus (excluding change in reserves) represented approximately 2.6% of GDP and 1.5% of GDP in 2001 and in 2002, respectively. By June 2003, the capital account recorded a deficit equal to US$1,394 million compared to US$ 500 million recorded for the first half of 2002. The higher deficit is mainly explained by larger portfolio investment and “other investment” made outside of Chile.

Balance of Payments

(in millions of US$)

	1998	1999	2000	2001	2002	Six months ended June 30, 2003
Current account
Current account, net	(3,918)	99	(766)	(1,192)	(553)	137

Goods and Services, net	(2,492)	1,690	1,471	1,136	1,556	1,227
Merchandise Trade Balance	(2,040)	2,427	2,119	2,054	2,513	1,628
Exports	16,323	17,162	19,210	18,466	18,340	10,373
Imports	(18,363)	14,735	17,091	16,411	15,827	(8,745)
Services	(452)	(737)	(648)	(918)	(957)	(401)
Credits	3,952	3,869	4,078	4,105	3,960	2,333
Debits	(4,404)	4,606	4,726	5,023	4,917	(2,733)
Interest, net	(1,889)	(2,233)	(2,795)	(2,757)	(2,536)	(1,282)
Employee compensation	(16)	(14)	(14)	(15)	(16)	(7)
Interest from investment	(1,873)	(2,219)	(2,781)	(2,742)	(2,520)	(1,275)
Interest from direct investment (1)	(1,136)	(1,413)	(1,894)	(1,789)	(1,697)	(928)
Abroad	226	54	568	467	459	199
From abroad	(1,401)	(1,467)	(2,462)	(2,256)	(2,156)	(1,126)
Interest from portfolio investment	(362)	(348)	(402)	(502)	(500)	(271)
Dividends	(211)	114	(66)	118	133	(35)
Interests	(152)	(233)	(336)	(383)	(367)	(236)
Interest from other investment	(375)	(459)	(485)	(451)	(322)	(76)
Credits	924	803	929	776	536	227
Debits	(1,298)	1,262	1,413	1,227	859	(302)
Current transfers, net	462	643	558	428	426	191
Credits	810	841	765	678	698	353
Debits	(348)	198	207	250	272	(162)
Capital and financial accounts
Capital and financial accounts, net	4,160	975	491	2,356	800	(1,086)

Capital account, net	0	0	0	0	0	0
Financial account, net	4,160	975	491	2,356	800	(1,086)
Direct investment, net	3,114	6,203	(348)	3,045	1,139	880
Direct investment abroad	(1,484)	(2,558)	(3,987)	(1,432)	(464)	(483)
Shares and other capital	(1,263)	(1,896)	(3,573)	(1,111)	308	(116)
Earnings reinvested	(167)	91	(385)	(153)	(401)	(155)
Other capital	(53)	(753)	(28)	(168)	(370)	(211)
Direct investment to Chile	4,628	8,761	3,639	4,477	1,603	1,363
Shares and other capital	4,155	8,863	2,822	3,424	739	762
Earnings reinvested	342	281	1,123	1,148	1,190	824
Other capital (2)	131	(383)	(306)	(96)	(326)	(223)
Portfolio investment, net	(2,469)	(3,217)	639	46	(1,876)	(978)
Assets	(3,311)	(5,795)	766	(1,386)	(3,203)	(1,924)
Liabilities	842	2,578	(127)	1,432	1,328	946
Derived financial instruments, net	(59)	(6)	2	(86)	(124)	(46)
Other Investment, net (3)	1,350	(2,743)	534	(1,245)	1,858	(1,249)
Assets	(1,953)	(3,369)	(2,065)	(737)	575	(1,363)
Commercial credits	(118)	(999)	(1,135)	192	59	(1,067)
Loans	(214)	(380)	(82)	(193)	527	8
Currency and deposits	(1,621)	(1,990)	1,503	648	(10)	(303)
Other assets	0	0	(2,351)	(1,384)	0	0
Liabilities	3,303	626	2,599	(508)	1,283	114
Commercial credits	(595)	(232)	323	(228)	249	73
Loans (2)	4,033	1,019	2,096	(90)	999	(25)
Currency and deposits	2	(2)	1	5	36	73
Other liabilities	(138)	(159)	179	(195)	(2)	(8)
Assets in reserve, net	2,194	738	(337)	596	(199)	307
Errors and omissions, net	(242)	(1,074)	276	(1,164)	(246)	949

Financial account without reserves	1,966	237	827	1,760	998	(1,394)

Total balance of payments	(2,194)	(738)	337	(596)	199	(307)

(1)	Includes interest.
(2)	Net flows of liabilities by loans.
(3)	Short term net flows.

Source: Central Bank.

As part of the Central Bank’s project to improve information on the Chilean economy, in May 2002 a new Balance of Payments series was introduced. The new methodology follows the recommendations and categories addressed in the last edition of the International Monetary Fund “Balance of Payments Manual” and Chilean balance of payments statistics as from 1996 have been restated based on this new methodology.

Foreign Trade

Merchandise Trade

Chilean trading activity is diversified among countries along the Americas, Europe and Asia.

The primary countries of origin of Chile’s imports during the first half of 2003 were Argentina (where 19.4%% of total imports originated), the United States (13.4%), Brazil (9.6%), China (6.2%), Germany (3.9%) and France (3.4%). The primary destinations for Chile’s exports in the first half of 2003 were the U.S. (which received 19.4% of total exports), Europe (25.7%—Italy 4.9%, France 4.1%, the United Kingdom 3.6%, and Germany 3.1%), Latin America (18.7%—Mexico 4.4%, Brazil 4.1% and Peru 2.1%) and Asia (33.1%—Japan 11.5% and China 9.0%). Except for the growth in exports to China from 5.9% to 9.0%, the origins and destinations of Chile’s imports and exports in the first half of 2003 are substantially similar to the figures for 2002.

Merchandise exports (which exclude merchandise in tax free zones) have diversified and increased over time. They amounted to US$15.7 billion in 1999, US$17.7 billion in 2000, US$17.0 billion in 2001 US$17.0 billion in 2002 and US$9.6 billion in first half 2003. Traditional merchandise exports are mining products (principally copper), which accounted for approximately 62.0% of the total merchandise exports in 1985. Since then, they have systematically declined as a percentage of total exports to 36.4% for the first six months of 2003. Since the mid-1980s Chile has increased its exports of nontraditional goods, principally seafood, agricultural products and wine. Imports totaled US$14.7 billion in 1999, US$17.1 billion in 2000, US$16.4 billion in 2001, US$15.8 billion in 2002 and US$8.7 billion in first half 2003. The fluctuations in imports are mainly explained by variations in the terms of trade and exchange rates. The largest portion of Chile’s imports consists of intermediate goods, accounting for 62.6% of total imports for the first six months of in 2003. The share of total imports represented by consumer good imports has remained relatively stable since 1999, amounting to 17.9% in 1999, 18.1% in 2000, 17.7% in 2001, 18.0% in 2002 and 16.8% in the first half of 2003. Imports of capital goods have also remained relatively stable as a percentage of total imports since 1999, representing 21.3% in 1999, 20.1% in 2000, 20.9% in 2001, 21.0% in 2002 and 20.6% in the first half of 2003.

The following tables set forth information on exports and imports for the periods indicated.

Exports of Goods (FOB) (1) (2)

(in millions of US$ and % of total exports)

	1998			1999			2000			2001			2002			Six months ended June 30, 2003
Mining:
Copper	US$	5,197	35.9%	US$	6,026	38.5%	US$	7,285	41.2%	US$	6,746	39.6%	US$	6,270	37.1%	US$	3,512	36.4%
Iron		164	1.1%		127	0.8%		142	0.8%		135	0.8%		140	0.8%		60	0.6%
Nitrate and iodine		259	1.8%		214	1.4%		207	1.2%		197	1.2%		198	1.2%		104	1.1%
Molybdenum oxide and ferro-molybdenum		204	1.4%		167	1.1%		179	1.0%		175	1.0%		248	1.5%		131	1.4%
Other		228	1.6%		244	1.6%		208	1.2%		217	1.3%		465	2.7%		126	1.3%

Total mining		6,052	41.9%		6,778	43.3%		8,021	45.4%		7,470	43.9%		7,072	41.8%		3,932	40.8%
Agriculture, livestock, forestry and fishing:
Fruit		1,267	8.8%		1,242	7.9%		1,241	7.0%		1,116	6.6%		1,326	7.8%		1,015	10.4%
Timber		15	0.1%		39	0.2%		32	0.2%		25	0.1%		20	0.1%		3	0.03%
Other		427	3.0%		439	2.8%		420	2.4%		369	2.2%		379	2.2%		236	2.5%

Total agriculture, livestock, forestry and fishing		1,709	11.8%		1,720	11.0%		1,693	9.6%		1,510	8.9%		1,725	10.2%		1,254	13.0%
Industrial:
Fishmeal		346	2.4%		280	1.8%		232	1.3%		255	1.5%		322	1.9%		180	1.9%
Processed salmon		516	3.6%		603	3.8%		729	4.1%		730	4.3%		758	4.5%		431	4.5%
Wine		528	3.7%		537	3.4%		581	3.3%		595	3.5%		608	3.6%		300	3.1%
Sawn wood		239	1.7%		288	1.8%		321	1.8%		318	1.9%		388	2.3%		211	2.2%
Bleached and unbleached pulp		668	4.6%		824	5.3%		1,076	6.1%		868	5.1%		817	4.8%		416	4.3%
Methanol		119	0.8%		150	1.0%		324	1.8%		359	2.1%		321	1.9%		247	2.6%
Other		4,280	29.6%		4,483	28.6%		4,706	26.6%		4,926	28.9%		4,903	29.0%		2,562	26.6%

Total industrial		6,696	46.3%		7,165	45.7%		7,968	45.1%		8,052	47.3%		8,117	48.0%		4,448	46.2%

Total exports	US$	14,457	100.0%	US$	15,663	100.0%	US$	17,682	100.0%	US$	17,032	100.0%	US$	16,914	100.0%	US$	9,634	100.0%

(1)	Preliminary.
(2)	Only Exports of General Regime as classified by the Central Bank.

Source: Central Bank.

Imports of Goods (CIF) (1) (2)

(in millions of US$ and % of total imports)

	1998			1999			2000			2001			2002			Six months ended June 30, 2003
Imports (CIF):
Consumer goods	US$	3,125	17.8%	US$	2,587	17.9%	US$	3,076	18.1%	US$	2,900	17.7%	US$	2,843	18.0%	US$	1,462	16.8%
Intermediate goods		9,593	54.7%		8,776	60.8%		10,520	61.8%		10,061	61.4%		9,661	61.0%		5,439	62.6%
Capital goods		4,808	27.4%		3,076	21.3%		3,430	20.1%		3,418	20.9%		3,326	21.0%		1,791	20.6%

Total imports (CIF)	US$	17,526	100.0%	US$	14,439	100.0%	US$	17,026	100.0%	US$	16,379	100.0%	US$	15,831	100.0%	US$	8,692	100.0%

(1)	Preliminary.
(2)	Only Imports of General regime as classified by the Central Bank.

Source: Central Bank.

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	1998	1999	2000	2001	2002	Six months ended June 30, 2003
EXPORTS (FOB)
Americas
Argentina	4.9%	4.6%	3.5%	3.0%	1.3%	1.4%
Brazil	5.6	4.5	5.3	4.7	3.8	4.1
Mexico	3.4	4.0	4.5	4.5	5.0	4.4
United States	16.4	18.3	16.8	17.4	19.1	19.4
Other	10.9	9.9	10.0	10.9	10.8	10.6

Total Americas:	41.2%	41.3%	40.1%	40.5%	40.0%	39.9%
Europe:
EU:
France	3.0	3.1	3.4	3.3	3.4	4.1
Germany	3.8	3.6	2.5	2.9	2.3	3.1
Italy	4.5	4.1	4.5	4.4	4.7	4.9
United Kingdom	7.9	6.8	5.9	6.7	4.4	3.6
Other	8.9	8.6	8.4	7.7	8.5	10.0

Total EU	28.1	26.2	24.7	25.0	23.3	25.7
EFTA and other	1.1	1.5	1.9	1.9	1.5	1.7

Total Europe	29.2%	27.7%	26.6%	26.9%	24.8%	27.4%
Asia
Japan	13.8	14.4	13.9	11.7	10.5	11.5
South Korea	2.8	4.4	4.4	3.1	3.9	5.3
Taiwan	3.6	3.2	3.3	1.9	2.9	2.8
China	3.3	2.3	4.9	5.5	6.7	9.0
Other Asia	4.1	5.0	4.4	8.7	3.9	4.5

Total Asia	27.6	29.3	30.9	25.4	27.9	33.1
Other (1)	2.0	1.7	2.4	7.2	7.3	7.3

Total exports	100.0%	100.0%	100.0%	100.0%	100.0%	107.3%

IMPORTS (CIF)
Americas
Argentina	10.1	13.4	15.9	16.8	17.4	19.4
Brazil	5.8	6.4	7.4	8.4	9.0	9.6
United States	21.4	20.0	18.5	16.3	14.6	13.4
Other	12.3	12.8	12.8	10.7	9.7	9.6

Total Americas:	49.6%	52.6%	54.6%	52.2%	50.7%	52.0%
Europe:
EU:
France	3.6	2.8	2.5	3.3	3.6	3.4
Germany	4.3	4.1	3.4	3.9	4.1	3.9
Italy	3.3	3.4	2.3	2.5	2.0	2.0
United Kingdom	1.3	1.2	1.0	1.1	1.1	0.9
Other	8.0	7.3	6.7	6.5	6.2	7.7

Total EU	20.5	18.8	15.9	17.3	17.0	17.9
EFTA and other	1.7	2.0	1.8	1.7	1.7	1.7

Total Europe	22.2%	20.8%	17.7%	19.0%	18.8%	19.6%
Asia:
Japan	5.3	4.2	3.9	3.1	3.1	3.1
South Korea	2.9	2.7	3.0	3.1	2.6	2.7
Taiwan	1.1	1.1	1.1	1.0	1.0	0.9
China	4.1	4.7	5.5	5.7	6.4	6.2
Other Asia	3.0	3.1	2.8	3.0	3.0	2.5

Total Asia	16.4	15.8	16.3	15.9	16.1	15.4
Other (1)	11.8	10.8	11.4	12.9	14.4	13.0

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Africa, the Middle East and other countries. Includes those in tax free zones (since 2001 in the case of exports). This fact explains the percentage over 100% for the January-June 2003.

Source: Central Bank.

Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is one of the most important contributors to the service trade sector. During the first half of 2003, exported services increased by 18.4% and imported services by 10.8%, as compared with the same period in 2002. The increase in exports was driven by higher volumes of maritime freight commerce, airplane travel and domestic expenditures by tourists visiting Chile. Increased tourism from Europe, principally the United Kingdom, Germany and Spain, as well as from the United States of America and Peru was particularly important. In terms of imports of services, the increase is mainly explained by higher airplane travel and a moderate increase in maritime freight commerce.

Trade Policy

Chile’s foreign trade policy is aimed at the integration of Chile into the global economy and the creation of trade opportunities for Chilean goods and services abroad. This policy combines unilateral trade measures with bilateral, regional and multilateral negotiations, including the reduction of trade barriers, increased transparency and the establishment of dispute settlement mechanisms.

In recent years, Chile has signed a series of bilateral investment protection and promotion treaties designed to provide a high degree of security to foreign investors. Within this process of international trade integration, Chile has also signed several agreements to prevent double taxation.

Chile has substantially implemented all the regulations necessary to align its laws with the World Trade Organization Agreements. Chile has entered into and the Chilean Congress has approved bilateral free trade agreements with Canada, Mexico, the European Union and the United States of America. In addition, Chile has entered into free trade agreements, which are pending approval by the respective congressional bodies, with the Republic of South Korea and the European Free Trade Association (EFTA), which includes Iceland, Liechtenstein, Norway and Switzerland. Chile has entered into trade liberalization agreements with Colombia, Ecuador, Peru, Venezuela, El Salvador, Costa Rica, Honduras, Nicaragua, Guatemala and Mercosur, whose members include Argentina, Brazil, Paraguay and Uruguay. Finally, Chile has also negotiated limited trade agreements with Bolivia and Cuba.

In 1994, Chile joined the APEC, a forum committed to the liberalization and opening of trade and investments in the Asia-Pacific area. Currently, APEC has 21 members—referred to as “Member Economies”—which account for more than 2.5 billion people, a combined GDP of 19 trillion U.S. dollars and 47% of world trade. APEC has set deadlines for achieving free trade for industrialized economies by 2010 and for developing ones by 2020. Chile is committed to meeting the deadlines for industrialized economies. In October 2003, Chile began as the APEC 2004 general coordinator.

In December 1994, at the first Summit of the Americas, 34 American countries agreed to negotiate the creation of a Free Trade Area of the Americas (FTAA) by the year 2005. In April 1998, at the second Summit of the Americas, the FTAA negotiations were officially launched. Participants in the FTAA established nine negotiating groups on market access, agriculture, investment, subsidies, antidumping and countervailing duties, intellectual property rights, government procurement, services, competition policies and dispute settlement mechanisms. Chile is an active participant in these negotiations.

In June 1996, the country members of Mercosur (Mercado Común del Sur—Southern Common Market) agreed to include Chile into the agreement with a special association status. In October, 1996, Chile became a participant in Mercosur arrangements pursuant to a free-trade agreement, but does not participate in Mercosur’s common external tariff, which is higher than Chile’s. The majority of traded products will be free of tariff duties during 2004, with the remaining traded products free of tariff duties by 2014.

In February 2003, after approval by the Chilean Congress and the European Parliament, the bilateral treaty between Chile and the European Union for trade liberalization and economic and political cooperation came into effect. Since then, 85% of goods and services traded between Chile and the EU are free of tariff duties. During the first six months of 2003, the value of Chilean exports to the EU totaled US$2,484 million, representing 25.7% of Chile’s total exports.

In October 2002, Chile and South Korea successfully completed negotiation of and executed a free trade agreement. This agreement is significant both because it is the first of its kind between a Latin American country and an Asian country, and because of its broad scope, including trade not only in goods but also in services and investments. Upon effectiveness of the agreement, 77.5% of Chile’s non-copper exports to South Korea will be exempted from all tariffs, increasing to 88.4% beginning on the fifth anniversary of the agreement. Of Chile’s imports from South Korea, 66.7% will be exempted from tariffs upon effectiveness of the agreement, increasing to 83.7% beginning on the fifth anniversary of the agreement. Dispute settlement and other mechanisms to promote stability of trade between the two countries are part of the agreement. During the six months ending June 2003, the value of Chilean exports to South Korea totaled US$514 million, or 5.3% of Chile’s total exports. The treaty is subject to legislative approval in both countries. South Korean congressional approval has been delayed until February 2004.

In January 2004, after approval by the U.S. and Chilean Congresses, a free trade agreement between Chile and the United States came into effect. Under the treaty, 87% of Chilean exports to the U.S. are no longer subject to tariffs. That percentage will be progressively increased to 94.8% as of the third anniversary of the agreement, and as of the twelfth anniversary, 100% of the products will be free of tariffs. During 2002, exports from Chile to the U.S. totaled US$3,484 million, representing a US$271 million increase compared to 2001. Chilean exports to the U.S. have risen every year in the 1999-2002 period. The U.S. market is one of the most stable destinations for Chile’s exports, accounting for approximately 20% of total Chilean exports during that period. During the six months ending June 2003, the value of Chilean exports to the U.S. totaled US$1,869 million, representing 19.4% of Chile’s total exports.

In June 2003, Chile and the EFTA entered into a free trade agreement including comprehensive agreements on trade in goods and services, investments, government procurement and other legal and institutional provisions. Once ratified by all relevant legislative bodies, the agreement will immediately end tariffs on more than 90% of Chilean exports to EFTA, a percentage that will increase to 96% tariff-free exports in the case of Iceland and Norway. This agreement will also allow diversification of EFTA states’ investments in Chile. In the six months ending June 2003, the value of Chilean exports to the EFTA totaled US$47 million representing 0.5% of Chile’s total exports.

Chile has independently taken steps to facilitate international trade. After a reduction to 7% in 2002, on January 1, 2003, the customs duties rate was further reduced to a flat rate of 6%, as applicable to all customs duties.

In July 2003, after a one-year term, a temporary 10% tariff to five steel derivative products applied by the Chilean government was eliminated. A provisional 14% fructose tariff applied in July 2002 was also eliminated in February 2003.

In September 2002, in response to requests from various Latin American countries, the WTO passed a resolution requiring Chile to increase transparency in its determination of price bands used to stabilize sugar and vegetable oil prices. Chile was given 18 months in which to increase transparency in the setting of reference prices, import prices and tariffs. In order to comply with this resolution, a new law was passed in October 2003 establishing a new price stabilization mechanism for wheat and sugar. Vegetable oil prices are no longer subject to stabilization.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as Decree Law 600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different modalities of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings.

Under Decree Law 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term during which the investment or investments must be made. In the case of mining investments, the period is generally eight to twelve years. In all other economic sectors, it is generally three years. Between 1999 and June 30, 2003, investments made through the Decree Law 600 mechanism amounted to approximately US$20.9 billion. The vast majority of foreign investors (representing approximately 88% of the total FDI inflow during the 1999-June 2003 term) have chosen to use the mechanisms of Decree Law 600, instead of the Central Bank’s Compendium of Foreign Exchange Regulations by which foreign investors may freely bring capital contributions and loans to Chile by way of convertible foreign currency. The annual average FDI in Chile made through the Decree Law 600 mechanism during the 1999-2002 period was US$5.1 billion per year.

Between 1999 and June 30, 2003, 28.7% of FDI made through the Decree Law 600 mechanism in Chile originated in Spain, followed by the United States (25.4%), the United Kingdom (11.8%), Canada (11.3%), Italy (5.2%) and France (3.6%). During that period, the 15 members of the European Union accounted for 51.8% of total FDI made through the Decree Law 600 mechanism.

FDI in Chile has declined in recent periods, particularly FDI directed to the acquisition of on-going concerns. Foreign investors nonetheless have continued to invest in new projects, such as calling and training centers and software development.

Between 1999 and June 30, 2003, mining accounted for 21.8% of FDI made under Decree Law 600, compared to 43.0% between 1974 and 1998; services for 17.0%, compared to 24.7%; electricity, gas and water for 33.2%, compared to 7.5%; manufacturing for 9.4%, compared to 15.0%; transportation and communications for 14.9%, compared to 5.5%; construction for 2.7%, compared to 2.3%; and agriculture, forestry and fishing for 0.9%, compared to 0.6%.

The following table presents the changes in foreign direct investments, including capital and debt, made under Decree Law 600 by sector for the periods indicated:

Foreign Investment under Decree Law 600 by Sector (1) (in millions of US$)

	1998	1999	2000	2001	2002		Six months ended June 30, 2003 (2)
Mining	2,393	1,220	242	1,024	1,935	(3)	142
Services	2,006	1,909	665	700	212		78
Manufacturing	530	780	191	754	209		29
Electricity, gas and water	495	4,559	860	908	490		126
Transport and communications	211	359	870	1,281	335		277
Construction	280	215	29	164	138		25
Agriculture, livestock and Forestry	49	40	26	10	2		0
Fishing	9	1	94	5	0		10

Total	5,973	9,083	2,977	4,848	3,322		688

(1)	Including capital and debt.
(2)	Preliminary.
(3)	Includes US$1.1 billion acquisition of La Disputada by Anglo-American.

Source: Foreign Investment Committee.

MONETARY AND FINANCIAL SYSTEM

Role of the Central Bank

The Chilean Constitution created the Central Bank as an autonomous legal entity. The Central Bank is subject to the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Central Bank is also subject to the private sector’s laws and regulations. The Central Bank is governed and managed by a Council composed of five members. The President, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years.

According to the Chilean Constitution, the main objectives of the Central Bank are to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment systems. To fulfill this purpose the law gives the Central Bank the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Central Bank a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy

Since 2001, the Central Bank has carried out monetary policy by setting a rolling 12-month target range for underlying inflation (which does not include goods with highly volatile prices such as fuel oil and fresh vegetables) and a rolling 24-month target range for total inflation. Currently, both target ranges are 2 to 4%.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, at which time the government, during a period of favorable monetary and exchange rate conditions, adopted a free-floating exchange rate regime. These conditions included low and stable inflation, adequate financial regulation, an exchange rate within the set floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual on-time market value.

Monetary Policy and Interest Rate Evolution

The Central Bank carries out its monetary policy through a target for the interest rate. Since August 2001, when the bank shifted its monetary instrument from an indexed interest rate to a nominal one the subject of the target has been the daily interbank nominal interest rate. The nominal rate was initially set in August 2001 at 6.5%, in line with the 3.5% real rate set in June 2001 and 3% expected inflation fluctuation (the Central Bank’s medium-term inflation target). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in Unidades de Fomento, or UF (a Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate) with new medium-term debt securities denominated in nominal Chilean pesos.

The use of nominal instead of real interest rates is part of the modernization of the monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and give more transparency to the interest rate itself. This change is also consistent with current macroeconomic conditions, in particular, low and stable inflation, high credibility of the Central Bank inflation target and a relatively developed nominal financial market.

The Central Bank has other instruments to regulate market liquidity. Banks and other financial institutions maintain a liquidity deposit account with the Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches; for each bank, the first tranche is 40% of the total credit line, and the second and third tranches are each 30% of the total credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60% of each bank’s reserve requirements. These restrictions limit the attractiveness of the liquidity credit line.

The Central Bank conducts short-term liquidity management mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Central Bank conducts open-market transactions involving the purchase of repurchase agreements that use promissory notes with maturities of less than seven days, or the sale of reverse repurchase agreements, which is the selling of an asset with a simultaneous agreement to repurchase the asset at a specified price.

In 2002, the Central Bank adopted a new program relating to debt issuance administration procedures. The program included the issuance of bullet 5-year maturity debt securities, denominated in Chilean pesos, UF or U.S. dollars. Each of the 20 bond series issued in 2002 and 2003 amounted to at least US$300 million, totaling US$6.4 billion in principal amount of the new debt securities as of November 30, 2003, which have been used to replace existing financial instruments.

Because the inflation rate has remained within the target range and no important pressures on the inflation rate have been expected, the Central Bank has lowered interest rates. Since August 2001, when the nominal rate target was set at 6.5%, the Central Bank has redefined the monetary policy target rate ten times, bringing it down to 1.75% in January 2004. The Central Bank has determined that these rate reductions do not compromise its inflation targets, and expects an inflation rate in the middle of the target range (3% year over year) over the next 12 to 24 months.

The following table sets forth the Central Bank’s average interest rates for the periods indicated.

Central Bank Average Interest Rates

(in %)

Year	PRC Eight Year (1)	BCU-5 Year (2)	BCP-5 Year (2)	Target Average Real Interbank Rate	Target Average Nominal Interbank Rate (3)
1998	7.5	—	—	9.0	—
1999	6.5	—	—	5.9	—
2000	6.4	—	—	5.3	—
2001	5.1	—	—	—	6.5
2002	—	3.0	6.0	—	4.1
2003	—	2.9	2.9	—	2.7

(1)	Central Bank eight-year notes with coupons.
(2)	BCUs and BCPs are part of the new inflation-indexed and peso-denominated financial instruments issued by the Central Bank since September 2003. Therefore, the numbers for 2002 correspond to September-December average (See Monetary Policy and Interest Rate Evolution).
(3)	Nominal target rate was adopted in August, 2001. Therefore, the number for 2001 corresponds to the August-December average.

Source: Central Bank.

Inflation

The policies of the government and Central Bank have permitted the Chilean economy to attain a gradual but significant reduction in domestic inflation, as measured by the December-to-December increase in the CPI. Perhaps most importantly this reduction was achieved without incurring significant real costs; this was possible due to a combination of favorable external conditions during the 1990s and the high level of Central Bank credibility. The inflation rate increased sharply from 2.3% in 1999 to 4.5% in 2000, and then resumed its low levels in 2002 and 2003 (2.8% and 1.1%, respectively). This fluctuation can be explained by the late effects of the technical recession of 1999.

The following table shows changes in the CPI and the Wholesale Price Index, or WPI, for the periods indicated.

Inflation

	Percent Change from Previous Year at Period End
	CPI	WPI
1998	4.7%	0.3%
1999	2.3	13.5
2000	4.5	7.9
2001	2.6	3.1
2002	2.8	10.4
2003	1.1	(1.0)

Source: Central Bank.

Foreign Exchange Policy

Since September 1999, when it adopted a free-floating exchange regime, the Central Bank has been committed not to intervene in the exchange rate market. The Central Bank does maintain the right to intervene, but only in exceptional cases and only under strict transparency standards (including public notice in advance of any intervention). In order to stabilize the exchange rate, the Central Bank relies on exchange rate indexed notes that may be used as hedging instruments to mitigate exchange rate risk.

In 2003, as a way to reduce its financial cost and reduce fluctuations in its international reserves’ stock, Central Bank ceased granting permission for Chile to issue exchange rate indexed notes and instead authorized the issuance of U.S. denominated notes payable in Chilean pesos vested with the option to be paid in U.S. dollars. Additionally, such notes will not be renewed at maturity.

Since the adoption of a free-floating exchange rate regime, the Central Bank has announced two possible interventions in the foreign exchange market, in August 2001 and October 2002, and intervened once, in October 2002.

Beginning September 2003, the Chilean Peso appreciated sharply vis-a-vis the U.S. dollar. The exchange rate fell from Ps.700 per U.S. dollar in September 2003 to Ps.570 pesos per U.S. dollar during the second week of January 2004. However, the government believes that Chile maintains its competitiveness in the context of global economy because the U.S. dollar depreciation has been a global phenomenon and thus affected other economies as well, and among them some of Chile’s direct competitors, such as New Zealand and Australia. The sharp appreciation of the Euro also benefits Chile because the attractiveness of Chilean exports to this large market is preserved.

The following table shows the fluctuations in the nominal exchange rate since 1999.

The table presents the annual high, low, average and period-end observed rates for each year:

Observed Exchange Rates (1)

(Pesos per US$)

	High (2)	Low (2)	Average (3)	Period-End
1998	475	439	460	474
1999	551	469	509	528
2000	580	501	539	573
2001	717	557	635	656
2002	757	642	689	712
2003	758	593	758	599

(1)	As reported by the Central Bank in accordance to paragraph 2 of article 44 of its Constitutional Organic Act.
(2)	Rates shown are the actual low and high on a daily basis for periods indicated.
(3)	Represents the average of average monthly rates for the periods indicated.

Source: Central Bank.

International Reserves

The Central Bank manages its international reserves according to the free-floating exchange rate regime, resulting in relatively stable net international reserves in the past four years. International reserves amounted to approximately US$14.9 billion in 1999, US$15.1 billion in 2000, US$14.4 billion in 2001, US$15.3 billion in 2002 and US$15.8 billion in 2003. The decrease in 2001 is mainly explained by the intervention effected due to the Argentine crisis.

The following table shows the composition of net international reserves of the Central Bank of Chile at each of the dates indicated below:

Net International Reserves of the Central Bank

(in millions of US$)

	As of December 31,
	1998	1999	2000	2001	2002	2003
Central Bank:
Assets:
Gold	322	317	18	19	2	3
SDRs	8	19	25	29	37	46
Reserve position in the IMF (1)	605	405	321	299	490	582
Foreign exchange	15,256	14,187	14,686	14,041	14,814	15,211
Other assets	101	19	61	12	48	10

Total	16,292	14,947	15,111	14,400	15,351	15,851

Liabilities:
Reciprocal Credit Agreements	89	24	60	13	11	9
Short-term credits	0	0	0	0	0	0
Medium-term credits	3	2	2	2	1	1
Use of IMF credits	0	0	0	0	0	0

Total	92	26	62	15	13	10

Total international reserves, net	16,203	14,923	15,051	14,387	15,338	15,841

(1)	Commercial bank deposits held at the Central Bank.

Source: Central Bank.

Money Supply

The evolution of monetary aggregates reflects the private sector demand for monetary balances, which is dependent on economic growth, the alternative cost of money and inflation. Although the Central Bank does not seek to implement monetary aggregates control, these variables are under continuous monitoring to protect against the effects of external shocks. The following tables set forth the monthly average monetary base and the average monetary aggregates for the periods indicated:

Monetary Base (1)

(in billions of pesos)

	As of December 31,
	1998	1999	2000	2001	2002	2003
Currency in circulation	853	997	1,001	1,103	1,208	1,286
Bank reserves	630	655	682	728	731	795

Monetary base	1,483	1,652	1,683	1,831	1,939	2,081

(1)	There are no demand deposits at the Central Bank.

Source: Central Bank.

Monetary Aggregates

(in billions of pesos)

	As of December 31,
	1998	1999	2000	2001	2002	2003
Currency in circulation	853	997	1,001	1,103	1,208	1,286
Demand deposits at commercial banks	1,999	2,429	2,517	2,907	3,461	4,219

Total M1	2,851	3,426	3,518	4,010	4,670	5,505

Total time and savings deposits at banks	13,517	14,587	16,005	16,886	17,960	16,738
Government time deposits at Central Bank	788	1,026	832	1,047	1,095	1,252

Total M2 (1)	17,157	19,039	20,355	21,942	23,724	23,495

Foreign currency deposits at banks	1,091	1,742	2,097	2,773	2,758	2,997

Total M3 (1)	18,248	20,781	22,452	24,715	26,482	26,492

(1)	Includes government time deposits at Central Bank.

Source: Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

	As of December 31,
	1998	1999	2000	2001	2002	2003
M1 (% change) (1)	(8.2)%	20.1%	2.7%	14.0%	16.5%	17.9%
M2 (2)	10.5%	10.0%	8.4%	7.0%	8.3%	(1.7)%
Credit from the financial system	8.2%	10.3%	10.9%	6.7%	(0.9)%	2.0	%(4)
Average annual peso deposit rate (3)	9.5%	5.9%	5.2%	3.7%	1.9%	1.6	%(4)

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	Ml plus peso-denominated savings deposits.
(3)	Represents real interest rates for a period of 90 to 365 days.
(4)	As of June 30, 2003.

Source: Central Bank.

The following table shows liquidity and credit aggregates for the periods indicated:

Liquidity and Credit Aggregates

(in millions of pesos)

	As of December 31,
	1998	1999	2000	2001	2002	2003
Liquidity aggregates (at period end):	1,483	1,652	1,683	1,831	1,939	2,081
Monetary base:
Currency, excluding cash in vaults at banks	853	997	1,001	1,103	1,208	1,286
M1 (1)	2,851	3,426	3,518	4,010	4,670	5,505
M2 (2)	16,368	18,014	19,524	20,896	22,629	22,243
M3 (3)	17,459	19,756	21,621	23,669	25,387	25,240
Credit aggregates (at period end):
Private sector credit	22,840	24,243	26,874	28,691	30,650	31,374	(5)
Public sector credit	1,169	1,745	2,551	3,006	3,655	3,461	(5)

Total domestic credit (4)	22,417	23,360	26,249	28,780	28,817	29,718	(5)
Deposits:
Chilean peso deposits	13,838	15,065	16,476	17,439	18,644	17,769
Foreign-currency deposits	1,091	1,742	2,097	2,773	2,758	2,997

Total deposits	14,929	16,807	18,574	20,213	21,401	20,766

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.
(5)	As of June 30, 2003.

Source: Central Bank.

Financial Sector

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention and by periods of deregulation. After the Chilean financial crisis of 1982 and 1983, the Central Bank and the SBIF established strict controls on the funding, lending and general business matters of the banking industry in Chile. The most recent period of deregulation began in 1975 and ended with the adoption of the General Banking Act. The General Banking Act, as amended, enlarges the scope of business of banks in Chile and abroad, subject to certain regulations.

The SBIF regulates the banking sector. The Central Bank, which has an autonomous role from the government, oversees exchange rate policy and regulates international capital movements and certain bank operations.

As of December 2003, Chile’s banking system was comprised of 25 privately owned banks and one state-owned bank, Banco Estado. In June 2003, the Chilean banking system had a total amount of outstanding loans equal to US$46.8 billion.

The following table provides certain statistical information on the Chilean financial system.

Chilean Financial System

(in billions of pesos except for percentages)

	As of June 30, 2003
	Assets		Loans		Deposits		Shareholders’ Equity
	Amount	Market Share %	Amount	Market Share %	Amount	Market Share %	Amount	Market Share %
Domestically-owned private-sector banks	40,939	78.7%	26,469	81.1%	19,381	76.4%	2,886	76.9%
Foreign-owned private-sector banks	3,965	7.6	1,964	6.0	1,908	7.5	507	13.5
Private-sector total	44,904	86.3	28,433	87.1	21,289	83.9	3,392	90.4
Banco Estado	7,112	13.7	4,204	12.9	4,074	16.1	359	9.6
Total banks	52,016	100.0	32,637	100.0	25,363	100.0	3,751	100.0
Financial system total	52,016	100.0%	32,637	100.0%	25,363	100.0%	3,751	100.0%

Source: SBIF.

In 2002, Banco Edwards merged into Banco de Chile. As of June 2003, the resulting entity, Banco de Chile, has an aggregate 18.7% share of Chile’s total loan market.

In 2002, the Central Bank exercised its option to sell a 35.4% stake in Banco Santiago to Banco Santander. After the sale was executed, Banco Santander merged into Banco Santiago, which changed its name to Banco Santander Chile.

The following table sets forth the total assets of the four largest Chilean private-sector banks and state-owned Banco Estado:

As of June 30, 2003 (in billions of pesos)
Banco Santander Chile	Ps. 11,941
Banco de Chile	9,327
Banco Estado (1)	7,112
Banco de Crédito e Inversiones	5,398
Banco Bilbao Vizcaya Argentaria, Chile	3,540

(1)	Wholly-owned by the Chilean government. See “—Banco Estado.”

Source: SBIF.

The following table sets forth information on indicators of bank operation efficiency:

Indicators of Financial System Efficiency

	As of December 31,					Six months ended June 30, 2003
	1998	1999	2000	2001	2002
Return on assets	0.90%	0.81%	1.00%	1.32%	1.13%	1.35%
Return on equity	11.54	9.37	12.70	17.68	14.35	16.77
Non-performing loans as a percentage of total loans	1.45	1.67	1.73	1.62	1.82	1.89
Gross operational margin/assets	5.09	4.88	4.68	4.98	5.06	4.94
Operating expenses/operating revenue	61.44	60.19	60.75	56.15	55.21	53.16
Operating expenses/average total assets	3.13	2.94	2.84	2.80	2.79	2.60
Risk weighted capital (1)	12.48	13.50	13.34	12.73	14.01	14.51

(1)	The SBIF began to keep statistics on risk-weighted capital in November 1997.

Source: SBIF.

Commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores and foreign banks. Two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired a bank. The government expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups.

In 2002, the Central Bank authorized commercial banks to offer the accrual of interest on balances maintained in checking accounts.

Banking Regulation

The SBIF monitors and oversees Chile’s banks (including the Central Bank). Additionally, the SBIF authorizes the incorporation and licensing of new banks and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The SBIF must also approve any bank’s merger, amendment to bylaws, or capital increase, and any acquisition of 10% or more of the equity interest in a bank. In case of noncompliance, the SBIF has the authority to impose a range of remedies to correct the situation. In 1997, the SBIF and the U.S. Federal Reserve Board signed an information sharing and cooperation agreement.

As part of its supervisory role, the SBIF examines all banks from time to time, generally at least once a year. Banks are required to submit their financial statements to the SBIF each month and to publish them at least four times a year in a newspaper with national coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF. Banks must also submit their annual financial statements and the opinions of their independent auditors for review by the SBIF. Chilean banks are also required to be rated by two independent rating agencies.

Chilean banks may conduct only those activities allowed by the General Banking Act. Banks may lend and accept deposits and, subject to limitations, invest and perform financial services. The General Banking Act limits investments by banks to real estate investments for their own use, gold, foreign exchange and debt securities. Directly or through subsidiaries, banks may also engage in certain specified activities, such as securities brokerage services, mutual fund management, factoring, securitization, financial leases and insurance brokerage services (except for pension funds insurance). Subject to certain limitations and with prior approval of the SBIF and the Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offering shares and of cross-market products of their subsidiaries.

In 2002, the SBIF established a new rule related to classification of portfolios and reserve requirements. This rule, which the SBIF believes is appropriate, given the maturity of the Chilean financial sector, gives the financial institutions greater flexibility in evaluating their portfolios using their own methodology and relying on their own extensive knowledge of their clients and their own appropriate estimates of losses. The new rule also demands more responsibility and involvement of top management, boards of directors and external auditors.

In 2002, a new act intended to increase competitive pressure on bank loans took effect. The act eliminates the stamp tax on commercial paper rollover, effectively eliminating the difference between the tax rate on commercial paper and the tax rate on bank lines of credit. Also in 2002, the government announced the elimination of the stamp tax on refinancing of mortgage loans. Permanent exemption is given from payment of the stamp tax for all mortgage credit refinancing as long as the restructured credit instrument has a term of more than one year.

In May 2003, the SBIF issued guidelines to regulate the framework and activities of bank auditing committees. Bank auditing committees are responsible for monitoring, operating and management processes as well as self-governance.

In June 2003, the government sent to Congress the Second Capital Markets Reform bill (Reforma al Mercado de Capitales II), which contains certain banking provisions intended to strengthen supervision by and coordination among capital markets regulators.

Deposit Insurance

In the event of a forced liquidation of a bank, the Central Bank will provide liquidity up to 100% of the amount of deposits in current accounts and other sight deposits it may have received, sight obligations it may have assumed and deposits and obligations counting from the tenth day preceding their maturity. The General Banking Act also provides for a government guarantee of up to 90% of the aggregate amount of certain time deposits, savings accounts and non-bearer securities issued by banks and financial institutions held by individuals. This guarantee is limited to obligations totaling up to UF 120.0 (approximately US$3,400 as of December 31, 2003) per person for each calendar year.

Deposits are subject to a reserve requirement of 9% for peso- and foreign currency-denominated demand deposits and 3.6% for peso-, foreign currency- and short-term UF-denominated time deposits (with maturity of less than one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits.

In addition, a 100% technical reserve requirement applies to demand deposits and deposits in checking accounts and certain other accounts to the extent that their total amount exceeds 2.5 times the paid-in capital and reserves of the bank. However, the Second Capital Markets Reform bill includes proposals to make the technical reserve applicable only to sight deposits. See “Capital Markets—Second Capital Markets Reform” and “Financial Sector—General Overview of Financial System”.

Minimum Capital; Capital Adequacy Requirements

The General Banking Act stipulates that banks must meet a minimum paid-in capital and reserves requirement equal to UF 400,000.00 (approximately US$11.3 million as of December 31, 2003).

The General Banking Act applies a modified version of the capital adequacy guidelines issued by the Basle Committee on Banking Regulation and Supervisory Practices to the Chilean banking system. The principal change that Chile has made to the “Basle Capital Adequacy Guidelines” has been to assign a relatively higher weighting to mortgage loans. The General Banking Act provides that the capital and reserves of a bank net of investments in subsidiaries (the “net capital base”) cannot be less than 3% of total assets net of provisions, and its “effective net worth” cannot be less than 8% of its risk-weighted assets. The “effective net worth” is defined as net capital base plus subordinated debt securities (up to 50% of the net capital base) plus voluntary provisions up to 1.25% of its risk-weighted assets. As of December 31, 2003, all Chilean banks met Chile’s legal capital adequacy guidelines.

New banks are allowed to operate with less than the current minimum paid-in capital reserve subject to higher capital adequacy ratio requirements. A new bank whose paid-in capital reserve is UF 800,000 or greater will be required to maintain an effective net worth of no less than 8%, while a new bank whose paid-in capital reserve is less than UF 800,000 will be required to maintain an effective net worth of no less than 10% (12% if its paid-in capital reserve is lower than UF 600,000). Banks are allowed to account for investments in subsidiaries abroad by subtracting them from effective net worth rather than from net capital base.

Capital Markets

General

The regulatory environment of the capital markets in Chile is comprehensive and sophisticated; it requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

The SVS has issued regulations seeking to modernize the regulatory environment and focusing on conflicts of interest and strengthening limitations on certain investments or concentrations by institutional investors. The Securities Market Act allows the public offering and listing of foreign securities on the Chilean stock exchanges.

In 2000, a major reform of the corporate and securities laws became effective, providing comprehensive regulation of tender offers and corporate governance. This new legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also includes important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, the new legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to a tender offer. The new legislation strictly regulates tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10% to 15% above market price (currently 10%, as set by the SVS). There is also a safe harbor, adopted by 92 listed corporations on or before June 20, 2001 (when the option period expired), that allows for free transfers of control during a 3-year period ending on January 1, 2004.

As of 2001, foreign portfolio investors, including mutual funds and pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

Based on other changes to tax regulations in 2001, foreign investors in Chile no longer needs to obtain a Chilean taxpayer identification number (a Rol Unico Tributario, or RUT), no longer needs to appoint and register a legal representative in Chile, and no longer needs to use accounting practices authorized by the Chilean tax authorities.

In 2001, the Chilean government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35% to 4% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager” and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$1,200, per year); a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

Second Capital Markets Reform

On June 30, 2003, the government sent to Congress the second Capital Markets Reform bill. This bill aims to facilitate the financing of innovative projects developed by creative entrepreneurs, in order to encourage both private undertaking and future growth.

The bill that is currently under discussion in Congress includes the following elements:

•	Incentives for the Development of the Venture Capital Industry. The venture capital industry involves projects with growth potential but no record of accomplishment. With the purpose of motivating the participation of institutional investors in the development of the venture capital industry, a system of guarantees on debt issued by eligible investment funds will be established. To access this benefit, investment fund managers will have to be duly authorized.

•	Granting of tax benefits. Considering that capital gains often materialize during the earlier stages of successful projects, and with the purpose of encouraging investment in such projects, the bill includes a temporary exemption from the capital gains tax. Profits arising from tax-exempt income and distributed by the fund to its shareholders will also be tax exempt. This symmetrical tax structure is intended to encourage investment through investment funds as well as entrepreneurship.

•	Reduction in transaction costs. A new type of corporation will be created, which will serve as a dynamic and flexible instrument of organization for investors, adapting to the needs of the venture capital industry.

•	New pledge regulations. At the same time, a new law for pledges as well as the creation of a register of pledges is proposed. Practice shows that small and medium companies depend heavily on the use of pledges and guarantees to access financing at competitive costs. Therefore, the flexibility afforded by the new law on pledges will provide the market with more and better information, facilitating access to cheaper credit for many companies.

•	Deepening reforms on Corporate Governance. Due to the results of a World Bank Report on the Observance of Standards and Codes (ROSC) on Corporate Governance in Chile, delivered in May 2003, it was considered necessary to adapt the Chilean Law with the purpose of reaching OECD standards. In this field, legal improvements in areas such as disclosure of information to potential investors, voting rights, transactions with related parties, insider trading, and supervision by directors are proposed.

•	Strengthening supervision and control mechanisms, sanctions and coordination among regulators. In light of events related to the so-called Inverlink scandal, a committee was created to study the lessons that could be learned from this episode. The committee proposed a number of initiatives, including: improving operating standards in the securities industry through adequate control of operational risks and high levels of transparency; fostering electronic (as opposed to paper) issuance and transactions of high value instruments; increasing operating standards for financial intermediaries through higher minimum capital requirements; and improving internal controls at stock exchanges. Coordination among supervisors as well as the process of authorization of new licenses for banking, life-insurance and pension funds companies will be improved. Finally, the regulation of credit cards issued by non-financial institutions will be undertaken.

•	Updating legal texts. Several miscellaneous changes are proposed in order to bring legal texts in line with current practice in capital markets.

Stock Exchanges

There are three stock exchanges operating in Chile: the Bolsa de Comercio de Santiago, on average accounting for almost 73% of the total volume of stock transactions in 2002; the Bolsa Electrónica de Chile (the electronic stock exchange) and the Bolsa de Corredores de Valparaíso. Profits from trading of shares of stock on these exchanges represents their main source of revenue. As of December 31, 2003, the Santiago Stock Exchange had 239 companies listed, and total market capitalization was US$85.5 billion.

In 2002, the Antitrust Resolutive Commission (Comisión Resolutiva) decreed that the Bolsa de Comercio de Santiago could not, consistent with Chilean antitrust regulations, continue to charge fees on securities transactions performed by broker/dealers affiliated with other stock exchanges. The SVS has since decreed that all stock exchanges must agree on interconnection protocols.

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization	Annual Trading Volume	IGPA (1)	IPSA (2)
	(in billions of US$)	(in billions of US$)
1998	51.7	4.4	3,594.7	15,410.4
1999	68.5	6.6	5,167.7	1,125.3
2000	60.5	5.9	4,869.0	1,084.4
2001	56.8	4.2	5,397.7	1,183.1
2002	48.1	3.4	5,019.6	1,000.0
2003	85.5	6.5	7,336.7	1,484.8

(1)	On December 31, 1980, the index base equaled 100.
(2)	On December 30, 2002, the index equaled 1,000.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges:

	Consolidated Trading Volume on the Santiago, Electronic and Valparaíso Stock Exchanges (in millions of US$)
	1998		1999		2000		2001		2002
Equity	US$	5,704	US$	8,032	US$	7,436	US$	5,819	US$	4,953
Income securities		7,491		9,100		10,938		21,107		24,871
Commercial paper		25,579		26,904		31,609		30,788		34,467

Total	US$	38,774	US$	44,036	US$	49,983	US$	57,714	US$	64,291
Number of listed companies:
Equities		315		316		296		288		245
Bonds and other debt issuers		41		44		44		65		103

Source:	SVS based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile are the AFPs, insurance companies, mutual funds, investment funds and foreign capital investment funds listed by size of investment portfolio, in descending order.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

	Total Assets of Institutional Investors (in billions of US$)
	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds (1)	Foreign Capital Investment Funds
1998	31.1	11.3	2.2	1.2	0.8
1999	34.5	11.0	3.2	1.3	1.0
2000	35.9	12.2	4.0	1.3	0.6
2001	35.4	12.4	4.9	1.3	0.6
2002	36.4	12.8	6.3	1.2	0.4
2003(2)	39.8	14.7	5.6	1.4	0.5

(1)	Includes international investment funds.
(2)	As of June 30, 2003.
Source:	SVS, SAFP.

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act, as amended, to eliminate many of the problems associated with the former social security system. Under the Private Pensions Funds Act, a privately administered system of individual pension plans replaced the social security system. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

The current pension system is based on individualized accounts with fully funded, vestable and portable benefits. Since its inception, it has averaged real annual returns on the assets under management of 10.3%, nearly twice the growth rate of the GDP. In June 2003, the pension funds had aggregated financial resources equaling approximately US$39.8 billion. Many countries, including Argentina, Colombia, Mexico, El Salvador, Peru, Poland, Kazakhstan and Hungary have implemented similar pension systems and others (in the Americas, Asia and Europe) are studying the implementation of similar systems.

The pension system creates individual savings accounts, where employees are mandated to save 10% of every month’s salary for retirement, which is deductible from their taxable income. These funds are managed by one of several private sector pension fund administrators known as AFPs, who use long-term growth investment strategies. All AFPs are subject to extensive and continuous regulatory review by the SAFP, the main regulator, and the Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the SVS. Finally, the rating commission, composed of the pension, securities and banking superintendents and representatives of the AFP industry, determines whether securities qualify as acceptable for pension fund investment. The Central Bank fixes limits among various types of permitted investments for pension funds, subject to ranges of maximum percentages established by law. As of December 2003, there are seven AFPs in operation, including five that are listed on the Santiago Stock Exchange.

Employees are free to choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In addition, employees are free to introduce additional voluntary savings into the system in what is known as the “Second Account.” In 1984, the last year in which workers could elect not to participate in the new system, approximately 19% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of June 30, 2003, there were 3,377 million private pension fund contributors and 6,884 private pension fund affiliates. As of June 30, 2003, there were 169,790 non-retired individuals contributing to the traditional social security system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. The pension reform bond becomes payable into the individual’s savings account at the time the individual reaches the age of eligibility for retirement, or upon the individual’s death or disability. Currently the government defines these obligations as a “social” expenditure but beginning in 2004, they will be classified as payments of non-financial liabilities.

The following table sets forth the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department):

Expenditures of the Social Security System

(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total
1998	0.83%	4.87%	5.7%
1999	0.99	5.41	6.4
2000	1.03	5.37	6.4
2001	1.14	5.36	6.5
2002	1.06	5.34	6.4

Source: Budget Office.

Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of the reserve fund is to provide a cushion in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SAFP and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years regardless of the level of contributions actually made into the individual’s saving account at an AFP. In case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100% of this obligation up to the amount of the legal minimum pension and for 75% of the pensions above the minimum up to UF 45.00 per month (approximately US$1,270 in December 31, 2003).

In 2002, a multi-fund plan for the AFPs was implemented. The new system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. The multi-fund plan also liberalizes certain investment limits applicable to the pension funds.

In 2002, tax incentives were implemented to encourage voluntary savings in the new pension system. These incentives, considered the “third pillar” of the private pension fund system, allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds, insurance plans authorized by the SVS, and other instruments.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax. The tax rate for these withdrawals is expected to increase as a way of discouraging excessive early use of retirement funds. Another measure, implemented in order to increase investment alternatives, allows authorized capital market operators other than AFPs—such as mutual and investment funds, banks, life insurance companies, and other agents authorized by the SVS—to administer voluntary savings.

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year of operation of the system), pension funds assets totaled US$305 million, while at June 30, 2003 these assets totaled US$39.8 billion.

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles established include market determination of rates and commissions, equal access to foreign insurance companies, minimum capital and solvency criteria and rules for setting up reserve funds. As a general rule, life insurance companies can have liabilities equal to a maximum of 15 times capital and reserves, while non-life insurance companies are limited in the amount of their liabilities to five times their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, whether directly or indirectly, must first obtain authorization from the SVS. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

As of June 30, 2003, there were 23 insurance companies operating in non-life insurance and 32 companies in the life insurance sector. The Chilean insurance market is open to foreign investors, who must operate through a Chilean corporation and must have equity over UF 90,000 (approximately US$2.5 million). As of June 30, 2003, foreign insurance companies controlled more than 56% of the local non-life insurance market and nearly 53% of the local life insurance market.

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. Although the total asset volume of insurance companies has exhibited an overall growth tendency, its increase has not been as large as that of the pension funds during the same period. As of June 30, 2003, the combined value of the portfolios of insurance companies stood at US$14.7 billion.

Mutual Funds

Mutual funds were first created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of the early 1980s.

Currently, there are three types of mutual funds: mutual funds investing in short-term fixed-income securities, mutual funds investing in medium- and long-term fixed-income securities, and mutual funds investing in variable-income securities, including corporate stocks and similar investments. By the end of 2003, 210 mutual funds were chartered in Chile, of which 57 were of the short-term fixed-income type, 56 of the medium- and long-term fixed-income type and 97 of the variable-income type.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, giving the funds greater flexibility in investment policy, and at the same time imposing higher standards of transparency and disclosure. Also in 2001, a general funds manager was introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, a fact that will permit taking advantage of economies of scale in the administration of funds.

Investment Funds

By the end of 2003, a total of 35 investment funds were operating in Chile. As of June 30, 2003, total assets of these funds equaled US$1.4 billion, distributed principally among real estate investment funds, venture capital investment funds, securities investment funds and international investment funds.

Investment funds, like mutual funds, will also be positively affected by the general Funds Manager structure approved as part of the capital markets reform.

Foreign Capital Investment Funds (Fices) and Foreign Investment Venture Capital Funds (Ficers)

Fices are pools of assets funded by investors outside Chilean territory for the purpose of investment in publicly offered securities in Chile, and managed by a Chilean corporation on behalf of and at the risk of the contributors. With respect to the entry of foreign capital into the country, the Fices are principally governed by Decree Law 600. The capital contributed to a Fice may not be removed from the country within five years after its initial entry into Chile. However, profits may be repatriated at any time, subject to a single tax at a flat rate of 10%.

Fices principally invest their resources in corporate shares, which at June 30, 2003 represented 95.0% of their total investments. In June 2003, the 12 existing funds had combined assets amounting to US$0.5 billion.

Another category of fund is the Ficer, which effectively allows investors outside Chile to make venture capital investments within Chile. In 2000, several changes to the laws regulating Fices and Ficers took effect, aimed at deregulating these investment vehicles, thus currently only one Fice is in operation.

As of 2001, Fices and Ficers are exempt from capital gains tax on the sale of highly traded equity and bonds made in authorized stock exchanges in Chile, provided that the holders of shares in the respective funds are non-residents of Chile.

PUBLIC SECTOR FINANCES

General

Chile believes that its economic policy has played an important role in maintaining macroeconomic stability without sacrificing its commitment to reduce poverty and to create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•	high rates of government savings (current revenues less current expenditures), which for the period from 1999 to 2002 averaged 2.9% of GDP;

•	a countercyclical policy based on a “structural surplus rule” of 1% of GDP, which totaled 1% of GDP in 2001 and 0.8% in 2002; and

•	a limited increase of central government debt from 13.8% of GDP in 1999 to 15.9% of GDP in 2002 together with a modest increase of public investment from 5.5% of GDP in 1999 to 5.9% in 2002.

While maintaining macroeconomic stability, the government has remained committed to improvements in social welfare. The largest category of central government expenditure has been social expenditure, which in 2002 accounted for 69.9% of central government budget expenditures, representing 16.0% of GDP. The government actively finances long-term social security, promotion and assistance programs to alleviate social problems. This approach to funding for social expenditures has continued with increases in specific taxes and a 2% increase in the value added tax (Impuesto al Valor Agregado, or VAT) to fund educational reform. In 2003, Congress approved an additional VAT increase of 1% to finance social programs.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Chile’s public sector debt consists of all debt incurred by the central government. Separate accounts are kept for municipalities, non-financial public sector institutions and Banco Estado. Capital gains from privatizations, if any, are included in the capital revenues in the presentation of Chile’s public sector accounts. However, revenues from privatizations are not included in the budget. Public sector accounts do not include the Central Bank’s accounts. The Central Bank runs deficits or surpluses principally due to currency mismatching. The Central Bank reported a surplus in 2002 of US$0.9 billion.

The system of local governments currently consists of 341 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but without authority to levy or collect taxes or to incur its own indebtedness through financing facilities. Municipal budgets are funded by taxes collected on behalf of municipalities by the central government as well as by certain municipal fees. In 1992, the state began to decentralize government expenditures, which created a larger role for municipal governments. Congress is currently discussing a bill that, if approved, will give greater resources to municipalities—by means of higher taxes on real estate and the elimination of certain exemptions on real estate taxes balanced with better regulation of their use, improve the quality of municipal management, and raise municipal employee wages.

Fiscal Statistics and Governmental Transparency

The government is working to enhance transparency of the fiscal accounts and statistics. For this purpose, a set of publications and studies regarding the budget law, public finance, public finance management and programs of modernization of the public management are prepared and published by the Budget Office.

In 2002, Chile applied to the IMF for a Report on the Observance of Standards and Codes (ROSC) on fiscal transparency, in order to compare its accounting rules and fiscal report parameters with a standardized methodology in accordance with the IMF rules.

Based on the results of the ROSC, in order to make fiscal information more readily available to the public general, the government implemented the following measures in 2003:

•	increased to a monthly basis the frequency of governmental finance and accounting reports and the budgetary performance report;

•	issuance of quarterly reports on (i) adjusted balance sheets of central government accounts, (ii) performance of income derived from tax collection, (iii) status of public debt, and (iv) performance of financing sources;

•	assisted by the IMF, issuance of a detailed report on governmental statistics including information regarding assets, liabilities, implicit and contingent indebtedness and tax expenditures of the central government and public companies.

Public debt statistics, prepared in collaboration with the Central Bank, are released semiannually by the Ministry of Finance.

On July 24, 2003, the IMF released the results of the ROSC on governmental transparency in which Chile has achieved a high level of fiscal transparency and has recently made rapid process in closing remaining gaps. The IMF study concludes that Chile’s main achievements include the government’s success in constructing and disseminating a clear view of its objectives and targets. The IMF report points out that Chile’s structural balance rule offers the public and markets important confidence-enhancing information about future macroeconomic responses. The report also notes that quasi-fiscal activity has either been stopped, covered by budget transfers, or made subject to supervision, and that the 2003 reforms of public financial management, civil service remuneration, government procurement, and campaign financing can be expected to contribute substantially to further a modern and transparent professional public administration.

In 2002, the government requested that Congress adopt the Codes of Good Practices on Fiscal Transparency issued by the OECD, which defines practices in the areas of budget reports, financial reports and public management control. Following these recommendations, during 2003 a committee composed of members of both houses of Congress, was created to permanently supervise the government on budgetary compliance.

In connection with fiscal accounting rules, during 2004, the government will start to apply an accrual-based accounting system, as opposed to the cash-based accounting system that has been used in some fiscal accounts. The motivation of the government for this innovation is to move towards international accounting standards. Accrual-based accounting is recommended by the IMF’s Government Finance Statistics Manual 2001, in order to make comparison among countries easier. The application of the new accounting method is another important step in the delivery of transparent public data and is part of a commitment that Chile made to the IMF in June 2002.

Most of the accounts that will be affected by these changes are already being calculated on an accrual basis. However, changes will be observed in some accounts such as the withdrawals from the Copper Stabilization Fund (Fondo de Establización del Precio del Cobre; CSF), which will be considered as financing and no longer treated as revenues or expenditures. Likewise, bond repayments under the former pension system, which are paid to bondholders of the so-called “pension reform bonds” (Bonos de Reconocimiento), will now be classified as payments of non financial liabilities.

Fiscal Policy Framework—Structural Balance Policy Rule

In order to counter the effects of cyclical and random factors, the government uses the concept of a “structural surplus” (or “structural deficit”) in the preparation of budgets. The structural surplus (or deficit) is the amount by which potential public revenues exceed (or fall short of) budgeted public expenditures in a given year. Potential public revenues are determined by reference to what economic activity would be if capital and labor conditions and the price of copper were all at levels estimated in advance by independent economic experts.

In preparing a budget, the government expects to set a target of achieving a structural surplus, currently 1% of GDP. Once potential revenue has been estimated for a given year, public spending will be determined, so that potential revenue will exceed spending by an amount equal to 1% of GDP for that year.

Using the structural balance, the cyclical and random effects of two very important factors, economic activity and the price of copper, can be drastically reduced. The government believes that the use of the structural balance rule allows it to plan for the long-term health of public sector finances by adjusting for cyclical contractions of spending in recessive periods and for cyclical over-expansions in times of temporary or unexpected fiscal surpluses.

The gap between potential and actual GDP and between short-term and long-term copper prices may result in a current surplus or deficit. In order to avoid recurrent divergences between current surplus or deficit and the public sector balance, the government bids each year for further review of GDP and copper price estimates by experts.

Budget Act and Political Initiative

The responsibility for the preparation of the central government budget begins with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President sends a budget bill to Congress no later than three months prior to its effective date (generally, September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the President, it is deemed approved and becomes law as the Budget Act of that year. The 2004 Budget Act was enacted in December 4, 2003.

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive power can propose bills on these matters, subject to approval or disapproval by Congress.

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. In 1999, tax revenues represented 15.6% of GDP; from 2000 through 2002 they have remained constant between 16% and 17% of GDP.

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. Between 1999 and 2002, public expenditures grew in real terms at an average annual rate of 7.7% per year.

The following table sets forth a summary of public sector accounts (calculated on a cash basis and as a percentage of GDP for the periods indicated):

Public Sector Finances (In billions of US$ and % of total GDP)

	1998			1999			2000			2001			2002
Revenues:	US$	17.2	21.6%	US$	15.5	21.3%	US$	16.9	22.6%	US$	15.4	22.6%	US$	14.7	22.1%
Current revenues		16.7	21.1		15.2	20.8		16.6	22.2		15.2	22.2		14.4	21.7
Operational revenues (1)		1.2	1.5		1.3	1.8		1.7	2.3		1.0	1.5		1.0	1.5
Social Security contributions		1.1	1.4		1.0	1.4		1.1	1.4		1.0	1.4		1.0	1.5
Net taxes (2)		12.9	16.3		11.4	15.6		12.3	16.4		11.4	16.8		11.2	16.8
Copper revenues (3)		0.5	0.6		0.5	0.7		0.5	0.7		0.5	0.8		0.5	0.8
Transfers		0.1	0.2		0.1	0.2		0.1	0.2		0.2	0.2		0.1	0.2
Other current revenues		0.9	1.2		0.8	1.1		0.9	1.2		1.0	1.5		0.6	0.9
Capital revenues		0.4	0.5		0.4	0.5		0.3	0.4		0.3	0.4		0.3	0.5
Asset sales		0.1	0.1		0.1	0.1		0.1	0.1		0.0	0.1		0.1	0.1
Lends recovery		0.3	0.4		0.3	0.4		0.2	0.3		0.2	0.3		0.3	0.4

Expenditures:	US$	16.9	21.3%	US$	16.5	22.7%	US$	16.8	22.4%	US$	15.6	22.9%	US$	15.2	22.9%
Current expenditures		13.7	17.3		13.5	18.5		14.0	18.7		13.0	19.1		12.6	19.0
Wages and salaries		3.2	4.1		3.2	4.4		3.3	4.4		3.0	4.4		2.9	4.4
Transfers to social security		4.7	5.9		4.8	6.6		5.0	6.6		4.6	6.7		4.4	6.7
Transfer payments		3.8	4.8		4.0	5.5		4.1	5.5		3.9	5.8		3.9	5.9
Interest on public debt		0.5	0.6		0.2	0.3		0.3	0.4		0.3	0.5		0.2	0.3
Goods and services		1.4	1.7		1.1	1.6		1.2	1.6		1.1	1.5		1.0	1.6
Others		0.1	0.2		0.1	0.2		0.1	0.2		0.1	0.2		0.1	0.2
Capital Expenditures		3.1	4.0		3.0	4.1		2.8	3.7		2.6	3.8		2.6	3.9
Real Investment		2.3	2.9		2.0	2.8		1.7	2.2		1.5	2.3		1.5	2.3
Financial Investment		0.4	0.5		0.4	0.5		0.4	0.5		0.3	0.4		0.3	0.4
Capital transfers		0.4	0.5		0.7	0.8		0.8	1.0		0.8	1.1		0.8	1.2
Central government balance		0.3	0.4%		(1.0)	(1.4)%		0.1	0.1%		(0.2)	(0.3)%		(0.5)	(0.8)%
Structural balance (4)		0.4	0.7		(0.5)	(0.7)		0.1	0.1		0.7	1.0		0.5	(0.8)
Non-financial public institutions		(0.8)	(1.0)		(0.1)	(0.1)		(0.5)	(0.7)		(0.3)	(0.4)		(0.5)	(0.8)

Consolidated non-financial public sector surplus/(deficit)		(0.5)	(0.6)		(1.1)	(1.5)		(0.4)	(0.6)		(0.4)	(0.6)		(1.1)	(1.6)

Current surplus	US$	3.0	3.8%	US$	1.7	2.3%	US$	2.6	3.5%	US$	2.1	3.1%	US$	1.7	2.6%

(1)	Includes capital gains for privatization of state owned enterprises.
(2)	Taxes collected net of refunds.
(3)	Excludes transfers from Codelco under Law No. 13,196 and transfers by the Treasury General of the Republic to the Copper Stabilization Fund.
(4)	Reflects the amount revenues and fiscal spending would reach if the GDP were at its potential level and the price of copper were at the medium-term price; therefore, it excludes the effects of economic activity and the price of copper.
Source:	Budget Office.

Government Revenue

Taxation

Chile’s tax structure includes indirect and direct taxes. Indirect taxes represent the largest source of income and include the value-added tax (VAT), specific consumption taxes and custom duties. Direct taxes include the business income tax and personal income tax.

VAT is assessed at a rate of 19% on the sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and personal services. The structure of the general VAT rate is designed to prevent double taxation by allowing businesses to deduct VAT already paid on inputs. In other words, VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes for fuel, tobacco and beverages.

Custom duties consist of an ad valorem tax on imports. On January 1, 2003, the process of reduction in custom duty rates ended when the rate was reduced from 7% to a final 6% rate.

Business income is annually taxed under the so-called first category tax at a rate of 17%. Taxable income corresponds to income as shown in the financial statements, adjusted upwards or downward to abide by the Chilean income tax law provisions (first category tax used to be 15% but has increased up to the current rate of 17% due to changes in the income tax law enacted in year 2001). The first category tax paid by the business entity may be credited against the tax assessed on dividends or profit distributions to equity holders, owners in the case of individual business entities, or holding entity main office in the case of local branches of foreign companies.

Domiciled individuals are subject to a personal progressive tax on gross income with a rate up to 40%. (Although, technically speaking, the progressive tax on wages and salaries is different from the progressive personal tax on other source income, the effective tax burden is similar regardless the source of income.)

Non-domiciled and non-resident individuals and entities are subject to the so-called additional tax, a withholding tax that applies to income of Chilean source and to certain specific payments defined in the law. This tax is assessed at a general rate of 35%. However, certain payments are subject to lower rates or are exempt from taxation. The local taxpayer who pays these amounts is usually liable for withholding and paying the tax to the Chilean Treasury.

It is up to the distributing company to withhold the tax due but rules may differ depending on the way the company is organized.

Foreign investors that engage in investment projects under the provisions of the foreign investment law may choose to be taxed for a time period of ten years (for investment projects exceeding US$50 million this period is extended to twenty years) at an overall tax rate of 42% that remains invariable regardless of changes in Chilean income tax law.

Generally, interest income paid to individuals or legal entities non-domiciled in Chile is subject to additional tax at a rate of 35%. There is, however, a reduced rate of 4% applicable to interest paid to non-domiciled creditors of specific types of financing, including Government securities, among others.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

	1998	1999	2000	2001	2002
Value-added taxes	52.3%	53.0%	50.7%	48.8%	48.4%
Other taxes on goods and services	10.7	12.5	12.5	12.6	13.7
Income taxes	23.8	24.1	25.5	27.4	27.7
Foreign trade taxes	10.9	11.1	9.3	8.0	5.7
Other taxes	2.3	(0.7)	2.0	3.2	4.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:	SII.

New Tax Measures

In December 2002, a new regulation was enacted to generate greater tax certainty, to reduce taxes that deter investment, to reduce financial costs, to simplify processes, and to reduce tax costs for exports of services. This new regulation, includes exemptions for foreign corporations that use Chile as a platform for investment in other countries.

The Chilean government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion. The following table shows the status as of the present date of these agreements:

Status of the Agreement	Other Participants
Effective, and Published in the Official Gazette	Argentina, Canada, México, Spain, Brazil, Peru, South Korea, Ecuador, Norway, Poland.
Subscribed	Denmark, Croatia, United Kingdom.
Negotiation concluded	Germany, Malaysia.
In negotiation	Cuba, Czech Republic, Finland, France, Italy, Holland, New Zealand, Paraguay, Sweden, Switzerland, United States, Venezuela, Vietnam, and Hungary.

Government owned Companies

The following table sets forth the government’s share ownership for the principal state-owned enterprises as of December 31, 2003:

Public Sector Enterprises

	Percentage of State Ownership at December 31, 2002	Total Assets Value at December 31, 2002 (in millions of US$)		Total Assets as a Percentage of GDP at December 31, 2002
Main Public Sector Enterprises:
Banco Estado (financial)	100.0%	US$	9,283	14.5%
Codelco (copper)	100.0		6,733	10.5
Enap (oil and gas)	100.0		1,911	3.0
Enami (mining)	100.0		781	1.2
Metro S.A. (Santiago’s subway)	100.0		1,276	2.0
Other Significant Public Sector Enterprises by Sector:
Ports (1)	100.0		807	1.3
Water Supply (2)	100.0		691	1.1
Services (3)	73.0		80	1.0
Energy (4)	99.8		8	0.0

(1)	Comprised of ten companies, which are 100% state-owned, and which were created from the division of Emporchi, the state-owned ports company. As of September 2003, the government had granted total or partial concessions over five ports: Valparaíso, San Antonio, San Vicente-Talcahuano, Antofagasta and Iquique, (a sixth port charter, Arica, is in the bidding process).
(2)	Comprised of eight companies, which are wholly owned by Corfo.
(3)	Comprised of seven companies, of which three are 100% state-owned, one is 99.6% state-owned, one is 99.9% state-owned, one is 90.8% and one is 52.0% state-owned. Among these companies are Empresa de Correos de Chile (postal) and Empresa de Ferrocarriles (railroad).
(4)	Comprised of one company, which is 99.8% state-owned.

Source: Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state. Due to this fact, Banco Estado occasionally engages in activities at the request of the central government and assists the government in fulfilling its economic and social development objectives, including the promotion of savings in the medium- and low-income population. Banco Estado is regulated in the same manner as any Chilean private-sector bank. It has 310 branches. As of December 31, 2002, Banco Estado had over 11.5 million savings accounts.

Up to 100% of Banco Estado’s annual net earnings may be transferred to the General Treasury of the Republic (Tesorería General de la República—the Chilean Treasury) thus retained profits may be capitalized. In 2000 and 2001, Banco Estado remitted approximately 78% and 80%, respectively, of its annual net revenue to the Chilean Treasury, amounting to US$120.1 million and US$100 million, respectively.

Codelco

Codelco is a wholly state-owned mining company. Codelco’s mission is to fully develop its mining and related business areas in a responsible and flexible manner, in order to maximize its long-term economic value and its contributions to the Chilean budget. During 2002, Codelco’s profit transfers to the government reached US$326 million. As part of its strategy to increase production and revenues, Codelco has entered into joint ventures with third parties. In 1996, Codelco entered into a US$1.0 billion joint venture with Cyprus Amax Minerals Company (in which Codelco holds a 49% interest and Cyprus Amax Minerals Company a 51% interest) to develop the El Abra mine, the world’s largest SX-EW facility (an efficient alternative to the conventional concentrator/smelter/refinery process) in northern Chile.

Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40% above and beyond the usual 16.5% (first category) corporate income tax. This 40% tax constitutes a reduction of the net income of Codelco. Income tax payments and profit distribution by Codelco to the Chilean Treasury (excluding transfers by the Chilean Treasury to the CSF) for the fiscal years ended December 31, 1999, 2000, 2001 and 2002 were US$269 million, US$702 million, US$370 million and US$326 million, respectively.

In addition, the Reserved Copper Act sets forth the government’s obligation to contribute to the armed forces, for institutional development objectives only (e.g. renewal of war material and equipment), an amount equal to 10% of the total gross income procured by Codelco from the export sales of copper and its byproducts. Such funds are directly transferred by Codelco to the Chilean Treasury and then segregated in a special extra-budgetary treasury account; thus it acts as a 10% tax on Codelco’s copper sales. Transfers under the Reserved Copper Act were US$231 million (equal to 0.3% of GDP), US$296 million (equal to 0.4% of GDP) and US$257 million (equal to 0.4% of GDP) and US$223 million (equal to 0.3% of GDP) in 1999, 2000, 2001 and 2002 respectively.

When profit distributions or income tax payments from Codelco decline due to a fall in the price of copper, transfers from the Copper Stabilization Fund to the current revenue of the government partially offset these declines.

Codelco is the largest enterprise in Chile and has a large number of employees. Since 1997, no major strikes happened except for an 11-day stoppage in the Andina mine in December 2003.

Enap

Enap is a holding company wholly owned by the government devoted to the exploration, development and production of crude oil wells both in Chile and abroad. Enap also engages in the refining of crude oil to be sold to private distributors. Enap was incorporated in 1950 and after a long development process, it diversified its corporate activities and objectives from the production of crude oil wells in Chile to the refining and export of oil products, to the exploration and development of oil wells in several countries around the world.

In 2002, Enap’s total sales amounted to 11.25 million cubic meters of crude oil and its derivatives, supplying 87% of the total national fuel demand. Approximately 1.5 million cubic meters of crude oil and derivatives was exported to the U.S., Peru and other regional countries. Income tax payments and profit distribution by Enap to the Chilean Treasury (excluding transfers by the Chilean Treasury to the Oil Price Stabilization Fund (Fondo de Establización del Precio del Petróleo – OPSF) for the fiscal years ended December 31, 1999, 2000, 2001 and 2002 were US$52 million, US$69 million, US$57 million and US$73 million, respectively.

Metro

Metro is a wholly government-owned company devoted to the development, construction and operation of an urban rail network, which covers the city of Santiago and includes stations and maintenance workshops and which is mainly underground. In 2002, the railway network was composed of three interconnected lines totaling approximately 40.5 kilometers long and 52 stations servicing approximately 200 million passengers year-long and counting 69 tractor-locomotives and 422 wagons and cabins. The company has embraced a dynamic expansion plan, which is incorporated in the Plan

Transantiago. According to the expansion plan, it is expected that by the end of 2005, the railway network will be composed of five interconnected lines totaling approximately 78 kilometers long and 92 stations (of which 10 will be multi-modal).

In 2002, Metro’s total income amounted to approximately Ps. 58.0 billion derived mainly from ticket sales, lease of advertising and commercial space, lease and sale of real estate, vending machines and provision of telecommunication services. Total current and long-term liabilities totaled Ps. 26,301,562 and Ps. 451,846,840, respectively. In 2003, Metro incurred new liabilities in the total aggregate amount of UF 4 million through contracting for further financing facilities. Due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Enami

Enami is a wholly government-owned company devoted to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•	Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•	Ore Processing. Enami transforms sulfide and oxide ores with law copper grades into smelting products, concentrates and precipitates; and

•	Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the dependent-mining sector’s production, under the same terms as those offered to large-scale producers in Chile. In 2003, the government sent to congress a bill authorizing the transfer of Ventana smelting facility.

Enami’s total liabilities in 2002 amounted to US$725 million. Due to large debt service and increasing operating costs and low income levels owing to the nature of the company’s social objects, in the last five years, Enami has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Stabilization Funds

The government has created two stabilization funds: the CSF and the OPSF.

The government uses the CSF to maintain a smooth flow of revenues from Codelco in spite of fluctuations in copper prices.

The CSF works as follows:

•	The Budget Office of the Ministry of Finance, with the authorization of the Minister of Finance, sets a “reference price”, which is defined as a long-run price and takes into account market information, using the same commission of experts that sets the long-term price for the structural balance rule. For 2004, this price has been set at US$0.88 per pound.

•	At end of each quarter, the reference price is compared with the market price obtained by Codelco. The FOB price taken by Codelco is an average reflecting the basket of products exported by Codelco. The difference between the reference price and the FOB price must be adjusted as set forth below:

Calculation of the CSF (marginal)

Difference between Codelco price and reference price	Factor of discount
Between 0 and 4 ¢	0%
Between 5 and 10 ¢	50%
10 or more ¢	100%
Between 0 and -4 ¢	0%
Between -5 and -10 ¢	50%
-10 or less ¢	100%

The price difference is multiplied by the total of physical copper exports by Codelco, net of any foreign purchases that it may have carried out to satisfy contractual commitments.

If the copper price exceeds the reference price, the Chilean Treasury will deposit the calculated amount in the Central Bank. In case of a negative difference, the Chilean Treasury may withdraw the corresponding quantity in the following quarter. As of December 31, 2003, the balance of the CSF amounted to US$73 million.

The following table provides the U.S. dollar amounts contributed to, withdrawn from the fund for the periods indicated at the year-end:

	Copper Stabilization Fund (in millions of US$)
	Deposits		Uses		Balance
1998	US$	4	US$	274	US$	1,531
1999		63		516		1,078
2000		0		405		673
2001		250		302		621
2002		139		483		277
2003		0		204		73

Source: Budget	Office.

The OPSF was created in 1991 to stabilize domestic prices of oil products and derivatives, which could be adversely affected by fluctuations of external oil prices in the world market. To the extent that international prices for these refined products fall below the selling reference prices (which are computed by the National Energy Commission), a tax is charged and the fund accumulates a surplus. To the extent that import prices exceed the selling reference price, a subsidy is paid with funds withdrawn from the OPSF. This is reflected in the establishment of a price band where the parity price is calculated as an average of the international oil price on a weekly basis. The upper and lower limits of the band are established by law, and the band is limited to a 25% difference from the parity price.

In 2000, the OPSF Act was amended in order to achieve macroeconomic symmetry between taxes and subsidies (the tax and subsidy rate are now the same, 100% over the price spread) to calculate the reference price on a weekly basis, to avoid sharp price movements and to increase transparency in the price calculation.

On December 31, 2001 and 2002, the balance of the OPSF amounted to US$22 million and US$32 million, respectively. As of December 31, 2003, the balance totaled US$5.6 million.

Government Expenditures

The largest category of the government’s expenditure is social programs, particularly social security, health and education. In 2002, social programs accounted for 70% of total government expenditures. During the period from 1999 to 2002, social expenditures grew in real terms at an average annual rate of 5.2%.

Interest on public debt amounted to 1.3% of expenditures in 2002, representing 0.3% of GDP.

The following table sets forth central government expenditures by purpose for the period 1998-2002:

	Central Government Expenditures (in billions of Pesos of 2002)
	1998	1999	2000	2001	2002
National administration (1)	Ps. 1,552	Ps. 1,639	Ps. 1,645	Ps. 1,723	Ps. 1,823
Social programs
Health	1,045	1,077	1,167	1,263	1,326
Housing	402	396	377	392	410
Social security	2,380	2,629	2,759	2,901	2,917
Education	1,444	1,544	1,677	1,819	1,959
Subsidies	244	250	262	263	272
Other social programs	324	399	436	452	446

Total	5,839	6,294	6,679	7,090	7,330
Economic programs (2)	1,200	1,207	1,099	1,135	1,205
Interest payments of Public debt	266	133	191	208	135

Total central government expenditures	Ps. 8,857	Ps. 9,273	Ps. 9,615	Ps.10,155	Ps. 10,493

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Budget Office.

In 2003, the government reduced expenditures by nearly US$300 million as a reaction to lower revenues due to a fall in capital gains tax collection, a reduction in Codelco’s copper sales and the entry into effect of the free trade agreement with the EU.

During the first half of 2003, the central government had a deficit amounting to approximately US$216 million, which is equivalent to 0.3% of annual GDP. Public expenditures did not grow as compared to the first six months of 2002 and public expenditures with macroeconomic impact decreased 2.2% in the same term. Revenues of the central government increased by 2.9% in the first six months of 2003. The average price of copper during 2003 was US$0.75 per pound. As of June 30, 2003, actual government revenues were approximately 47% over projected revenues in the 2003 budget, counterbalanced by governmental expenditures approximately 47% over projected expenditures.

The government believes that public finances will continue to play a counter cyclical role in the short term and guarantee stability and growth in the medium term.

Public Contingent Liabilities

Contingent liabilities may materialize depending on the course of events and from a variety of sources as described below:

•	Litigation: As explained below, the central government and other state-owned agencies face private lawsuits. If the courts rule against the government, distributions to private institutions will have to take place. In 2003, the state paid approximately US$7.2 million in this regard;

•	Infrastructure Concessions Program Guarantees: the contracts between the State and the private concessionary establish minimum revenues to the operator that are guaranteed by the Ministry of Transportation and Public Works. If the effective revenues are less than this minimum, the State has to cover the difference. In 2003, the state paid approximately Ps.2 billion in this regard;

•	Banks Time-Deposits Guarantee: time deposits have a 90% (with a UF 120.0 cap per individual) government guarantee. In the case of demand deposits, the Central Bank provides an unlimited 100% guarantee on the deposit;

•	Minimum Pension Guarantee: the Chilean pension system establishes that if a pensioner who has contributed to the pension system for at least 20 years cannot raise enough resources to procure a minimum pension amount, the government will cover the difference. In 2002, the government’s expenditures under this guarantee equaled 0.08% of GDP;

•	Pension Reform Bonds: The pension reform bonds which value reached its peak in the year 1997 equaling 20.9% of GDP though in June 2003, it equaled 16.9% of GDP and it is expected to progressively decrease until it equals less than 1% of GDP by 2020; and

•	Other Public Contingent liabilities: There are a few exceptional cases of state-owned enterprises’ debt or liabilities incurred by other public agencies (i.e. armed forces upon their war material renewal programs) that have an explicit guarantee from the government. In June 2003, the total value of these guarantees equaled 1.3% of GDP. In 2002, the government authorized the guarantee of indebtedness incurred by public sector companies up to a total amount of US$1.5 billion. In 2003, the central government and other public organizations and departments were authorized to enter into derivatives agreements up to an aggregate notional amount amounting to US$2 billion until December 2004, in order to fulfill financial hedging strategies and subject to strict procedures and requisites.

Government Litigation

Chile and many governmental agencies are currently and in the future may be subject to lawsuits before various courts. Although Chile is actively defending actual current disputes, through the Chilean Office of the Attorney General (Consejo de Defensa del Estado), other specialized agencies and/or private domestic and international law firms, no assurances can be given regarding their outcome. The most relevant litigation as a function of claimed amounts is:

•

On April 20, 1998, Mr. Víctor Pey Casado and the Fundación Presidente Allende initiated proceedings against Chile before the International Centre for Settlement of Investment Disputes (ICSID) seeking damages amounting to approximately US$500 million, on grounds of the confiscation of the El Clarín newspaper after a military junta assumed power in 1973. Chile has stated that the ICSID has no jurisdiction over the case. Proceedings are currently pending. A similar claim has been brought against Chile before the Court of Concepción, Chile, by Sociedad Periodística Chile S.A. in connection with the confiscation of El Color newspaper, seeking damages amounting to approximately Ps. 135.0 billion (approximately US$225 million).

•	On March 12, 2002, Compañía de Telecomunicaciones de Chile S.A. (CTC) filed a lawsuit against Chile seeking damages totaling approximately Ps. 180.0 billion (approximately US$300 million). The lawsuit involves the issuance of Supreme Decree No. 187 by the Ministry of Transport and Telecommunications on August 21, 1999, which approved a new set of tariffs applicable to certain telecommunication services provided by CTC for the period 1999-2004. CTC alleges that the government made a number of arbitrary determinations and erroneous calculations in issuing that Supreme Decree that resulted and can be expected to result in tangible losses to CTC, for which it is seeking compensation. Chile firmly rejects these allegations and expects to prevail in the lawsuit.

•	In 2002, the landlord of a property formerly used as a dumpsite named Lepanto, which was allegedly operating in violation of applicable environmental requirements (i.e. protections for percolated fluids, etc.), requested indemnification from Chile on grounds of severe environmental damage. No specific damages amount has been available in connection with the claim.

•	On August 6, 2001, a Malaysian real estate investment company, MTD Equity Sd. Bhd., sued the Chilean state before the ICSID alleging violation of a Decree Law 600 Agreement. According to the plaintiff, Chile did not alert the foreign investors of certain zoning limitations that prevented the investment from being accomplished. Chile defends on grounds of plaintiff’s recklessness and negligence at the time of analyzing applicable and effective Chilean regulation before proceeding with investment project. The trial court has notified the parties that no further actions are missing so that a final award will be issued. The claim has been assessed at approximately US$30 million.

2004 Budget

On November 13, 2003, Congress passed the 2004 Budget Act for government and public sector agencies.

The 2004 budget contemplates fiscal revenues equivalent to approximately US$18.2 billion and expenditures of US$18.9 billion. The total growth in expenditures with macroeconomic effect as contemplated in the 2004 budget reaches 4.9% as compared to the government’s latest estimate of its actual expenditures in 2003.

2004 budget parameters used to calculate the structural surplus—in particular, potential GDP growth and medium term copper prices—were determined by two commissions of independent experts and reported to the Ministry of Finance. In August 2003, potential GDP growth was set forth at 3.9% for the period 2004-2008, and the average price of copper estimated in US$0.88 per pound for the period 2004-2013. For 2004, the budget was prepared assuming a gap of 4.9% over the estimated long-term growth path.

Projections in the 2004 budget include an effective GDP growth of 4.4%, a price of copper of US$0.83 per pound and a central government deficit of 0.6% of GDP. However changes in accounting methods to follow IMF recommendations (See “—The New Framework of Fiscal Statistics”) will have a positive effect in budget, taking the effective deficit for next year from 0.6% to 0.1% under the new system.

The use of funds in 2004 will be mainly focused, on the one hand, on social issues toward the reduction of extreme poverty and, on the other hand, on the implementation of health, justice and educational reforms.

In this regard, the government has embraced two main programs: the so-called “Chile Solidario” program, designed to provide incentives to those living below the poverty line to participate in the existing social safety network; and the “Chile Barrio” program, which provides resources for neighborhood improvement and home construction.

The following table sets forth estimated central government expenditures for 2003 and 2004:

Central Government (in billions of Pesos)
	2003 Revised Budget Law	2004 Budget Law (1)	Percentage Growth
Current Expenditures	Ps. 9,509	Ps. 9,803	3.1%
Capital Expenditures	2,020	2,025	0.3%

Total Expenditures	11,529	11,828	2.6%

Social Expenditures	7,781	8,180	5.1%
Other Expenditures	3,747	3,648	(2.6)%

Total Expenditures	11,529	11,828	2.6%

Expenditures With Macroeconomic Impact (2)	Ps. 10,305	Ps. 10,811	4.9%

(1)	Calculated using constant Pesos of 2003.
(2)	Excludes interest payments, payments on past-service pension reform bonds and the purchases of financial assets.
Source:	Budget Office.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt amounted to US$2.8 billion in 1999, US$2.6 billion in 2000, US$3.0 billion in 2001, US$3.7 billion in 2002 and US$4.7 billion as of June 30, 2003. The ratio of public sector external debt to GDP reached 4.0% in 1999, 3.7% in 2000, 4.6% in 2001, 5.8% in 2002 and 6.9% as of June 30, 2003. Chile is current on all IMF obligations.

The following table sets forth information regarding public sector external debt:

Public Sector External Debt, By Creditor (1)

(in millions of US$)

	As of December 31,
	2001	2002	As of June 30, 2003
IDB	710	541	523
IBRD (World Bank)	586	529	539
Bonds	1,150	2,162	3,193
Eximbank Japan	102	82	67
IDA (World Bank)	92	69	64
Others	368	355	336

Total	3,008	3,737	4,720

(1)	The Government began publishing this information beginning in the year 2001.

Source:    Budget Office.

The following table sets forth public sector external debt, by currency as of the date indicated:

Public Sector External Debt, by Currency

(in millions of US$)

As of June 30, 2003
United States Dollar	3,659
Euro	427
Currency Units IBRD	317
Currency Units IBD	209
Japanese Yen	94
Other	15

Total	4,720

Source:    Budget Office.

The following table sets forth amortization of gross public sector external debt:

Amortization of Gross Total Consolidated Public Sector External Debt (1)

(in millions of US$)

	Outstanding as of December 31, 2002	2003	2004	2005	2006	2007	2008	2009 to Final Maturity
Public Sector:
Multilateral organizations	1,120.2	118.6	136.0	115.9	119.7	97.5	90.9	441.6
Bilateral creditors	308.7	37.5	30.5	20.9	22.4	15.2	15.9	166.3
Commercial banks	227.1	68.1	67.6	88.1	2.1	1.2	0.0	0.0
Bonds	2,098.0	0.0	0.0	314.0	0.0	600.0	0.0	1,184.0
Treasury bills	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other creditors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	3,754.0	224.2	234.1	538.9	144.2	713.9	106.8	1,791.9
Central Bank
Multilateral organizations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bilateral creditors	1.4	0.3	0.3	0.3	0.3	0.2	0.0	0.0
Commercial banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other creditors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	1.4	0.3	0.3	0.3	0.3	0.2	0.0	0.0
Banco Estado
Multilateral organizations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bilateral creditors	1.1	0.7	0.4	0.0	0.0	0.0	0.0	0.0
Commercial banks	48.7	1.7	47.0	0.0	0.0	0.0	0.0	0.0
Other creditors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	49.8	2.4	47.4	0.0	0.0	0.0	0.0	0.0
Non-financial public enterprises
Multilateral organizations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bilateral creditors	25	25	0.0	0.0	0.0	0.0	0.0	0.0
Commercial banks	1,652.3	475.0	327.7	412.8	372.0	37.6	8.6	18.6
Bonds	1,014.0	0.0	0.0	0.0	0.0	0.0	0.0	1,014.0
Other creditors	43.9	2.9	2.9	2.9	2.9	2.9	2.9	26.5

Total	2,735.2	502.9	330.6	415.7	374.9	40.5	11.5	1,059.1

Total Gross Public Sector
External Debt	6,540.4	729.8	612.4	954.9	519.4	754.6	118.3	2,851.0

(1)	Includes medium- and long-term external debt.

Source:    Central Bank.

Private Sector External Debt Guaranteed by the Central Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the central government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government have fallen steadily between 1999 and June 2003, as shown in the following table:

Private Sector Medium- and Long-Term External Debt

Guaranteed by the Central Government

(In millions of US$)

As of December 31,
1998	US$	107
1999		115
2000		92
2001		72
2002		55
As of June 30, 2003		43

Source: Central Bank.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt for the periods indicated:

Total Consolidated Public and Private Sector External Debt

(in millions of US$)

	As of December 31,										As of June 30, 2003(2)
	1998		1999		2000		2001		2002
Medium- and long-term debt
Public sector (1)	US$	4,781	US$	5,241	US$	4,990	US$	5,346	US$	6,540	US$	7,790
Private sector		22,680		25,200		26,015		27,902		28,593		28,042

Total medium- and long-term debt		27,461		30,441		31,005		33,248		35,113		35,832
Short-term debt
Public sector (1)		1,011		748		1,029		778		938		1,172
Private sector		4,119		3,469		5,143		4,512		4,885		5,432

Total short-term debt		5,522		4,317		6,172		5,290		5,823		6,604

Total short-, medium and long-term debt	US$	32,591	US$	34,758	US$	37,177	US$	38,538	US$	40,956	US$	42,436

Use of IMF credit		0		0		0		0		0
Total public (1) and private external debt, less reserves (in billions of U.S. dollars)	US$	16.3	US$	19.8	US$	22.1	US$	24.1	US$	25.6	US$	25.7

Total public (1) and private external debt/GDP		41.1%		47.6%		49.7%		56.5%		61.7%		N/A

Total public (1) and private external debt/exports		200%		203%		194%		209%		223%		N/A

(1)	Includes central government, Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Preliminary.

Source: Central Bank.

Central Government External Bonds

Chile’s external indebtedness incurred through bond issuances as of December 31, 2003 was comprised of the following: US$500,000,000 of 6.875% Bonds due April 28, 2009, US$750,000,000 of 7.125% Bonds due January 11, 2012, US$600,000,000 of 5.625% Bonds due April 23, 2007, € 300,000,000 of 5.125% Bonds due April 25, 2005 and US$1,000,000,000 of 5.5% Bonds due January 15, 2013.

Central Government Internal Bonds

From October to December 2003, in the domestic qualified investor market (SOMA) organized by the Central Bank, the Chilean Treasury issued long-term debt securities (local treasury bonds – BTU) for a total amount of approximately US$366 million as of December 31, 2003, at a 4.50% semi-annual interest rate and an average yield of 5.03%.

Although this issuance is part of the financing plan of the government, a key reason for this new debt program is the need to further develop the domestic financial market in view of its integration with the international markets. Therefore, in 2004 the government will continue to develop placement strategies for new securities issuances.

The foregoing is the first debt issuance by the Chilean Treasury in more than 15 years and is the first time that a Chilean sovereign bond contains internationally accepted collective action clauses.

In the course of 2003 domestic debt placements, the Central Bank acted as a fiscal agent to the Chilean Treasury within the limits of its specific legal powers.

The BTUs issued during 2003 under the new Chilean Treasury debt program have been issued in bullet form, payable at maturity on October 15, 2023. Bonds are payable in Chilean pesos and denominated in UF. This is the first time that Chile has used a long-form collective action clause applicable to both amendment of terms and conditions as well as to the acceleration of payment in case of default. BTU’s are not subject to redemption prior to maturity and are unsecured.

Credit Rating

In February 2003, the credit rating agency Fitch downgraded Chile’s local currency credit to A+ from AA-, while maintaining the foreign currency credit rating at A-.

However, in January 2004, the credit rating agency Standard and Poor’s upgraded Chile’s foreign currency credit rating from A- to A.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from the banks. Chile agreed to further multi-year debt rescheduling with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal and interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980’s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid 1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Beginning in 1995, Chile began the process of prepaying its public sector debt rescheduled in the 1980s and new debt borrowed at that time together with debt incurred under IMF and World Bank programs.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

Total Consolidated Public Sector Internal and External Debt

The following tables set forth the total public sector domestic and external debt for the periods indicated:

Debt and Assets of Public Enterprises Consolidated

(in millions of pesos of each year)

	As of December 31,					As of June 30, 2003
	1998	1999	2000	2001	2002
Total Financial Debt	1,895,462	1,978,695	2,015,481	2,318,610	3,006,923	3,141,345
Financial Debt, excluding central government	1,556,796	1,588,595	1,793,074	2,148,299	2,793,695	2,897,426
Short term (1)	549,565	396,886	526,757	579,471	660,217	874,992
Long Term (2)	1,007,231	1,191,709	1,266,317	1,568,828	2,133,479	2,022,435
Financial Debt with central government (3)	338,666	390,101	222,407	170,310	213,228	243,919
Financial Assets (4)	182,774	214,942	169,498	173,749	251,325	222,352
Net Financial Debt	1,712,689	1,763,753	1,845,983	2,144,860	2,755,598	2,918,993
Excluding central government	1,374,023	1,373,652	1,623,576	1,974,550	2,542,371	2,675,074

(1)	Includes short term obligations with banks and financial institutions and current maturities of the long term obligations, obligations with the public (bonds) and current maturities of long term providers credit.
(2)	Includes long term obligations with banks and financial institutions, obligations with the public (bonds) and long term providers credit.
(3)	Excludes tax on income and deferred taxes.
(4)	Includes cash, term deposits, net negotiable securities, financial investments in pacts.

Source: Budget Office.

Net Consolidated Debt of the Central Bank and Central Government as a % of GDP (1)

	1998	1999	2000	2001	2002	As of June 30, 2003
Net Consolidated Debt (1)	5.6%	6.4%	7.7%	7.1%	6.1%	6.7%

(1)	Preliminary.

Source: Central Bank, Budget Office, Comptroller General.

Central Bank Debt

(in millions of pesos of each year)

	As of December 31,					As of June 30, 2003(4)
	1998	1999	2000	2001	2002
Liabilities	13,319,461	13,175,759	14,394,878	15,001,791	14,733,147	14,454,677
Central Bank Notes and Bonds (1)	10,467,078	11,245,831	12,624,582	13,508,162	13,844,288	14,075,323
Fiscal Deposits	2,048,914	1,465,105	1,292,949	1,064,006	456,834	142,729
Others (2)	803,469	464,822	477,347	429,623	432,025	236,625
Assets without subordinated debt	11,416,975	11,725,527	12,922,639	14,762,264	15,862,482	15,308,493
Net International Reserves	16,292	14,946	15,110	14,400	15,351	15,490
Treasury Bills	3,332,356	3,555,967	3,970,658	4,439,109	4,500,821	4,219,930
Others (3)	365,912	282,399	298,651	873,945	425,806	288,364

Total Net Debt without subordinated debt (1)(2)	1,902,487	1,450,232	1,472,239	239,526	(1,129,335)	(853,816)

(1)	Includes various notes and bonds of the Central Bank such as the PDBC, PRBC, BCP, BCU, BCD and others.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.
(4)	Preliminary.

Source: Central Bank.

Public Sector Total Debt

(in millions of pesos of each year)

	As of December 31,					As of June 30, 2003(4)
	1998	1999	2000	2001	2002
Debt in Pesos	544,887	514,414	513,553	478,525	458,243	434,228
Treasury Bills with the Central Bank	470,676	438,960	412,473	375,912	335,065	312,647
Others (1)	74,211	75,454	101,080	102,614	123,178	121,580
Assets in Pesos	2,493,061	2,806,825	2,822,108	2,888,012	3,030,927	3,135,357
Assets in Pesos, without public enterprises (2)	2,154,395	2,416,725	2,599,701	2,717,702	2,817,700	2,891,438
Central Bank Deposits	114,471	76,017	199,275	278,392	129,422	1,714
Financial debt of public enterprises with the Central government	338,666	390,101	222,407	170,310	213,228	243,919
Net debt in Pesos (1)	(1,948,174)	(2,292,411)	(2,308,555)	(2,409,487)	(2,572,684)	(2,701,129)
Debt in U.S. dollars	8,501	8,702	8,794	9,200	9,585	10,324
Treasury Bills with the Central Bank	6,040	5,907	6,213	6,192	5,848	5,604
External Debt	2,461	2,795	2,580	3,008	3,737	4,720
Assets in U.S. dollars, Central Bank Deposits (3)	4,083	2,632	1,910	1,197	460	625
Net debt in U.S. dollars	4,418	6,070	6,884	8,002	9,125	9,699
Total Financial Debt	4,572,509	5,106,574	5,549,436	6,515,329	7,286,297	7,632,556

Total Financial Assets	4,427,504	4,195,914	3,915,782	3,673,626	3,358,339	3,571,300

Total Net Financial Debt	145,005	910,660	1,633,654	2,841,703	3,927,958	4,061,256

(1)	Includes CORFO.
(2)	It does not include assets of the old scholarship system.
(3)	Includes Oil Stabilization Fund, Copper Stabilization Fund, Infrastructure Fund and central government term deposits.
(4)	Preliminary.

Source: Central Bank, Budget Office, Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

On October 23, 2003, the Ministry of Finance released the third report on public debt records, containing data on the assets and liabilities of the central government, the Central Bank and other relevant public institutions for the period between 1989 and June 2002. The first two reports were released in November 2002 and March 2003 respectively. This report is the result of a compilation and systematization of data that was contained in several previous reports known to the public.

Public Sector Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” Because in Chile, local governments are not authorized to incur any financial indebtedness, the general and central government liabilities are treated as one item.

According to the public debt report, in June 2003, public sector liabilities equaled 15.9% of GDP. This figure is significantly less than the 45.4% figure of 1990, although it represents a slight increase in comparison to the historic minimum of 12.5% of GDP reached in 1998. More than two-thirds of this increase is explained by the depreciation of the Chilean peso, and only one-third relates to new indebtedness. Given that 51% of the public debt corresponds to dollar-denominated debt between the central government and the Central Bank, the effect of peso depreciation is counterbalanced by the increase in value of the Central Bank’s assets. Moreover, the Central Bank accounts include all “international reserves”; thus the depreciation of the peso improves the value of bank assets, offsetting the negative effect on public sector finances.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to appropriately measure the government’s financial position. This figure shows the difference between public debt and financial assets, i.e., deposits in current accounts, time deposits and fixed income investments. Equity investments and the loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 32.1% of GDP in 1990, 0.4% of GDP in 1998 and 8.5% of GDP in June 2003. The increase is mainly explained by a debt increment and a decrease in financial assets, which fell from 12.1% of GDP to 8.5% between 1998 and June 2003.

Central Bank Debt and Consolidated Debt

The Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since then. During the financial crisis experienced in Chile in 1983 and 1984, the Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Central Bank are its guarantees of public deposits and the securities issued by the bank. The main assets are the international reserves of the public with the bank, and the Treasury bills delivered to it by the government in connection with the financial crisis of 1983.

In June 2003, the assets of the Central Bank were greater than its liabilities, resulting in negative net indebtedness equivalent to 1.8% of GDP. In 1990 and 1998, the Central Bank had net indebtedness of 3.3% and 5.2% of GDP respectively.

The consolidated indebtedness, including public sector liabilities and Central Bank debt (including the result of the quasi-fiscal transactions mentioned above), is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways: (i) it reflects payment risk, which is virtually zero given the low level of public liabilities, and which explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for investment financing. The net consolidated debt of the public sector and the Central Bank in June 2003 was 6.7% of GDP; in 1990 it was 35.4% of GDP and in 1998, 5.6% of GDP.

Other Assets and Liabilities

The public debt report also includes information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state-owned companies totaled approximately 6.6% of GDP in 2002, while in 1990 and 1998 it amounted to 9.8% and 5.2% of GDP, respectively. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional cases and upon authorization provided by law, the state may guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. In June 2002, the total amount of public guarantees totaled 1.3% of GDP, as compared with 18.2% of GDP in 1990.

Under the social security system, Chile maintains certain liabilities to workers who changed from the old pension system to the new private one. The government pays this debt directly to the individual pension fund account when each worker retires. The government estimates that this liability equals 16.9% of GDP. This debt will be paid progressively as the workers who contributed to the old pension system retire.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that Chile may offer. Each time Chile sells securities, Chile will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Chile will issue the debt securities under the Amended and Restated Fiscal Agency Agreement, to be further amended prior to the first issuance of the debt securities after the date hereof, between Chile and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as fiscal agent. The Amended and Restated Fiscal Agency Agreement, as it may be amended from time to time, is referred to herein as the fiscal agency agreement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. You should read the fiscal agency agreement, the form of debt securities attached at the end of the fiscal agency agreement and the applicable prospectus supplement in making your decision on whether to invest in the debt securities. Chile has filed or will file copies of these documents with the SEC and at the office of the fiscal agent in The City of New York.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and record dates for these interest payment dates;

•	any index Chile will use to determine the amount of principal or any premium or interest payments;

•	the place or places where principal, interest and other payments (if any) with respect to the securities will be paid;

•	the form of debt security (global or certificated and registered or bearer);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Chile to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment of all or a portion of the debt securities at your option;

•	the currency in which the debt securities are denominated and the currency in which Chile will make payments;

•	the authorized denominations;

•	any additional covenants or agreements of Chile and any additional events that automatically accelerate, or that give you the right to accelerate, the maturity of your debt securities; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Chile may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Chile may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Chile may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Chile will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplement for any such offering.

Chile is not required to issue all of its debt securities under the fiscal agency agreement and this prospectus, but instead may issue debt securities other than those described in this prospectus under other fiscal agency agreements and documentation. That documentation may contain terms different from those included in the fiscal agency agreement and described in this prospectus.

Status of the Debt Securities

The debt securities will be direct, unconditional and unsecured obligations of Chile, backed by the full faith and credit of Chile (e.g., its tax revenues and general funds).

The debt securities will rank at all times at least equal in right of payment among themselves with all of Chile’s existing and future unsecured and unsubordinated external indebtedness. For this purpose, “external indebtedness” means all obligations of Chile or guaranteed by Chile for borrowed money or evidenced by bonds, notes or similar instruments denominated or payable in a currency other than Chilean pesos, including those which at the option of any holder are so denominated or payable.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Chile will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Debt securities in book-entry form will be represented by one or more global securities registered in the name of a nominee of DTC. Beneficial ownership interests in a global security will only be recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear System and Clearstream Banking société anonyme (Clearstream, Luxembourg).

Unless otherwise specified in the applicable prospectus supplement, Debt Securities in physical, certificated form will be issued only in exchange for interests in a global security in certain limited circumstances described below under “Certificated Securities.”

Payments of Principal and Interest

Unless otherwise provided in the applicable prospectus supplement, Chile will make payments of principal of and interest on the debt securities in U.S. dollars through the fiscal agent to DTC. Chile expects that payments to holders will be made in accordance with the procedures of DTC and its direct and indirect participants. Neither Chile nor the fiscal agent will have any responsibility or liability for any of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders from the money it receives.

If any date for an interest or principal payment is a day on which banking institutions in The City of New York or in the city where the relevant paying agent or transfer agent is located are authorized or obligated by law to be closed, Chile will make the payment on the following banking day in the respective city. No additional interest on the debt securities will accrue as a result of this delay in payment.

Any money that Chile pays to the fiscal agent or to any paying agent for the payment of principal or interest on the debt securities that remains unclaimed for two years after the payment was due and paid by Chile will be returned to Chile. Afterwards, the holder of the debt security may only look to Chile for repayment. Chile’s obligation to pay interest or principal on the debt securities will remain unchanged as a result of such a return of money to Chile.

In the event debt securities in physical, certificated form are issued, payments of interest on each debt security, other than interest payable at maturity, will be made on each interest payment date by check mailed to persons registered as holders on the fifteenth day immediately preceding the interest payment date, except that persons holding at least U.S. $1,000,000 principal amount of debt securities can request up to 15 days prior to an interest payment date that an interest payment be made by wire transfer to a bank account designated by the holder. Payments of principal will be made in the same manner, except that any holder may request payment of principal by wire transfer.

Chile and the fiscal agent may treat the person in whose name a debt security is registered as the owner of that security for the purpose of receiving payments of principal and interest on the debt securities and for all other purposes.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Chile or repayable before maturity at the option of the holder. Nevertheless, Chile may at any time repurchase the debt securities at any price in the open market or otherwise. Chile may hold or resell the securities it purchases or may surrender them to the fiscal agent for cancellation.

Additional Amounts

Chile will make all principal and interest payments on the debt securities without deducting or withholding any present or future Chilean taxes, unless the deduction or withholding is required by law. Chilean law currently requires Chile to deduct or withhold taxes in the case of payments of interest to holders that are not resident or domiciled in Chile. However, Chile will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction. We refer to such amounts as “Additional Amounts.” Any new withholding, deduction or other taxes imposed by Chile in the future will also give rise to payment of Additional Amounts.

Chile will not, however, pay any Additional Amounts in respect of debt securities in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder has some connection with Chile other than merely owning the debt security or receiving principal and interest payments on it; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Chile makes a payment of principal or interest available, except to the extent that such tax, assessment or charge is not caused by the delay.

Chile will pay any administrative, excise or property taxes which arise under Chilean law in connection with the debt securities. Chile will also indemnify the holders against any administrative, excise or property taxes resulting from any enforcement of Chile’s obligations under the debt securities following an event of default.

Negative Pledge Covenant

Chile will not grant or allow any lien to be placed on its assets or revenues as security for any of its public external indebtedness unless it contemporaneously grants or allows a lien that provides security on the same terms for Chile’s obligations under any debt securities.

For this purpose:

•	a “lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date of the fiscal agency agreement or at any time thereafter, and

•	“public external indebtedness” is external indebtedness (as described above under “Status of the Debt Securities”) that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Chile may grant or agree to certain permitted types of liens as described below:

•	any lien on property to secure public external indebtedness arising in the ordinary course of business to finance export, import or other trade transactions, which matures, after giving effect to all renewals and refinancings, not more than one year after the date on which this type of public external indebtedness was originally incurred;

•	any lien on property to secure public external indebtedness incurred to finance Chile’s acquisition or construction of the property, and any renewal or extension of the lien which is limited to the original property covered by it and which secures any renewal or extension of the original financing without any increase in the amount of the lien;

•	any lien on property arising by operation of any law in force as of the date of this Prospectus in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions, which in each case are deposited with or delivered to the financial institutions in the ordinary course of the depositor’s activities;

•	any lien existing on property at the time of acquisition and any renewal or extension of that lien which is limited to the original property covered by the lien and which secures any renewal or extension of the original financing secured by the lien at the time of the acquisition without increase in the amount of the original secured financing;

•	any lien in existence as of the date of the fiscal agency agreement; and

•	any lien securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of the public external indebtedness agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Events of Default

Unless otherwise specified in a prospectus supplement, each of the following is an event of default with respect to a series of the debt securities:

1.    Non-Payment: Chile’s failure for a period of 30 days to make a payment of principal or interest when due on any debt security of that series; or

2.    Breach of Other Obligations: Chile’s failure to observe or perform any of its covenants or obligations under that series of the debt securities or the fiscal agency agreement for 60 days following written notice to Chile to remedy the failure by the fiscal agent or persons holding debt securities representing 25% of the aggregate principal amount of the debt securities of the affected series outstanding; or

3.    Cross Default:

•	Chile’s failure beyond the applicable grace period to make any payment when due on any public external indebtedness in principal amount greater than or equal to US$20,000,000; or

•	acceleration on any public external indebtedness of Chile in principal amount greater than or equal to US$20,000,000 due to an event of default, unless the acceleration is rescinded or annulled; or

4.    Moratorium: Chile or certain Chilean courts declare a general suspension of payments or a moratorium on payment of its public external indebtedness; or

5.    Validity: Chile or any governmental entity of Chile which has the legal power to contest the validity of the debt securities contests the validity of the debt securities of that series in any type of formal proceeding.

If any of the above events of default occurs and is continuing, persons holding and representing at least 25% of the aggregate principal amount of the then outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. In the case of an event of default described in paragraphs 1 or 4 above, each affected holder may declare the principal amount which it holds to be immediately due and payable. The declarations referred above shall be made by giving written notice to Chile with a copy to the fiscal agent.

Holders of debt securities representing in the aggregate at least 50% of the aggregate principal amount of the then outstanding securities of any series may waive any existing defaults, and their consequences, on behalf of all holders of such series, if:

•	following the declaration of the debt securities due and payable immediately, Chile deposits with the fiscal agent a sum sufficient to pay all outstanding amounts then due on the debt securities of that series, other than amounts due solely because of the declaration; and

•	all other defaults have been remedied.

Fiscal Agent

The fiscal agency agreement establishes the obligations and duties of the fiscal agent, the right to indemnification of the fiscal agent and the liability and responsibility, including limitations on liabilities and responsibilities, for actions that the fiscal agent takes. The fiscal agent is entitled to enter into business transactions with Chile without accounting for any profit resulting from these transactions.

Chile may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. In addition, Chile may appoint different fiscal agents for different series of debt securities. The fiscal agent is not a trustee for the holders of debt securities and does not have the same responsibilities or duties to act for such holders as would a trustee. Chile may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent.

Paying Agents; Transfer Agents; Registrar

Chile may appoint paying agents, transfer agents and registrars with respect to any series of debt securities, which will be listed at the back of the applicable prospectus supplement. While Chile may at any time appoint additional or replacement paying agents, transfer agents and registrars, it will, however, maintain a paying agent and a registrar in The City of New York until the debt securities are paid.

In addition, Chile will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of the debt securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require. Chile will promptly provide notice of the termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with a series of the debt securities.

Meetings, Modifications and Amendments

Unless otherwise specified in a prospectus supplement, any series of debt securities issued under this prospectus will contain provisions regarding voting on amendments, modifications and waivers that differ from the provisions governing all of Chile’s currently outstanding public external indebtedness, and the provisions described below, commonly referred to as “collective action clauses,” will govern any such series of debt securities. Under these provisions, Chile may amend certain key terms of the debt securities of a series, including the maturity date, amounts payable and other payment terms, with the consent of fewer than all the holders of debt securities of the relevant series.

Chile may call a meeting of the holders of the debt securities of a series at any time regarding the fiscal agency agreement or such debt securities. Chile will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 20 and not more than 180 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of debt securities at its discretion or if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of such series have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 20 and not more than 180 days before the meeting.

Only holders of debt securities of a series and their proxies are entitled to vote at a meeting of holders of such debt securities. Holders or proxies representing a majority of the aggregate principal amount of the outstanding debt securities of a series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing not less than 25% of the aggregate principal amount of the outstanding debt securities of such series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing not less than 75% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent will set the procedures governing the conduct of any meeting.

Chile and the fiscal agent may modify or amend the terms and conditions of the debt securities of a series or the fiscal agency agreement if such changes are agreed to, at any meeting of holders or in writing, by persons holding debt securities representing at least 50% of the aggregate principal amount of the then outstanding debt securities of the affected series.

However, the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities of any series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of the relevant series that would:

•	change the due dates for the payment of principal of or interest on that series of debt securities;

•	reduce any amounts payable on that series of debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of that series of debt securities;

•	change the payment currency or places of payment for that series of debt securities;

•	permit early redemption of that series of debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of that series of debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to that series of debt securities) or the terms and conditions of that series of debt securities or to take any other action with respect to that series of debt securities or change the definition of “outstanding” with respect to that series of securities;

•	change Chile’s obligation to pay any additional amounts;

•	change the governing law provision of that series of debt securities;

•	change the courts to the jurisdiction of which Chile has submitted, Chile’s appointment of an agent for service of process with an office in New York or Chile’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the notes, as described in this fiscal agency agreement;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the status of the debt securities of a series, as described under “Description of Securities – Debt Securities – Status of Debt Securities”

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities of a series, can be made without your consent, as long as a supermajority of the holders of that series (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agrees to the change.

No consent of the holders is or will be required for any modification, amendment or change requested by Chile or the fiscal agent to:

•	add to Chile’s covenants for the benefit of the holders;

•	waive any right or power of Chile;

•	provide security or collateral for the debt securities;

•	cure any ambiguity, or correct or supplement any defective provision of the fiscal agency agreement; or

•	change the terms and conditions of the securities or the fiscal agency agreement in any manner which Chile and the fiscal agent mutually deem necessary or desirable so long as any change of this type will not adversely affect the interests of any holder of the affected securities.

For purposes of determining whether the required percentage of holders of any series of debt securities has approved any amendment, modification or change to, or waiver of, the debt securities of that series or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities of that series owned by Chile or any other obligor on those debt securities or by any person directly or indirectly controlled by Chile, or controlling or controlled by or under direct or indirect common control with any other obligor on those debt securities will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “control” means the power, directly or indirectly, through the ownership of the voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors or a corporation, trust, financial institution or other entity.

Replacement, Exchange and Transfer of Debt Securities

Under certain limited circumstances, beneficial interests in any global security representing debt securities may be exchanged for physical debt securities. See “Certificated Securities.” If Chile issues physical debt securities, the holder may present its debt securities for exchange with debt securities of a different authorized denomination, together with a written request for an exchange, at the office of the fiscal agent in The City of New York, or at the office of any paying agent. In addition, the holder of any physical debt security may transfer it in whole or in part by surrendering it at any of these offices together with an executed instrument of transfer. Chile will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of the debt securities. Chile may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental charges. The fiscal agent may reject any request for an exchange or registration of transfer of any debt security made within 15 days of the date for any payment of principal of or interest on the debt security.

If a physical debt security becomes mutilated, defaced, destroyed, lost or stolen, Chile may issue, and the fiscal agent will authenticate and deliver, a substitute debt security in replacement. In each case, the affected holder will be required to furnish to Chile, the fiscal agent and certain other specified parties an indemnity under which it will agree to pay Chile, the fiscal agent and certain other specified parties for any losses they may suffer relating to the debt security that was mutilated, defaced, destroyed, lost or stolen. Chile and the fiscal agent may also require that the applicant present other documents or proof. The affected holder will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Notices

Chile will publish notices to the holders of debt securities in a leading newspaper having general circulation in London, currently expected to be the Financial Times. Chile will also publish notices to holders in a leading newspaper having general circulation in Luxembourg while any series of the debt securities remains listed on the Luxembourg Stock Exchange and the rules of that exchange so require. Chile expects that it will make such publications in the Luxemburger Wort. A notice will be deemed given on the date of its first publication.

In addition to the above, Chile will mail notices to holders at their registered addresses. So long as DTC, or its nominee, is the registered holder of a global security or securities, each person owning a beneficial interest in the global security or securities must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global security or securities that is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest to receive notices provided to DTC.

Further Issues of Debt Securities

Without the consent of the holders, Chile may create and issue additional debt securities with the same terms and conditions as an outstanding series of debt securities (or the same except for the payment of interest scheduled on them and paid prior to the time of their issue). Chile may consolidate the additional debt securities to form a single series with an outstanding series of debt securities.

Limitation on Time for Claims

Claims against Chile for the payment of principal or interest on the debt securities (including Additional Amounts) must be made within five years of the date on which the payment first became due.

Warrants

If Chile issues warrants, their specific terms will be provided in a prospectus supplement, and a warrant agreement or amendment to the fiscal agency agreement and form of warrant will be filed with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Chile may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Chile and a bank or trust company, which may be the fiscal agent, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants; the date or dates on which you must exercise the warrants;

•	whether and under what conditions Chile may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable for another form and, if registered, where they may be transferred and exchanged;

•	the identity of the warranty agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of the warrants.

The warrants will be direct, unconditional and unsecured obligations of Chile and do not constitute indebtedness of Chile.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Chile nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Chile nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Chile may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Chile issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “Certificated Securities,” it may not be transferred, except as a whole, among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System and Clearstream Banking, société anonyme (known as Clearstream, Luxembourg) in Europe.

Clearing systems process the clearance and settlement of global securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Chile and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Chile and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Chile to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Chile or the fiscal agent.

As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Chile’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Chile takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Chile will only issue securities in certificated form in exchange for interests in a global security if:

•	in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Chile does not appoint a successor depositary within 90 days after the depositary notifies Chile or Chile becomes aware of this situation; or

•	an event of default with respect to the securities represented by a global security or securities has occurred and is continuing.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Chile and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Chile, the fiscal agent and any other agent of Chile may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Chile and the fiscal agent may require you to sign an indemnity under which you agree to pay Chile, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Chile and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Chile nor the fiscal agent have notice that a bona fide purchaser has acquired the security you are exchanging, Chile will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Chile in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law; Jurisdiction

The fiscal agency agreement and any warrant agreement, as well as any debt securities or warrants issued thereunder, will be governed by and will be construed and interpreted according to the law of the State of New York.

The debt securities and the fiscal agency agreement provide, and any warrants and warrant agreement will provide, that Chile will appoint and permanently maintain the person acting as or discharging the function of the Consul General of Chile in the City of New York, with an office on the date of this Prospectus at 866 United Nations Plaza, Suite 601, New York, New York 10017. Such Consul General shall act as, and process may be served upon Chile’s process agent in connection with any judicial action or proceeding commenced by any security holder, the fiscal agent, a warrant agent or any underwriter arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, the City of New York, and any appellate court with jurisdiction over any of these courts.

The process agent will receive on behalf of Chile and its property service of copies of the summons and complaint and any other process, which may be served in any action or proceeding arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, in any New York state or federal court sitting in the City of New York, in either case in the Borough of Manhattan, The City of New York, and any appellate court with jurisdiction over any of these courts. Due service of process may be made by officially delivering a copy of the process to Chile, at the address of the process agent, or by any other method permitted by applicable law, but not by mail. In addition, Chile will authorize and direct the process agent to accept such service on its behalf.

The provisions described above do not limit the right of any holder to bring any action or proceeding against Chile or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

Chile is a foreign sovereign state. Consequently, it may be difficult for holders of the securities to obtain judgments from courts in the United States or elsewhere against Chile. Furthermore, it may be difficult for investors to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Chile. Chile has been advised by Baraona, Marré y Spiess Abogados, special Chilean counsel to Chile, that there is doubt as to the enforceability of liabilities predicated solely upon the U.S. federal securities laws in a suit brought in Chile and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

To the extent that Chile may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced by a security holder, the fiscal agent, the warrant agent or underwriters arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, to claim for itself or its revenues or assets any immunity from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations under the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, and to the extent that in any jurisdiction there may be attributed to Chile this immunity (whether or not claimed) Chile will irrevocably agree not to claim and will irrevocably waive this immunity to the maximum extent permitted by law, except for actions arising out of or based on the U.S. federal securities laws or any state securities laws. However, Chile will not waive immunity from attachment prior to judgment and attachment in aid of execution under Chilean law with respect to property of Chile located in Chile and with respect to its movable and immovable property which is destined to diplomatic and consular missions and to the residence of the head of these missions or to military purposes, including any property, which is property of a military character or under the control of a military authority or defense agency, or the rights and property of the Central Bank abroad, since this waiver is not permitted under the laws of Chile. Chile agrees that the waivers described in this provision are permitted under the U.S. Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable for purposes of this Act.

Chile reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 with respect to any action brought against it under the U.S. federal securities laws or any U.S. state securities laws. In the absence of a waiver of immunity by Chile with respect to those actions, it would not be possible to obtain a U.S. judgment in an action brought against Chile under the U.S. federal securities laws or state securities laws unless a court were to determine that Chile is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to the action.

A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

Chile will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, the posting of any bond or the furnishing, directly or indirectly, of any other security.

A final and non-appealable judgment ordering Chile to pay a fixed or readily calculable sum of money rendered by any New York State or federal court sitting in the City of New York having jurisdiction under its laws, in an action arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, can be enforced against Chile in the courts of Chile with neither any retrial, re-examination of the merits of the original action nor re-litigation of the matters adjudicated upon nor payment of stamp, registration or similar taxes or duties (except for court and consular fees and other charges incurred in connection with enforcement proceedings and legalization of exequatur or rogatory documents); provided, that (i) said judgment is final and non-appealable, (ii) the judgment is not contrary to Chilean law (procedural regulations are not considered for this particular purpose), its jurisdiction, public policy (no public policy currently exists that would affect the enforcement in Chile of a judgment in respect of the securities, the fiscal agency or warrant agreements) and/or morality, (iii) the judgment shall not affect in any way properties located in Chile, which are, as a matter of Chilean law, exclusively subject to the jurisdiction of Chilean courts, and (iv) the judgment shall meet the following conditions:

•	if there exists a treaty as to the enforcement of judgments between Chile and the U.S., such treaty will be applied;

•	if there is no treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., a U.S. court would enforce a comparable judgment of a Chilean court under comparable circumstances). If lack of reciprocity is duly evidenced, the judgment cannot be enforced in Chile; and

•	if reciprocity cannot be proved, the judgment will be enforced if it has not been rendered by default within the meaning of Chilean law, that is if valid service of process was made upon Chile to the action unless Chile is able to prove that due to other reasons it was prevented from assuming its defense. Under Chilean law, service of process by means of the mailing of copies to any of either Chile or its agent of process, will not be deemed effective to cause proper service of process and, consequently, any judgment rendered in a legal proceeding in which process was served by means of mailing copies, may be then effectively contested by Chile.

The Chilean Supreme Court shall determine the accomplishment of all the foregoing legal requisites and proceed to enforce such final non-appealable judgment in accordance with the procedure contemplated by the Chilean Civil Procedure Code (Código de Procedimiento Civil) for the enforcement of foreign judgments. To pursue enforcement of a final and non-appealable judgment against Chile rendered by any New York State or federal court sitting in the City of New York having jurisdiction under its laws, in an action arising out of or relating to the fiscal agency agreement and any warrant agreement, if any, as well as from any debt securities or warrants, if any, issued thereunder, the judgment must be presented to the Supreme Court of Chile, in duly legalized form by the Chilean Consul in New York and translated into Spanish by an official translator at the Ministry of Foreign Affairs (Ministerio de Relaciones Exteriores). Said court will hear whatever presentation Chile wishes to make, which hearing will be limited to aspects relating to such enforcement action and not to substantive issues resolved in or by the final judgment. The Chilean Supreme Court will also hear the public prosecutor (fiscal judicial) as to such limited aspects, and, with only this background, the former will declare whether or not the judgment should be enforced in Chile.

If the Chilean Supreme Court, upon a final execution resolution, orders Chile to make the payment of a monetary obligation, it shall deliver by registered mail or through a certification officer, a transmittal communication to the Ministry of Finance (Ministerio de Hacienda) attaching an authorized copy or photocopy of the payment resolution including an attestation by the court confirming the final and non-appealable character of such resolution. An authorized copy or photocopy of the communication will be accumulated onto the process exhibiting either a printed confirmation by the certification officer of the receipt of the communication’s reception at the ministry’s document reception-desk or the certificate of receipt issued by the postal office, as the case may be. Additionally, a copy of the communication shall be delivered to the President of the Attorney General Council (Consejo de Defensa del Estado).

Within a 30-day term as of the reception of the transmittal communication copy, the Attorney General Council shall issue and deliver to the Ministry of Finance a report expressly indicating the name of the person to whom the payment shall be made. Finally, within the 60-day term as of date of reception of the aforementioned transmittal communication, the Ministry of Finance shall order the Chilean

Treasury by means of a decree, to honor the payment obligation including due interests and indexation, if applicable.

The Constitution prohibits the President of Chile from exercising judicial functions as well from reviewing the basis for and the contents of court’s decisions.

TAXATION

The following discussion provides a general summary of some of the primary tax consequences of purchasing, owning or selling the debt securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities. Chile does not currently have a tax treaty with the United States.

Chilean Taxation

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the debt securities made by a “foreign holder.” For this purpose, foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor domiciled in Chile (for purposes of Chilean taxation, an individual holder is deemed a resident of Chile if he or she has remained in Chile for more than six months in one calendar year, or for more than six months in two consecutive calendar years); or (ii) in the case of a legal entity, a legal entity that is not domiciled in Chile even if organized under the laws of Chile, unless the debt securities are assigned to a branch, agent, representative or permanent establishment of an entity in Chile.

Under Chilean income tax law, payments of interest made by Chile to a foreign holder of the debt securities will be subject to a Chilean interest withholding tax assessed at a rate of 4.0% (Chile is deemed a legal collection agent), so the holder only receives an after-tax net amount.

As described above, Chile has agreed, subject to specific exceptions and limitations, to pay to the security holders Additional Amounts in respect of the Chilean interest withholding tax in order that the interest the foreign holder receives, net of the Chilean interest withholding tax on interest income, equals the amount which would have been received by the foreign holder in the absence of the withholding. See “Description of the Securities—Debt Securities—Payment of Additional Amounts.”

Under existing Chilean law and regulations, debtor is obliged to withhold, declare and pay the tax. Therefore, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal made by Chile with respect to the debt securities, unless Chile fails to withhold taxes on interest as explained above, despite Chile’s obligation to pay to the holders the Additional Amounts.

The Chilean income tax law establishes that a foreign holder is subject to income tax on income from Chilean sources. For this purpose, income from a Chilean sources means earnings from activities performed in Chile or from the operation, sale or disposition of, or other transactions in connection with, assets or goods located in Chile. Capital gains realized on the sale or other disposition by a foreign holder of the debt securities generally will not be subject to any Chilean taxes provided that this sale or other disposition occurs outside of Chile (except that any premium payable on redemption of the debt securities will be treated as interest and subject to the Chilean interest withholding tax, as described above).

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless the debt securities held by a foreign holder are either (i) located in Chile at the time of the foreign holder’s death or gift, or (ii) if the bonds are not located in Chile at the time of a foreign holder’s death, if the debt securities were purchased or acquired with income obtained from Chilean sources. The issuance of the debt securities by Chile is exempt from Chilean stamp, registration or similar taxes.

United States Federal Taxation

In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation. You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision of the United States,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities (including Additional Amounts) will generally be subject to United States taxation and will be considered ordinary interest income. If you are a U.S. person, withholding tax levied by the government of Chile will be eligible:

•	for deduction in computing your taxable income, or

•	at your election, for credit against your U.S. federal income tax liability, subject to generally applicable limitations and conditions.

The availability of the deduction or, if you elect to have the foreign taxes credited against your U.S. federal income tax liability, the calculation of the foreign tax credit involves the application of rules that depend on your particular circumstances. You should consult with your own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

Under current United States federal income tax law, if you are not a United States person, the interest payments (including any Additional Amounts) that you receive on the debt securities generally will be exempt from United States federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale or exchange, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a “tax home” in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments made to certain United States persons. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are a United States person, you generally will not be subject to a United States backup withholding tax on these payments or proceeds if you provide your taxpayer identification number to the fiscal agent. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

European Union Directive on the Taxation of Savings Income

On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, each member state of the EU will be required, subject to a number of important conditions being met, to provide to the tax authorities of the other member states information regarding payments of interest (or other similar income) paid by persons within its jurisdiction to or for the benefit of individual residents of such other member states, except that for a transitional period Belgium, Luxembourg, and Austria will instead operate a withholding system in relation to such payments until such time as (amongst other things) the EU is able to enter into satisfactory information exchange agreements with several non-EU countries. It is expected that the directive will take effect from January 1, 2005. In addition, the Council approved a draft agreement with Switzerland pursuant to which Switzerland would impose withholding tax on non-Swiss source interest payments paid by persons within its jurisdiction to individual residents of the EU, and would share a portion of the revenue with the recipients’ countries of residence.

PLAN OF DISTRIBUTION

General

Chile may sell the securities in any of three ways.

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth, relating to an issuance of the Securities:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to Chile from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

If Chile uses underwriters or dealers in a sale, they will acquire the securities for their own accounts and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Chile may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Chile may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Chile for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Chile in the ordinary course of business.

Chile may not publicly offer or sell the securities in Chile unless it so specifies in the applicable prospectus supplement.

Chile may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment.

Chile may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts.

These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

Chile may offer the securities to holders of other securities of Chile as consideration for Chile’s purchase or exchange of the other securities. Chile may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Chile will generally not register under the U.S. Securities Act of 1933 the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Chile cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Chile offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these non-SEC-registered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of Chile or one of its agencies or instrumentalities relies on the authority of the publication as a public official document of Chile. All other information in this prospectus and in the registration statement for the bonds that Chile has filed with the SEC is included as a public official statement made on the authority of Heinz P. Rudolph, the Director of International Finance of the Ministry of Finance of Chile.

VALIDITY OF THE SECURITIES

The following persons, or other counsel specified in the relevant prospectus supplement, will give opinions regarding the validity of the securities:

•	For Chile:

•	Cleary, Gottlieb, Steen & Hamilton, special New York counsel to Chile; and

•	Baraona, Marré y Spiess Abogados, special Chilean counsel to Chile.

•	For the underwriters:

•	Shearman & Sterling, special New York counsel to the underwriters; and

•	Carey y Cia. Ltda., special Chilean counsel to the underwriters.

As to all matters of Chilean law, Shearman & Sterling may rely upon the opinion of Carey y Cia. Ltda. and Cleary, Gottlieb, Steen & Hamilton may rely upon the opinion of Baraona, Marré y Spiess Abogados.

AUTHORIZED REPRESENTATIVE

The authorized representative of Chile in the United States of America is Oscar Fuentes Lazo, Consul General of Chile in New York, whose address is 866 United Nations Plaza, Suite 601, New York, NY 10017.

GENERAL INFORMATION

Authorization

The Executive Power of Chile will authorize each issuance of the securities by Supreme Decree. Chile will obtain all consents and authorizations necessary under Chilean law for the issuance of the securities and has obtained all consents and authorizations necessary for the execution of the fiscal agency agreement.

Litigation

Except as described under “Government Expenditures—Government Litigation,” neither Chile nor the Ministry of Finance of Chile is involved in any litigation or arbitration proceeding which is material in the context of the issue of the securities. Chile is not aware of any similarly material litigation or arbitration proceeding that is pending or threatened.

Where You Can Find More Information

Chile has filed a registration statement for the securities with the SEC under the U.S. Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

Room 1024, Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

http://www.sec.gov

Please call the SEC at 1-800-SEC-0330 for further information.

As long as any series of the debt securities or any warrants are listed on the Luxembourg Stock Exchange, you may receive free of charge copies of the following documents with respect to such securities on any business day at the offices of the paying agents in Luxembourg:

•	the amended and restated fiscal agency agreement incorporating the forms of the debt securities;

•	the relevant warrant agreement;

•	English translations of the relevant Supreme Decree; and

•	copies of the most recent annual economic report of Chile.

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government (1)

Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (millions of units)
United States Dollars	5.270%	N/A	2003	0.0
United States Dollars	BID (5.8%)	2002	2003	0.1
United States Dollars	0.884%	1998	2003	0.1
United States Dollars	0.750%	1963	2003	0.6
United States Dollars	4.000%	1984	2004	0.1
United States Dollars	2.000%	1964	2004	0.6
United States Dollars	2.000%	1964	2004	2.7
United States Dollars	Libor + 0.8125%	1995	2005	0.1
United States Dollars	0.750%	1964	2005	0.2
United States Dollars	Libor + 0.8125%	1986	2005	1.9
United States Dollars	Libor + 0.8125%	1986	2005	6.2
United States Dollars	5.500%	1977	2005	7.2
United States Dollars	Libor + 0.8125%	1984	2005	14.1
United States Dollars	2.000%	1964	2006	0.2
United States Dollars	2.500%	1965	2006	0.4
United States Dollars	4.000%	1986	2006	0.7
United States Dollars	2.000%	1976	2006	1.1
United States Dollars	2.000%	1976	2006	2.2
United States Dollars	2.000%	1977	2007	1.1
United States Dollars	6.720%	1993	2007	9.4
United States Dollars	5.625%	2002	2007	600.0
United States Dollars	7.500%	1978	2008	0.3
United States Dollars	4.000%	1978	2008	1.4
United States Dollars	2.500%	1967	2008	2.2
United States Dollars	2.500%	1967	2008	5.3
United States Dollars	2.500%	1968	2009	3.3
United States Dollars	BIRF (1.3%)	1992	2009	13.4
United States Dollars	6.875%	1999	2009	500.0
United States Dollars	BIRF (1.3%)	1992	2010	0.9
United States Dollars	BIRF (1.3%)	1992	2010	2.8
United States Dollars	BIRF (1.3%)	1995	2010	18.4
United States Dollars	BIRF (1.3%)	1995	2010	55.5
United States Dollars	4.000%	1986	2011	1.4
United States Dollars	BIRF (1.3%)	1994	2011	2.7
United States Dollars	0.750%	1961	2011	5.9
United States Dollars	BIRF (1.3%)	1996	2011	11.3
United States Dollars	BID (3.83%)	1999	2011	26.3
United States Dollars	7.125%	2002	2012	100.0
United States Dollars	7.125%	2001	2012	650.0
United States Dollars	1.750%	1992	2013	14.0
United States Dollars	BIRF (1.55%)	1999	2014	3.6
United States Dollars	BIRF (1.55%)	1999	2014	5.0
United States Dollars	BIRF (1.55%)	1999	2014	64.9
United States Dollars	BIRF (1.55%)	2000	2017	0.6
United States Dollars	BIRF (1.55%)	2002	2017	0.8
United States Dollars	1.293%	1996	2017	26.0
United States Dollars	BID (5.8%)	1999	2019	139.6

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (millions of units)
United States Dollars	BID (5.8%)	2001	2021	32.9
United States Dollars	BID (5.8%)	2002	2022	0.1
United States Dollars	0.884%	1993	2024	0.1
United States Dollars	1.293%	1994	2024	10.0
United States Dollars	BID (5.8%)	2000	2026	0.2
United States Dollars	BID (5.8%)	2001	2026	104.4
United States Dollars	5.270%	1994	2027	3.2
United States Dollars	5.270%	1993	2027	60.5
United States Dollars	5.270%	1994	2028	9.1
United States Dollars	FIJA	1995	2038	15.0

				US$ 2,540.1

Euro	10.000%	1990	2003	0.1
Euro	Libor + 0.8125%	1984	2005	0.2
Euro	2.000%	1973	2005	1.3
Euro	Libor + 0.8125%	1986	2005	1.5
Euro	Libor + 0.8125%	1986	2005	2.8
Euro	5.125%	2002	2005	300.0
Euro	2.000%	1976	2006	0.1
Euro	2.000%	1977	2007	0.1
Euro	7.500%	1978	2008	0.4
Euro	6.930%	2001	2011	3.9
Euro	2.000%	1991	2021	14.1
Euro	5.270%	1990	2022	3.3
Euro	2.000%	1994	2023	7.7
Euro	2.000%	1993	2023	12.6
Euro	2.000%	1993	2024	8.1
Euro	2.000%	1996	2026	12.8
Euro	0.750%	2001	2041	1.7

				EUR 370.5

Japanese Yen	5.500%	1988	2004	2,903.1
Japanese Yen	Libor + 0.8125%	1995	2005	62.9
Japanese Yen	Libor + 0.8125%	1995	2005	104.8
Japanese Yen	Libor + 0.8125%	1995	2005	167.7
Japanese Yen	Libor + 0.8125%	1995	2005	209.6
Japanese Yen	Libor + 0.8125%	1995	2005	209.6
Japanese Yen	Libor + 0.8125%	1986	2005	436.4
Japanese Yen	Libor + 0.8125%	1986	2005	864.8
Japanese Yen	2.000%	1976	2006	58.9
Japanese Yen	7.137%	1990	2006	6,894.7
Japanese Yen	7.500%	1978	2008	126.3

				JPY 12,038.8

Swiss Francs	Libor + 0.8125%	1986	2005	0.2
Swiss Francs	Libor + 0.8125%	1984	2005	0.3
Swiss Francs	5.270%	1990	2006	1.3
Swiss Francs	7.500%	1978	2008	1.0

				CHF 2.8

Canadian Dollar	2.000%	1976	2006	0.0
Canadian Dollar	2.000%	1976	2006	0.2
Canadian Dollar	2.000%	1977	2007	0.3

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (millions of units)

				CAD 0.5

Pounds Sterling	Libor + 0.8125%	1986	2005	0.9
Pounds Sterling	Libor + 0.8125%	1986	2005	1.0

				GPB 1.9

Swedish Kroner	5.270%	1972	2022	SEK 9.8

DEG	5.270%	1995	2012	DEG 1.9

Unit of Account, BIRF	BIRF (6.61%)	1987	2004	2,742.0
Unit of Account, BIRF	BIRF (6.61%)	1989	2006	1,532.0
Unit of Account, BIRF	BIRF (6.61%)	1989	2006	4,398.0
Unit of Account, BIRF	BIRF (6.61%)	1990	2007	2,502.0
Unit of Account, BIRF	BIRF (6.61%)	1991	2008	580.0
Unit of Account, BIRF	BIRF (6.61%)	1991	2008	1,070.0
Unit of Account, BIRF	BIRF (6.61%)	1991	2008	4,432.0
Unit of Account, BIRF	BIRF (6.61%)	1992	2009	886.0
Unit of Account, BIRF	BIRF (6.61%)	1992	2009	2,230.0
Unit of Account, BIRF	BIRF (6.61%)	1992	2009	2,703.0
Unit of Account, BIRF	BIRF (6.61%)	1992	2010	342.0
Unit of Account, BIRF	BIRF (6.61%)	1992	2010	429.0
Unit of Account, BIRF	BIRF (6.61%)	1995	2010	2,390.0
Unit of Account, BIRF	BIRF (6.61%)	1994	2011	263.0

				UA 26,499.0

Units of Account, IDB	7.586%	1984	2004	115,980.0
Units of Account, IDB	BID (5.51%)	1992	2012	737,597.0
Units of Account, IDB	BID (5.51%)	1991	2011	4,255,996.0
Units of Account, IDB	BID (5.51%)	1992	2012	6,977,743.0
Units of Account, IDB	BID (5.51%)	1994	2019	11,749,651.0
Units of Account, IDB	BID (5.51%)	1991	2016	29,031,527.0
Units of Account, IDB	BID (5.51%)	1991	2011	43,535,339.0
Units of Account, IDB	BID (5.51%)	1995	2020	44,394,379.0

				US$140,798,213.0

Total				US$3,604.1

(1)	Amounts expressed in US dollars at the rate announced by the Central Bank on December 31, 2002.

TABLES AND SUPPLEMENTAL INFORMATION

External Guaranteed Medium- and Long-Term Direct Debt of State Entities

Indirect Debt of the Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (millions of units)
Corfo	YEN	Libor + 0.8125%	1984	2005		9.4
Corfo	YEN	Libor + 0.8125%	1986	2005		4.3
Corfo	US$	Libor + 0.55%	1902	2005		25.0
Corfo	US$	Libor + 0.8125%	1984	2005		35.6
Corfo	US$	Libor + 0.8125%	1984	2005		5.9
Corfo	US$	Libor + 0.8125%	1986	2005		38.4
Corfo	US$	2.00%	1965	2006		0.4
Corfo	US$	7.41%	1992	2005		0.5
Corfo	CM	BIRF (4.85%)	1987	2004		6.2
Corfo	EUR	Libor + 0.8125%	1984	2005		0.1
Corfo	EUR	Libor + 0.8125%	1986	2005		4.4
Corfo	EUR	Libor + 0.8125%	1984	2005		0.2
Corfo	LIB	Libor + 0.8125%	1984	2005		1.6
Corfo	LIB	Libor + 0.8125%	1986	2005		0.6
Corfo	CAN$	Libor + 0.8125%	1984	2005		0.3
Corfo	CAN$	Libor + 0.8125%	1984	2005		0.2
Corfo	FRS	Libor + 0.8125%	1984	2005		0.0
Efe	YEN	3.00%	1992	2017		44.1
Enami	US$	Libor+0,7%	2002	2006		220.0
Enami	US$	Libor+0.8125%	1990	2005		4.3
Enami	YEN	Libor+0.8125%	1990	2005		2.3
Enap	US$	Libor+0.8125%	1984	2005		1.9
Enap	EUR	Libor+0.8125%	1984	2005		1.3
Enap	YEN	Libor+0.8125%	1984	2005		12.3
Enap	CAN	Libor+0.8125%	1984	2005		0.1
Enap	US$	Libor+0.8125%	1985	2005		6.3
Enap	US$	Libor+0.8125%	1988	2005		14.0
Metro S.A.	US$	6.51%	1996	2007		19.6
Metro S.A.	US$	6.61%	1993	2007		26.4
Metro S.A.	US$	6.63%	1996	2007		0.5
Metro S.A.	US$	6.95%	1995	2006		0.2
Metro S.A.	US$	7.11%	1994	2006		0.0
Metro S.A.	US$	7.28%	1995	2006		0.4
Metro S.A.	US$	7.48%	1997	2007		0.2
Metro S.A.	US$	8.06%	1995	2007		5.1
Metro S.A.	US$	8.44%	1995	2007		1.3
Metro S.A.	US$	8.58%	1995	2007		3.7
Metro S.A.	US$	8.80%	1995	2007		5.2
Metro S.A.	US$	8.83%	1995	2007		2.6
Metro S.A.	US$	Libor+0.4%	2002	2014		25.1
Metro S.A.	US$	Libor+0.8%	2000	2010		20.0
Metro S.A.	US$	Libor+0.95%	1998	2010		25.0
Total					US$	575.0

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of Private Sector Guaranteed by the

Central Government Indirect Debt of the Government

Debtor	Currency of Borrowing	Interest Rate	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (in million of US$)
BHIF	US$	Libor + 0.8125%	2.00%	1983	2005		0.1
BHIF	US$	Libor + 0.8125%	2.00%	1985	2005		0.3
BHIF	US$	Libor + 0.8125%	2.06%	1988	2005		0.0
CORPBANCA(1)	US$	Libor + 0.8125%	2.31%	1988	2005		0.4
CORPBANCA	US$	Libor + 0.8125%	2.31%	1988	2005		0.0
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.1
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.1
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.0
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.0
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.3
CORPBANCA	US$	Libor + 0.8125%	2.69%	1984	2005		0.3
CORPBANCA	US$	Libor + 0.8125%	2.56%	1987	2005		0.0
CORPBANCA	US$	Libor + 0.8125%	2.56%	1987	2005		0.3
CORPBANCA	US$	Libor + 0.8125%	2.56%	1987	2005		0.9
CORPBANCA	US$	Libor + 0.8125%	2.56%	1987	2005		0.2
CORPBANCA	EUR	Libor + 0.8125%	4.17%	1987	2005		0.2
CORPBANCA	EUR	Libor + 0.8125%	5.38%	1984	2005		1.1
CORPBANCA	EUR	Libor + 0.8125%	4.06%	1984	2005		0.0
CORPBANCA	EUR	Libor + 0.8125%	5.38%	1984	2005		0.1
CORPBANCA	EUR	Libor + 0.8125%	5.38%	1987	2005		0.2
ENDESA	US$	Libor + 0.8125%	3.84%	1986	2005		27.0
ENDESA	US$	Libor + 0.8125%	2.86%	1986	2005		1.8
ENDESA	YEN	Libor + 0.8125%	1.41%	1986	2005		1.9
ENDESA	LIB	Libor + 0.8125%	5.56%	1986	2005		1.8
ENDESA	EUR	Libor + 0.8125%	4.83%	1986	2005		0.5
ENDESA	BIRF	Libor + 0.8125%	6.48%	1987	2005		3.3
ESVAL	US$	CQB+0.5%	CQB+0.5%	1991	2008		12.3
Total						US$	53.6

TABLES AND SUPPLEMENTAL INFORMATION

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (in million of US$)
CODELCO	US$	7.38%	1999	2009	US$	300.00
CODELCO	US$	6.38%	2002	2012		435.00
CODELCO	UF	4.00%	2002	2012		164.50
CODELCO	US$	Libor+0.6%	2000	2005		500.00
CODELCO	US$	Libor+0.3%	1998	2003		75.00
CODELCO	US$	Libor+0.45%	2001	2006		300.00
ENAMI	US$	Libor+0.75%	1997	2004		3.61
ENAMI	US$	Libor+0.75%	2000	2008		9.65
ENAMI	US$	Libor+1.625%	2000	2008		6.41
ENAP	US$	Libor+0.8125%	1997	2005		4.43
ENAP	US$	Libor+0.8125%	1998	2005		49.09
ENAP	US$	Libor+0.8125%	1998	2005		6.55
ENAP	US$	Libor+0.8125%	2002	2007		76.00
ENAP	US$	Libor+0.8125%	2002	2012		290.00
Others (1)	various	various	various	various		531.31

Total					US$	2,751.55

(1)	Includes debt of Banco Estado and the Central Bank, among others.

TABLES AND SUPPLEMENTAL INFORMATION

Internal Medium and Long Term Debt of the Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of December 31, 2002 (in million of US$)
Debt of Corfo	7.51%	2004	Ps. 3.1
Treasury (1)	various	various	31.6

Total			Ps. 34.7

(1)	Does not include borrowing among public entities.

TABLES AND SUPPLEMENTAL INFORMATION

Internal Medium- and Long-Term Debt of Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2002 (in millions of pesos)
Indexed promissory notes payable in coupons (PRC)	various	various	none	4,606,054
Central Bank discountable promissory notes (PDBC)	various	various	none	2,983,000
Central Bank indexed promissory notes in US dollars (PRD)	various	various	none	2,622,091
Indexed coupons (CERO) in indexed units UF	various	various	none	1,149,390
Central Bank bonds in US dollars (BCD)	various	various	none	1,026,429
Indexed coupons (CERO) in US dollars	various	various	none	591,647
Central Bank bonds in Chilean pesos (BCP)	various	various	none	373,752
Promissory notes in indexed units UF (Resolution 990 for redemption of promissory notes Resolution 1836)	various	various	none	111,999
Central Bank bonds in indexed units UF (BCU)	various	various	none	326,589
Commercial notes from redenomination of foreign debt securities	various	various	none	226,795
Central Bank indexed promissory notes (PRBC)	various	various	none	60,279
Deposit certificates in US dollars, Resolution 1649	various	various	none	3,646
Promissory notes stated in indexed units UF (Resolution 1836 arising from certificates in US dollars)	various	various	none	1,359
Floating interest rate promissory notes (PTF)	various	various	none	1,086
Promissory notes issued for exchange rate differencial	various	various	none	21

Total				14,084,137

TABLES AND SUPPLEMENTAL INFORMATION

Internal Medium- and Long-Term Debt of the Chilean Public Sector (1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2002 (in millions of US$)
Public Sector Entities	various	various	none	$314.1
Subsidiaries of Corfo	various	various	none	571.1

Total				$885.2

(1)	Companies under the management of Comité SEP plus ENAP.

ISSUER

Republic of Chile

The Ministry of Finance

Teatinos 120 Piso 12

Santiago, Chile

FISCAL AGENT

JPMorgan Chase Bank

4 New York Plaza, 1st Floor

New York, New York 10004-2413

PRINCIPAL PAYING AGENT, TRANSFER AGENT AND REGISTRAR

JPMorgan Chase Bank

4 New York Plaza, 1st Floor

New York, New York 10004-2413

PAYING AGENTS AND TRANSFER AGENTS

JPMorgan Chase Bank 4 New York Plaza, 1st Floor New York, New York 10004-2413	J.P. Morgan Bank Luxembourg S.A. 5 Rue Plaetis L-2238 Luxembourg Grand Duchy of Luxembourg	JPMorgan Chase Bank, London Office Trinity Tower 9 Thomas More Street London E1 9YT

LEGAL ADVISORS TO CHILE

As to New York law Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	As to Chilean law Baraona, Marré y Spiess Abogados Isidora Goyenechea 3120, Piso 17 Las Condes - Santiago Chile

LEGAL ADVISORS TO THE UNDERWRITERS

As to New York law Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	As to Chilean law Carey y Cía. Ltda. Miraflores 222, Piso 24 Santiago, Chile

LISTING AGENT

Dexia Banque Internationale à Luxembourg, S.A.

69 Route d’Esch

L-2953 Luxembourg

Grand Duchy of Luxembourg